                                                    This filing is made pursuant
                                                    to Rule 424(b)(1) under
                                                    the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 333-12605




PROSPECTUS


                                  $20,000,000

                                      LOGO

                       10.25% SUBORDINATED NOTES DUE 2003



     The 10.25% Subordinated Notes due December 1, 2003 (the "Notes") offered hereby are unsecured general obligations of ACC Consumer Finance Corporation ("ACC"). Interest on the Notes is payable monthly in arrears commencing January 1, 1997.


     ACC will redeem, at any time, at par plus accrued interest, Notes tendered for a deceased beneficial owner within 60 days of presentation of the necessary documents, up to an annual maximum of $25,000 per beneficial owner and up to an annual aggregate maximum of $300,000. The Notes are redeemable at the option of ACC in whole or in part, at any time on or after December 1, 1999, at the redemption prices set forth herein, plus accrued interest.

     The Notes will be issued in integral multiples of $1,000 and will be in fully registered form. No sinking fund will be established for the Notes. See "Description of the Notes." The minimum principal amount of Notes which may be purchased is $1,000. ACC has been advised by the Underwriters that each Underwriter intends to make a market in the Notes; however, the Notes will not be listed for trading on the Nasdaq National Market or any exchange, and no assurance can be given that an active trading market for the Notes will develop.
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                         PUBLIC             DISCOUNT(1)            ACC(2)
-------------------------------------------------------------------------------------------------
Per Note..........................         100%                 4%                   96%
-------------------------------------------------------------------------------------------------
Total(3)..........................      $20,000,000          $800,000            $19,200,000
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by ACC estimated at $237,000.

(3) ACC has granted the Underwriters an option exercisable within 30 days from the date of this Prospectus to purchase up to $3,000,000 aggregate principal amount of additional Notes on the same terms and conditions set forth above to cover over-allotments, if any. If all such Notes are purchased, the total Price to Public, Underwriting Discount and Proceeds to ACC will be $23,000,000, $920,000 and $22,080,000, respectively. See
     "Underwriting."

                            ------------------------


     The Notes are offered by the Underwriters, subject to receipt and acceptance of such Notes by the Underwriters and subject to their rights to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. The Notes will bear interest from the date of delivery to the Underwriters. It is expected that the Notes will be ready for delivery on or about November 21, 1996.


MCDONALD & COMPANY                                           J.C. BRADFORD & CO.
      SECURITIES, INC.


                THE DATE OF THIS PROSPECTUS IS NOVEMBER 18, 1996

                        ACC CONSUMER FINANCE CORPORATION

              REGIONAL CREDIT CENTERS(1) AND SIGNIFICANT STATES(2)
                            AS OF SEPTEMBER 30, 1996

                                     [MAP]
---------------
(1) See "Business -- Purchase of Contracts" for a discussion of the Company's regional credit centers.

(2) Significant States are any states wherein the Company purchased more than $500,000 in Contracts in the three month period ending September 30, 1996.
                            ------------------------

     The Company intends to furnish its Noteholders with annual reports containing audited financial statements each fiscal year.
                            ------------------------

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. Unless otherwise indicated, all information set forth herein does not reflect the exercise of the Underwriters' over-allotment option. This Prospectus contains certain statements regarding the Company's plans and objectives for future operations, the Company's future economic performance and assumptions relating to future operations or future economic performance that constitute "forward looking information" under the Securities Litigation Reform Act of 1995. Each of such statements is subject to risks, as set forth under "Risk Factors" that could cause actual results to differ materially from the results included in the forward looking information.

     Unless the context otherwise requires, all references in this Prospectus to the Company refer to ACC Consumer Finance Corporation, OFL-A Receivables Corp., a wholly-owned special purpose subsidiary of ACC that takes title to all Contracts and is the record lienholder of all financed vehicles and the obligor under the Company's secured financing facilities ("OFL-A"), and ACC Receivables Corp. ("Receivables"), a wholly-owned special purpose subsidiary of ACC formed in connection with the Company's issuance of asset-backed securities. All references to ACC, unless the context otherwise requires, refer to ACC Consumer Finance Corporation, which is the issuer of the Notes. ACC provides the Contract acquisition and portfolio servicing functions and incurs virtually all of the Company's operating expenses. However, OFL-A and Receivables own substantially all of the earning assets of the Company.

                                  THE COMPANY

     The Company specializes in the indirect financing of automobile installment contracts ("Contracts"), originated primarily by franchised automobile dealers, for consumers who pose credit risks due to past credit problems, limited or no credit histories and/or low incomes ("Non-Prime Borrowers"). These consumers are unlikely to qualify for financing from traditional automobile financing sources such as commercial banks, savings and loans, thrift and loans, credit unions and the captive finance companies of automobile manufacturers. Through its financing program, the Company provides automobile dealers ("Dealers") with a source of financing for Non-Prime Borrowers.

     ACC was founded by three senior executives with extensive experience in non-prime credit evaluation, asset securitization and collections. ACC has experienced significant growth since its formation in July 1993. From September 30, 1995, to September 30, 1996, the outstanding balance of Contracts serviced by the Company increased from $100 million to $210 million, or 110%. The volume of Contracts purchased by the Company increased from $72 million during the nine-month period ended September 30, 1995, to $132 million during the nine-month period ended September 30, 1996, or 83%. During the nine-month period ended September 30, 1996, ACC reported net income of $3.4 million (with a 42% effective tax rate), compared to net income of $2.8 million (with a 10.2% effective tax rate) for the nine-month period ended September 30, 1995. In May 1996, the Company sold 2,000,000 shares of its common stock in an initial public offering that generated net proceeds of approximately $12.5 million.

     The automobile finance market is one of the largest consumer finance markets in the United States, with $356 billion in outstanding credit as of January 1996. Since its formation, ACC has targeted the highly fragmented non-prime segment of this market which has an estimated $70 billion in outstanding credit. The Company's business plan focuses on the following strategies:

     MARKET FOCUS. The Company targets major metropolitan areas and expands into those markets in which it can recruit salespeople with non-prime lending experience. The Company believes that major metropolitan areas provide concentrations of high volume Dealers which can be effectively serviced by its regional sales managers. The Company attempts to develop a broad Dealer base to avoid dependence on a limited number of Dealers. As of September 30, 1996, the Company directly marketed its program to Dealers in 25 states, and during the nine-month period ended September 30, 1996, 62% of the Contracts were purchased from Dealers in the states of California, Florida, Pennsylvania and Texas. As of September 30,

1996, the Company had 1,247 active Dealers, defined as Dealers from which the Company had purchased at least one Contract in the last six months. As of September 30, 1996, no Dealer accounted for more than 4% of the Company's Contract portfolio and the ten Dealers from which the Company purchased the most Contracts accounted for approximately 12% of the Company's Contract portfolio, in aggregate.

     LATE-MODEL USED VEHICLE CONTRACTS FROM FRANCHISED DEALERS. The Company's financing program targets the purchase of Contracts for late-model used vehicles that are originated by franchised Dealers. As of September 30, 1996, the median model year in the Company's Contract portfolio was 1994. As of September 30, 1996, approximately 86% of Contracts serviced by the Company financed used vehicles and 97% were acquired from franchised Dealers. The average discount and the weighted average coupon on Contracts purchased during the nine-month period ended September 30, 1996, were 4.8% and 20.7%, respectively. The Company believes that late-model used vehicles represent the largest segment of the used vehicle market, while posing less risk of default due to mechanical problems than do older used vehicles. The Company targets franchised Dealers because the financial requirements and customer service standards imposed on these dealers by automobile manufacturers generally result in a high level of financial stability and customer satisfaction. As a result, the Company believes, in general, Contracts from these Dealers expose the Company to less risk of Dealer misrepresentation and lower levels of borrower default.

     CREDIT SCORING AND RISK MANAGEMENT SYSTEM. In order to manage the higher risks associated with Non-Prime Borrowers, the Company maintains a database which tracks key underwriting parameters for each Contract purchased. This database is then used to statistically compare the characteristics of performing Contracts to nonperforming Contracts. Using this analysis, the Company periodically refines and enhances the proprietary credit scoring system used by its credit officers. The Company believes that this approach to credit evaluation allows the Company to offer to Dealers a series of different pricing programs tied to the expected economic value of each program to the Company. In addition, the Company has assigned designated lending limits for each credit officer.


     CREDIT PERFORMANCE AND ALLOWANCE FOR CONTRACT LOSSES. The Company monitors its delinquencies and charge-offs and attempts to maintain an adequate allowance for Contract losses. As of September 30, 1996, delinquencies of 31 days or more were 4.4% of the servicing portfolio and delinquencies of 61 days or more were 1.4%. For the nine-month period ended September 30, 1996, net charge-offs as a percentage of the average servicing portfolio were 4.1%. The combined allowance for losses on Contracts held-for-investment and the allowance for losses embedded in the excess servicing receivables was $15.9 million, representing 7.6% of the Contracts serviced as of September 30, 1996.


     REGIONAL CREDIT CENTERS. The Company's regional credit centers in Atlanta, Georgia; Dallas, Texas; Miami, Florida; Newark, Delaware; and San Diego, California process and approve applications from the 25 states in which the Company directly markets its program. The Company believes this regional structure meets the Company's Dealer service objectives without sacrificing economies of scale and operating controls.

     CENTRALIZED FUNDING AND COLLECTION MANAGEMENT. The Company manages all Contract funding and collection activities from its headquarters in San Diego. Through this central operation, the Company conducts an extensive pre-funding verification process on 100% of the Contracts, which generally includes a direct telephone interview with the borrower. The Company typically returns Contract packages that fail to meet its requirements. The Company also monitors the performance of each of its Dealers and conducts a post-funding quality control review of a random sample of 5% of all Contracts purchased by ACC. The Company pursues a collection strategy of early and frequent contact with delinquent borrowers using a high-penetration autodialer to begin contacting borrowers who become six days delinquent. ACC believes that its centralized funding and collection structure allows for maximum operating control and cost efficiency.


     ASSET SECURITIZATIONS. As of September 30, 1996, the Company had issued five asset-backed securities involving Contracts aggregating approximately $232 million. Each of the securities was rated AAA by Standard & Poor's Ratings Group ("S&P") and Aaa by Moody's Investors Service, Inc. ("Moody's"), based on a guaranty by Financial Security Assurance Inc. ("FSA"). The Company issues asset-backed securities to redeploy capital, reduce its interest rate risk and recognize gains from the sale of the Contracts.

Secured financing for Contract purchases is provided by Cargill Financial Services Corporation ("Cargill") under a repurchase facility which expires in July 1998 (the "Repurchase Facility").

                            ------------------------

     ACC was incorporated in California on June 3, 1993, under the name of American Credit Corporation, changed its name to ACC Consumer Finance Corporation in October 1995, was reincorporated in Delaware in November 1995 and became a public company in May 1996. ACC's executive offices are located at 12750 High Bluff Drive, Suite 320, San Diego, California 92130, and its telephone number is (619) 793-6300.

                                  THE OFFERING


Securities Offered............   $20,000,000 principal amount of 10.25%
                                 Subordinated Notes due 2003 assuming no
                                 exercise of the Underwriters' over-allotment option to purchase up to an additional
                                 $3,000,000 principal amount of Notes. The Notes are unsecured, general obligations of the Company. See "Description of the Notes" for a more detailed description of the Notes offered hereby.



Maturity......................   December 1, 2003.



Interest Payment Dates........   Interest is payable monthly in arrears
                                 commencing January 1, 1997.


Redemption Upon Death of
  Noteholder..................   UPON THE DEATH OF A NOTEHOLDER: Notes tendered
                                 by the personal representative or surviving joint tenant or tenant in common of a deceased beneficial owner shall be redeemed within 60 days of tender, at par plus accrued interest, subject to the amount limitations set forth below.

                                 AMOUNT LIMITATIONS: Of the Notes tendered, the Company is only required to redeem, for the period from the date of issuance until November 30, 1997, and for each 12-month period ending November 30, thereafter, an aggregate maximum of $300,000 per year, subject to a maximum of $25,000 per beneficial owner, per 12-month period.

Redemption Upon Occurrence
  of Certain Events...........   In the event of a Fundamental Structural Change
                                 or Fundamental Change of Business (as those terms are defined herein), Noteholders will have the right (through a date within 80 days of occurrence of the event) to require the Company to purchase the holder's Notes at a price equal to par plus accrued interest;
                                 provided that such right shall not be
                                 exercisable if within 45 days after the
                                 occurrence of such event the Notes have
                                 received a specified rating from a nationally recognized statistical rating organization. See
                                 "Description of the Notes -- Noteholders' Right to Prepayment After Fundamental Structural
                                 Change or Fundamental Change of Business."

Redemption at Company's
Option........................   The Notes may be redeemed at the Company's
                                 option on or after December 1, 1999, at the redemption prices set forth herein.

Sinking Fund..................   None.


Subordination.................   The Notes are unsecured and subordinated in
                                 right of payment to all existing and future
                                 Senior Indebtedness (as defined herein) of the Company. See "Description of the
                                 Notes -- Subordination."

Certain Covenants of the
Company.......................   In the Indenture, the Company agrees to certain
                                 limitations on dividends and additional
                                 indebtedness, to maintain certain levels of cash or marketable investment securities, and, unless certain conditions are met, to redeem
                                 Notes tendered by Noteholders in the event of certain transactions relating to the Company.


Use of Proceeds...............   The net proceeds from the sale of the Notes
                                 will be contributed to OFL-A for use, in part, to repay temporarily a subordinated debt facility (the "NIM Facility") and for the Company's general working capital purposes.


Risk Factors..................   Certain risk factors beginning on page 10
                                 should be considered in connection with the purchase of the Notes.

Trustee.......................   Norwest Bank Minnesota, National Association.

                             SUMMARY FINANCIAL DATA

                                                                                           JULY 15,
                                                                           SIX-MONTH         1993
                                                                           TRANSITION    (INCEPTION)
                                   NINE MONTHS ENDED        YEAR ENDED    PERIOD ENDED     THROUGH
                                       SEPT. 30,             DEC. 31,       DEC. 31,       JUNE 30,
                               --------------------------     1995(1)       1994(1)        1994(1)
                                                 1995       -----------   ------------   ------------
                                              -----------
                                   1996       (UNAUDITED)
                               ------------
                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net Interest Income Before
     Provision for Contract
     Losses..................  $  3,329,317   $ 2,940,849   $ 3,332,354   $  2,187,843   $    606,177
  Gain on Sale of
     Contracts...............    10,415,434     5,804,077     8,056,136             --             --
  Servicing Income and
     Ancillary Fees..........     3,288,526       988,030     1,757,257         28,237          6,653
  Litigation Settlement
     Income..................            --            --            --        325,000             --
                               ------------   -----------   -----------   ------------   ------------
  Total Revenues.............    17,033,277     9,732,956    13,145,747      2,541,080        612,830
  Provision for Contract
     Losses(2)...............      (590,298)     (300,190)     (673,802)      (902,361)      (592,325)
  Operating Expenses.........   (10,525,546)   (6,328,076)   (8,796,590)    (2,630,925)    (2,608,467)
                               ------------   -----------   -----------   ------------   ------------
  Income (Loss) Before
     Taxes...................     5,917,433     3,104,690     3,675,355       (992,206)    (2,587,962)
  Net Income (Loss)..........     3,432,433     2,787,310     3,466,355       (992,206)    (2,587,962)
  Preferred Stock
     Dividends...............       116,818       151,641       215,419         82,621        152,673
                               ------------   -----------   -----------   ------------   ------------
  Net Income (Loss) Available
     to Common
     Shareholders............  $  3,315,615   $ 2,635,669   $ 3,250,936   $ (1,074,827)  $ (2,740,635)
                               ============   ===========   ===========   ============   ============
  Primary Income per Common
     Share(3)................  $       0.47   $        --   $      0.62   $         --   $         --
  Fully Diluted Income per
     Common Share............          0.47            --          0.55             --             --
  Weighted Average Shares
     Outstanding (Primary)...     7,268,215            --     5,624,305             --             --
  Weighted Average Shares
     Outstanding (Fully
     Diluted)................     7,303,038            --     6,292,478             --             --
  Pro Forma Ratio of Earnings
     to Fixed Charges(4).....          2.37            --          1.61             --             --
STATEMENT OF CASH FLOWS DATA:
  Net Cash Provided By (Used
     In) Operating
     Activities..............  $ (8,441,277)  $ 2,095,875   $   771,386   $ (1,588,352)  $ (3,397,671)
  Net Cash Provided By (Used
     In) Investing
     Activities..............     2,196,822     1,071,881      (808,470)   (24,505,335)   (16,135,420)
  Net Cash Provided By (Used
     In) Financing
     Activities..............     6,230,277    (1,104,972)       13,923     26,199,046     19,571,565
  (Decrease) Increase In Cash
     and Cash Equivalents....       (14,178)    2,062,784       (23,161)       105,359         38,474

                                                                           AS OF             AS OF
                                                                       DEC. 31, 1995     DEC. 31, 1994
                                                        AS OF          -------------     -------------
                                                    SEPT. 30, 1996
                                                    --------------
                                                     (UNAUDITED)
BALANCE SHEET DATA:
  Total Assets....................................   $  60,301,507      $ 46,908,938      $ 42,331,518
  Net Installment Contracts
     Held-for-Sale................................      24,990,322        28,187,778                --
     Held-for-Investment..........................         330,120           509,388        38,613,239
  Allowance for Contract Losses(5)................         390,000           476,808         1,181,004
  Asset-Backed Securities.........................       8,250,907         3,910,080                --
  Excess Servicing Receivables....................      11,862,618         5,590,878                --
  Repurchase Facility, Net........................      26,328,645        29,708,252        40,492,594
  Other Borrowings................................       3,884,986         7,439,597                --
  Total Liabilities...............................      37,640,721        40,624,138        41,433,745
  Redeemable Preferred Stock......................              --         6,279,049         4,358,377
  Shareholders' Equity............................      22,660,786             5,751        (3,460,604)
  Pro Forma Ratio of Indebtedness to Consolidated
     Tangible Net Worth(6)........................            2.04              7.91                --
Return (Loss) on Average Assets (Annualized)......            8.67%             6.92%            (6.65)%
Return (Loss) on Average Equity (Annualized)(7)...           31.43%           102.37%          (160.91)%

---------------
(1) Effective as of January 1, 1995, the Company changed its fiscal year end from June 30 to December 31. Each of the periods ended June 30, 1994, December 31, 1994, and December 31, 1995, is an audited period.

(2) The provision in the nine-month period ended September 30, 1995, included a provision for Contract losses of $700,000 and a one-time recapture of $400,000 from the allowance for Contract losses provided for in a prior period on Contracts sold in conjunction with the 1995-A Transaction (as defined herein).

(3) Due to the significant changes in the capital structure of the Company, historical net income (loss) per common share prior to the year ended December 31, 1995, is not presented.

(4) For purposes of calculating the pro forma ratio of earnings to fixed charges, earnings consist of income before income taxes, plus fixed charges. Fixed charges consist of the interest on all indebtedness and the representative interest factor of rent expense.


(5) Allowance for Contract losses does not contain the estimated undiscounted recourse loss allowance contained within the valuation of the ESRs (as defined herein). As of September 30, 1996, December 31, 1995, and December 31, 1994, the estimated undiscounted recourse loss allowance embedded in the ESRs was $15.5 million, $7.1 million and zero, respectively.


(6) For purposes of calculating the pro forma ratio of indebtedness to consolidated tangible net worth, as adjusted for the issuance of the Notes, indebtedness excludes secured indebtedness with respect to which the sole recourse of the lender in the event of nonpayment or other default is to the collateral and consolidated tangible net worth represents consolidated shareholders' equity determined in accordance with generally accepted accounting principles, less intangible assets.

(7) The calculation of return (loss) on average equity for December 31, 1995, and 1994 includes the redeemable Preferred Stock.

                             SUMMARY OPERATING DATA

                                                              THREE MONTHS ENDED
                                          ----------------------------------------------------------
                                          SEPT. 30,    JUNE 30,    MAR. 31,    DEC. 31,    SEPT. 30,
                                            1996         1996        1996        1995        1995
                                          ---------    --------    --------    --------    ---------
CONTRACT PURCHASE DATA:
  Amount of Contracts (000's)...........  $  53,431    $ 45,253    $ 33,715    $ 26,478    $  28,642
  Number of Contracts...................      4,283       3,682       2,746       2,184        2,366
  Average Coupon on Contracts...........      20.74%      20.72%      20.65%      20.47%       20.33%
  Average Discount of Contracts(1)......       4.37%       5.16%       4.87%       5.14%        6.00%
  Average Amount Financed under
     Contracts..........................  $  12,475    $ 12,290    $ 12,278    $ 12,124    $  12,106
  Average Original Term of Contracts
     (months)...........................         57          57          57          58           57
  Active Dealers(2).....................      1,247       1,055         813         547          546
  Number of Regional Sales Managers.....         42          35          32          25           19
  Number of Significant States(3).......         19          15          13          12           10
OPERATING DATA:
  Principal Balance of Servicing
     Portfolio at Period End
     (000's)(4).........................  $ 209,761    $172,562    $139,969    $117,539    $ 100,028
  Net Charge-offs as a Percentage of
     Average Servicing Portfolio
     (annualized)(5)....................       4.66%       3.40%       4.40%       4.53%        3.82%
  Delinquencies 31 days or more as a
     Percentage of Servicing Portfolio
     at Period End(6)...................       4.36%       3.96%       2.73%       4.25%        4.11%

---------------

(1) Includes acquisition fees.

(2) Active Dealers include any Dealers from which Contracts were purchased within the six months prior to the period end.

(3) Significant States are any states wherein the Company purchased more than $500,000 in Contracts during the period.

(4) All amounts are based on the full amount remaining to be repaid on each Contract at period end. The information in the table represents the principal amount of all Contracts owned and serviced by the Company, including Contracts sold in asset-backed securities.


(5) Net charge-offs are net of recoveries and include the remaining Contract balance at time of charge-off. In the case of repossession, net charge-offs include the remaining Contract balance at the time of repossession less liquidation proceeds (for disposed vehicles), NADA wholesale value (for vehicles repossessed but not sold) or claims receivable under the Company's vendor single interest insurance policy. For the periods reflected in the table, the Company reduced its charge-offs by an aggregate of $986,000 and paid total premiums of $650,000 in connection with VSI insurance. Net charge-offs do not include repossessions that are less than 120 days delinquent and are not yet charged-off.


(6) The Company considers a Contract delinquent when an obligor fails to make at least 90% of the contractual payment by the stated due date. The period of delinquency is based upon the number of days payments are contractually past due. Contracts not yet 31 days late are not considered to be delinquent. The delinquency rate excludes amounts in repossession.

                                  RISK FACTORS

CREDIT RISKS

     The Company specializes in the indirect financing of Contracts for consumers who typically have had past credit problems (including bankruptcy), have limited or no credit histories and/or have low incomes. Consequently, a high credit risk is inherent in the Contracts purchased by the Company. The performance of Contracts serviced by the Company or purchased in the future may be directly affected by unemployment trends and other economic factors beyond the Company's control. These factors could impair the Company's ability to predict or manage effectively the default rates of its Contracts and could cause the Company to incur increased operating expenses associated with the servicing of these Contracts. An increase in delinquencies, default rates or charge-offs in its Contract portfolio could trigger defaults under the Company's secured financing facilities and asset securitizations or constitute triggering events in the asset securitizations. Any such default or triggering event would increase the restrictions on the Company's access to cash from credit enhancement cash reserves and adversely affect the Company's cash flow and its ability to pay interest and principal on the Notes and the redemption price of any Notes tendered to the Company. There is no assurance that the Company's credit evaluation and collection processes will prevent excessive defaults or that the Company will be able to purchase Contracts with yields commensurate with the portfolio credit risk. See "Business -- Purchase of Contracts" and see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and see "Business -- Financing."

LIQUIDITY AND CAPITAL RESOURCES

     Negative Operating Cash Flows. The Company's business requires substantial cash to support the funding of credit enhancement cash reserves for its asset securitizations, issuance costs of its asset securitizations, operating expenses, tax payments due in recognition of gains on sales of Contracts (for which no cash is received by the Company), debt service and other cash requirements. These cash requirements increase as the volume of Contracts purchased and serviced by the Company increases. Historically, the Company has operated on a negative cash flow basis and, depending upon the Company's growth of Contract purchase volumes and its Contract securitization program, its negative cash flow may continue for the foreseeable future. The Company has funded its negative operating cash flows principally through borrowings under its secured financing facilities and sales of equity securities, and will use the proceeds of the Notes to fund, in part, its negative operating cash flow. In order to execute its business strategy, the Company is dependent upon its Repurchase Facility (and the replacement of the Repurchase Facility in 1998), its asset securitization program and its ongoing ability to access capital markets to obtain long term debt and equity capital. There is no assurance that the Company will have access to capital markets when needed or will be able to obtain capital or financing facilities at costs and on terms satisfactory to the Company. Factors that affect the Company's access to capital markets or the cost of capital include, among others, interest rates, general economic conditions and the Company's results of operations, financial condition, business prospects (including competitive conditions), leverage and the performance of its asset securitizations. In addition, covenants in the Indenture and in future debt securities and financing facilities may significantly restrict the Company's ability to incur additional indebtedness or issue new equity securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Liquidity."

     Corporate Structure and Limits on Availability of Cash to Obligor on the Notes. Due to the structure of the Company's existing secured financing facilities, substantially all of the earning assets of the Company are owned by OFL-A and Receivables, which are wholly-owned, special purpose subsidiaries of ACC, the obligor on the Notes. In effect, the Notes will be subordinated to the secured financing facilities. ACC is dependent upon cash flow from OFL-A and Receivables to fund its operations. As a result, ACC's ability to service its obligations on the Notes or repurchase the Notes will depend upon cash flow from its subsidiaries. Such cash flow could be adversely impaired by the occurrence of triggering events on any of the asset securitizations or a default on a secured facility. All of the assets of OFL-A are pledged as collateral to secure the financing facilities and ACC's stock in OFL-A and Receivables are pledged as collateral for the financing facilities and securitizations. OFL-A's activities are limited to the purchase of Contracts and Receivables' activities are limited to the purchase and sale of Contracts in connection with asset securitizations and activities incident thereto. Neither OFL-A nor Receivables may incur any liabilities other than the existing secured financing facilities. ACC provides the Company's Contract acquisition and portfolio servicing functions and incurs virtually all of the Company's operating expenses. However, ACC's direct cash flow is limited to servicing fees, interest income and proceeds from the sale of securities, and these sources are inadequate to fund the Company's operations. There is no assurance that either subsidiary will have sufficient cash to cover ACC's operations and fund obligations under the Notes even in the absence of a triggering event or default. See "Risk Factors -- Disadvantageous Structure of the Repurchase Facility in the Event of ACC's or Cargill's Bankruptcy" and see
"Business -- Financing."

     Ability to Service Debt. Although the Company believes that its will have adequate sources of liquidity to fund its interest and principal obligations, redemption payments and other obligations on the Notes, there is no assurance that the Company will not encounter liquidity problems that could adversely affect its ability to meet such obligations and respond to economic, competitive or other conditions affecting the Company's operations. Such liquidity problems could adversely affect the Company's results of operations business prospects and its ability to execute its business strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Liquidity."

     Leverage. The issuance of the Notes offered hereby will have the effect of increasing the Company's leverage. At September 30, 1996, on an "as adjusted basis" to give effect to the offering of the Notes and the repayment of the NIM Facility, the aggregate outstanding consolidated liabilities of the Company would have been approximately $54 million, of which $29 million would have been liabilities of OFL-A to which the Notes are in effect subordinated. The degree to which the Company is leveraged could have important consequences to the Noteholders and to the Company (including the Company's ability to service its debt and meet its redemption obligations under the Notes). The consequences of increased leverage include: (i) the Company's increased vulnerability to changes in economic conditions and competition; (ii) the potential limitations on the Company's access to capital markets and ability to refinance its secured financing facilities; and (iii) the dedication of a substantial portion of the Company's available cash to debt service, thereby reducing cash available to fund expanding business operations and future business opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Liquidity" and see "Description of the Notes."

     Dependence Upon Financing Facilities and Upon Cargill. The Company has depended upon the Repurchase Facility between ACC, OFL-A and Cargill, which expires in July 1998, to finance its acquisition of Contracts. The Company also has relied upon other Cargill financing facilities to fund its asset securitizations, finance equipment acquisitions and provide working capital. Cargill is a principal shareholder of the Company. The Company's ability to continue to borrow under these financing facilities is dependent upon its compliance with the covenants and other requirements of the agreements. If the Repurchase Facility were to be terminated, the outstanding balance would become immediately payable and there is no assurance the Company could find alternative financing or financing on as favorable terms. See "Business -- Financing" and see "Certain Transactions" and see "Risk Factors -- Dependence on Key Personnel." The Company has depended upon Cargill as its principal financing source and will continue following the offering to depend upon the Repurchase Facility. See "Certain Transactions."

     Disadvantageous Structure of the Repurchase Facility in the Event of the Company's or Cargill's Bankruptcy. In the event that ACC or OFL-A became a debtor under the United States Bankruptcy Code ("Bankruptcy Code"), the structure of the Repurchase Facility could be disadvantageous to the Company and make it very difficult to reorganize in bankruptcy without the cooperation of Cargill. If Cargill did not cooperate in a bankruptcy, Cargill could attempt to liquidate the Contracts without bankruptcy court approval and without giving the Company an opportunity to formulate a plan of restructuring. An untimely liquidation of the Contracts subject to the facility could result in the Company receiving little or no proceeds from the liquidating sales, depending upon the liquidation prices (net of costs) and the other cross-collateralized obligations of the Company to Cargill. The loss of these Contracts also would adversely affect the Company's balance sheet and financial condition, and could prevent the Company from restructuring. Further, Cargill could elect to remove ACC as the servicer of the Contracts subject to the facility, thereby terminating ACC's right to receive the four percent servicing fee. In the event that Cargill becomes a debtor under the Bankruptcy Code, there is a risk that Cargill could terminate the Company's right to repurchase the Contracts as an executory contract, which could cause the Company to lose the net interest income from the Contracts subject to the Repurchase Facility and any future gain from the sale of the Contracts in an asset-backed security. See "Business -- Financing."

     Dependence Upon Asset Securitizations. The Company recently has relied and expects to continue to rely on the issuance of asset-backed securities as a means of providing long-term, fixed rate financing of Contracts and generating servicing revenues. Gains from the issuance of these securities are expected to generate a significant portion of the Company's revenues. The gain on sale, however, does not generate any cash in the short term and is subject to taxation. The timing of the issuance of any asset-backed security is affected by a number of factors, some of which are beyond the Company's control, including, among others, conditions in the asset-backed securities market, interest rates and approvals from third parties. Some or all of these factors may cause delays in closing a securitization or may even prevent such transactions entirely. Further, the Company's asset securitization program could be adversely affected by the performance of its existing securitizations, any significant changes in its credit enhancement requirements and/or the loss of its guaranty relationship with FSA. See "Business -- Securitization of Contracts."

INTEREST RATE RISK

     Two primary components of the Company's earnings are: (i) net yield on Contracts, which is the spread between the interest earned on the Contracts in the Company's portfolio and the interest paid by the Company on the Repurchase Facility and (ii) gain on sale, which is based upon the spread between the interest earned on the Contracts included in asset-backed securities and the pass-through rate paid to the investors in these securities. The Company's net interest income and future gains on sale could be adversely affected by rising interest rates, because while the interest rates on the Contracts in the Company's portfolio are fixed, a portion of the Company's cost of funds is variable. There is no assurance that the Company's cost of funds will not have an adverse effect on the Company's ability to maintain profitability. See "Business -- Financing" and see "Business -- Securitization of Contracts."

     The Company has adopted a hedging program to mitigate the risk of reduced income from changes in interest rates during the period after a Contract is purchased and prior to the time it is sold in an asset-backed security. There is no assurance that this hedging program will benefit the Company or offset entirely corresponding losses with respect to Contracts affected by an interest rate fluctuation; or that the hedging program itself will not cause the Company to incur losses. See "Business -- Hedging Program."

COMPETITION AND CONSOLIDATION OF INDUSTRY

     The automobile financing business, and the non-prime credit segment in which the Company operates, are highly competitive. The Company competes with a growing number of publicly and privately held national, regional and local companies that specialize in non-prime automobile finance. In addition, the Company competes, or may compete in the future, for business with more traditional automobile financing sources, such as commercial banks and automobile manufacturers' captive finance companies. Many of the Company's competitors and potential competitors have substantially greater financial, marketing and other resources than the Company, and may be more successful in expanding into new geographic markets, building dealer networks and increasing market share through internal growth or acquisition. The larger, more established companies have access to capital markets for unsecured commercial paper, investment-grade corporate debt instruments and to other funding sources that may provide them with an advantageous cost of capital relative to the Company's cost of capital. The non-prime finance segment of the automobile financing industry, which is currently highly fragmented, may be subject to significant future consolidation. See "Business -- Competition."

GEOGRAPHIC CONCENTRATION

     The Company's Contract purchases currently are concentrated in California, Texas, Florida and Pennsylvania. As of September 30, 1996, 70% of the Contracts serviced by ACC were purchased from Dealers in these states. An economic slowdown or recession, or a change in the regulatory or legal environment, in one or more of these states could have a material adverse effect on the performance of the Company's existing Contract portfolio and on its Contract purchases. See "Business -- Purchase of Contracts" and see
"Business -- Concentrations of Contract Purchases."

IMPACT OF GOVERNMENT REGULATION AND LITIGATION

     The Company's business is subject to numerous federal and state consumer protection laws and regulations which are subject to change. An adverse change in or interpretation of existing laws or regulations, the promulgation of any new laws or regulations, or the failure to comply with any of such laws and regulations could have an adverse effect on the Company's business and its financial condition. See "Business -- Government Regulation."

     Given the consumer-oriented nature of the industry, industry participants are from time to time named as defendants in litigation involving alleged violations of federal and state consumer protection or other similar laws and regulations. A judgment against the Company in connection with any litigation could have a material adverse effect on the Company's financial condition and its results of operations. In addition, if it were determined that a Dealer failed to comply with applicable laws or a number of Contracts purchased by the Company involved violations of applicable laws, the Company's financial condition and results of operations could be materially adversely affected. Further, an adverse judgment against a competitor relating to a standard business practice in the industry could have a material adverse effect on the non-prime automobile finance industry and on the Company. See
"Business -- Government Regulation."

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent upon its founding executive officers, Rocco J. Fabiano, Gary S. Burdick and Rellen M. Stewart (the "Founders"). The loss of the services of one or more of the Founders could have a material adverse effect on the Company's business and there is no assurance that the Company would be able to replace any of the Founders without incurring additional costs or without disruptions to the Company. In addition, if any two of the three Founders are not employed by the Company, Cargill will have the option of terminating the Company's Repurchase Facility. The Company maintains key man life insurance in the amount of $500,000 on each of the Founders. See "Risk Factors -- Dependence Upon Financing Facilities and Upon Cargill" and see "Risk Factors -- Dependence Upon Asset Securitizations" and see "Management -- Directors and Executive Officers."

     The Company's ability to implement its business strategy depends upon its ability to attract and retain a sufficient number of qualified employees to maintain its underwriting standards and collection procedures and to support its expansion into new geographic markets. There is no assurance that the Company will be able to recruit and retain such personnel. See "Risk
Factors -- Dependence on Dealer Relationships" and see "Business -- Purchase of Contracts" and see "Business -- Servicing of Contracts."

DEPENDENCE ON DEALER RELATIONSHIPS

     The Company's ability to expand into new geographic markets and to maintain or increase its volume of Contract purchases is dependent upon maintaining and expanding the network of Dealers from which it purchases Contracts. The Company's loss of any of its regional sales managers could adversely affect the Company's relationships with participating Dealers and future purchases of Contracts. Increased competition, including without limitation, competition from captive finance companies and other factors, could have an adverse effect on the Company's ability to maintain or expand its Dealer network. See
"Business -- Purchase of Contracts" and see "Business -- Competition."

CHANGES IN MARKET CONDITIONS

     The Company's business of financing automobile sales is directly related to the automobile industry's sales of new and used automobiles. Automobile sales are cyclical in nature and are affected by general economic conditions, including employment rates, interest rates, real wages and other economic conditions. An increase in interest rates, economic slowdown or recession could adversely affect automobile sales and, in turn, reduce the number of Contracts available for purchase by automobile finance companies such as the Company. A change in general economic conditions also could affect adversely the performance of the portfolio of Contracts owned and serviced by the Company, including Contracts sold in asset-backed securities. See "Business -- Non-Prime Automobile Finance Industry."

RELIANCE ON SYSTEMS AND CONTROLS

     The Company depends heavily upon its systems and controls, many of which are designed specifically for its business. These systems and controls support the evaluation, acquisition, monitoring, collecting and administering of the Company's portfolio as well as support general accounting and other management functions of the Company. There is no assurance that these systems and controls, including those specially designed and built for the Company, are adequate or will continue to be adequate to support the Company's growth. A failure of the automated systems, including a failure of data integrity or accuracy, could have a material adverse effect upon the Company's business and financial condition. See "Business -- Management Information Systems."

CONTROL BY EXISTING SHAREHOLDER

     As of October 1, 1996, investment funds managed by Strome Susskind Investment Management, L.P. ("SSIM"), beneficially owned 38.7% of the outstanding shares of Common Stock of the Company. As a result, SSIM has significant influence over matters requiring approval of the Company's stockholders, including the election or removal of directors. Currently, two of the Company's five directors are limited partners of SSIM as well as shareholders, directors and officers of the corporate general partner of SSIM.

SUBORDINATION OF NOTES


     The Notes are subordinated in right of payment to all existing and future senior indebtedness of ACC. Therefore, in the event of the liquidation, dissolution, reorganization or any similar proceedings with respect to ACC, the assets of ACC will be available to pay obligations on the Notes only after all senior indebtedness and other secured indebtedness has been paid in full. As a result, there may not be sufficient assets to pay all amounts due on the Notes. Subject to restrictions on the amount of future indebtedness, ACC in the future may enter into senior secured or unsecured financing facilities that would have priority in payment to the Notes. Currently, virtually all of the Company's earning assets are owned by OFL-A and Receivables, and are pledged as collateral to secure the Repurchase Facility and NIM Facility. See, "Description of the Notes."


LIMITED COVENANTS IN THE INDENTURE; ABSENCE OF SINKING FUND

     The Indenture pursuant to which the Notes will be issued contains financial and operating covenants including, among others, limitations on the Company's ability to pay dividends, incur additional indebtedness and engage in certain transactions. This includes limitations on certain consolidations, mergers or transfers of all or substantially all of its assets. The covenants in the Indenture are limited and are not designed to protect the Noteholders in the event of a material adverse change in the Company's financial condition or results of operations. Further, the Notes do not have the benefit of any sinking fund payments by the Company. See "Description of the Notes."

RISK OF REDEMPTION

     ACC at its option, is permitted at any time beginning December 1, 1999, to redeem, in whole or in part, any or all of the outstanding Notes, at principal, plus accrued interest, plus a premium (of four percent in 1999, two percent in 2000 and zero percent in 2001 and thereafter). There is no assurance that an investor in the Notes will be able to reinvest the proceeds of the redemption and receive an interest rate and rate of return comparable to the rate of return that would have been achieved on the Notes through the remainder of the original term of the Notes. See "Description of the Notes -- Optional Redemption by the Company."

LIMITED MARKET FOR NOTES

     The Company has no present intention to have the Notes authorized for quotation on the Nasdaq National Market or any other quotation system or listed on any securities exchange. Although the Company has been advised by the Underwriters that they currently intend to make a market in the Notes, the Underwriters are not obligated to make a market or to continue to make a market if one develops. There can be no assurance that an active trading market in the Notes will develop or, if developed, will continue. See "Description of the Notes."

                                USE OF PROCEEDS

     The net proceeds to ACC from the sale of Notes offered hereby, after deducting the underwriting discount and estimated offering expenses payable by ACC, will be $18,963,000, ($21,843,000 if the Underwriters' over-allotment option is exercised in full). ACC intends to contribute net proceeds to OFL-A to repay temporarily the amounts outstanding under the financing facility evidenced by the "Subordinated Certificate and Net Interest Margin Certificate Financing Facility Agreement" dated as of September 15, 1995, between ACC, OFL-A and Cargill, as amended (the "NIM Facility"), which amount is expected to be $7.4 million at the closing of the offering. ACC used the funds borrowed under the NIM Facility to pay credit enhancement and securitization expenses incurred in connection with the sale of ACC's asset-backed securities and, to a lesser extent, for working capital. The NIM Facility, which expires in May 1998, is a floating rate facility priced at 7% above the one-month LIBOR, reset daily. The Company intends to use the remaining proceeds for general working capital purposes.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1996, and as adjusted to reflect the sale by the Company of $20,000,000 of Notes offered hereby (assuming the Underwriters' over-allotment option is not exercised) and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." The table should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus.


                                                                                  AS OF
                                                                           SEPTEMBER 30, 1996
                                                                       ---------------------------
                                                                                           AS
                                                                         ACTUAL         ADJUSTED
                                                                       -----------     -----------
                                                                         (DOLLARS IN THOUSANDS)
                                                                       (UNAUDITED)     (UNAUDITED)
Repurchase Facility, Net.............................................    $26,329         $26,329
Other Borrowings.....................................................      4,268             383
Notes................................................................         --          20,000
                                                                         -------         -------
          Total......................................................     30,597          46,712
Shareholders' Equity:
  Preferred Stock, $.001 par value, 1,817,718 shares authorized and
     none issued and outstanding.....................................         --              --
  Common Stock, $.001 par value, 18,000,000 shares authorized,
     8,292,478 shares issued and outstanding.........................          8               8
  Additional Paid-in Capital.........................................     19,908          19,908
  Retained Earnings(1)...............................................      2,745           2,745
                                                                         -------         -------
          Total Shareholders' Equity.................................     22,661          22,661
          Total Capitalization.......................................    $53,258         $69,373
                                                                         =======         =======


---------------

(1) Does not consider the impact of the rate differentials of the NIM Facility and the Notes as the impact is not significant.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain summary consolidated financial information for the Company. The following information as of December 31, 1995, and 1994, and for the year ended December 31, 1995, the six-month transition period ended December 31, 1994, and the period from July 15, 1993 (inception), through June 30, 1994, has been derived from the Company's Consolidated Financial Statements which have been audited by KPMG Peat Marwick LLP, independent auditors, whose report with respect thereto appears elsewhere in this Prospectus. The information as of June 30, 1994, has been derived from audited Consolidated Financial Statements of the Company which are not presented herein. The information as of and for the nine-month periods ended September 30, 1996, and 1995, has been derived from the Company's unaudited Consolidated Financial Statements. In the opinion of management, the unaudited Consolidated Financial Statements have been prepared on the same basis as the audited Consolidated Financial Statements and include all normal, recurring adjustments which management considers necessary for the fair presentation of financial position and results of operations for those periods. The consolidated financial data should be read in conjunction with the Consolidated Financial Statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The results for the nine-month period ended September 30, 1996, are not necessarily indicative of results that may be expected for the year ending December 31, 1996.

                                                                                               JULY 15,
                                                                               SIX-MONTH         1993
                                                                               TRANSITION    (INCEPTION)
                                       NINE MONTHS ENDED        YEAR ENDED    PERIOD ENDED     THROUGH
                                           SEPT. 30,             DEC. 31,       DEC. 31,       JUNE 30,
                                   --------------------------     1995(1)       1994(1)        1994(1)
                                                     1995       -----------   ------------   ------------
                                                  -----------
                                       1996       (UNAUDITED)
                                   ------------
                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net Interest Income Before
     Provision for Contract
     Losses......................  $  3,329,317   $ 2,940,849   $ 3,332,354   $  2,187,843   $    606,177
  Gain on Sale of Contracts......    10,415,434     5,804,077     8,056,136             --             --
  Servicing Income and Ancillary
     Fees........................     3,288,526       988,030     1,757,257         28,237          6,653
  Litigation Settlement Income..             --            --            --        325,000             --
                                   ------------   -----------   -----------   ------------   ------------
  Total Revenues.................    17,033,277     9,732,956    13,145,747      2,541,080        612,830
  Provision for Contract
     Losses(2)...................      (590,298)     (300,190)     (673,802)      (902,361)      (592,325)
  Operating Expenses.............   (10,525,546)   (6,328,076)   (8,796,590)    (2,630,925)    (2,608,467)
                                   ------------   -----------   -----------   ------------   ------------
  Income (Loss) Before
     Taxes.......................     5,917,433     3,104,690     3,675,355       (992,206)    (2,587,962)
  Net Income (Loss)..............     3,432,433     2,787,310     3,466,355       (992,206)    (2,587,962)
  Preferred Stock Dividends......       116,818       151,641       215,419         82,621        152,673
                                   ------------   -----------   -----------   ------------   ------------
  Net Income (Loss) Available to
     Common Shareholders.........  $  3,315,615   $ 2,635,669   $ 3,250,936   $ (1,074,827)  $ (2,740,635)
                                   ============   ===========   ===========   ============   ============
  Primary Income per Common
     Share(3)....................  $       0.47   $        --   $      0.62   $         --   $         --
  Fully Diluted Income per Common
     Share.......................          0.47            --          0.55             --             --
  Weighted Average Shares
     Outstanding (Primary).......     7,268,215            --     5,624,305             --             --
  Weighted Average Shares
     Outstanding (Fully
     Diluted)....................     7,303,038            --     6,292,478             --             --
  Pro Forma Ratio of Earnings to
     Fixed Charges(4)............          2.37            --          1.61             --             --

                                                                                               JULY 15,
                                                                               SIX-MONTH         1993
                                                                               TRANSITION    (INCEPTION)
                                       NINE MONTHS ENDED        YEAR ENDED    PERIOD ENDED     THROUGH
                                           SEPT. 30,             DEC. 31,       DEC. 31,       JUNE 30,
                                   --------------------------     1995(1)       1994(1)        1994(1)
                                       1996          1995       -----------   ------------   ------------
                                   ------------   -----------
                                   (UNAUDITED)    (UNAUDITED)
  DATA:Net Cash Provided By (Used
     In) Operating Activities....  $ (8,441,277)  $ 2,095,875     $ 771,386   $ (1,588,352)  $ (3,397,671)
  Net Cash Provided By (Used In)
     Investing Activities........     2,196,822     1,071,881      (808,470)   (24,505,335)   (16,135,420)
  Net Cash Provided By (Used In)
     Financing Activities........     6,230,277    (1,104,972)       13,923     26,199,046     19,571,565
  (Decrease) Increase In Cash and
     Cash Equivalents............       (14,178)    2,062,784       (23,161)       105,359         38,474

                                                                                   AS OF           AS OF
                                                                               DEC. 31, 1995   DEC. 31, 1994
                                                                  AS OF        -------------   -------------
                                                              SEPT. 30, 1996
                                                              --------------
                                                               (UNAUDITED)
BALANCE SHEET DATA:
  Total Assets..............................................   $  60,301,507    $ 46,908,938    $ 42,331,518
  Net Installment Contracts
     Held-for-Sale..........................................      24,990,322      28,187,778              --
     Held-for-Investment....................................         330,120         509,388      38,613,239
  Allowance for Contract Losses(5)..........................         390,000         476,808       1,181,004
  Asset-Backed Securities...................................       8,250,907       3,910,080              --
  Excess Servicing Receivables..............................      11,862,618       5,590,878              --
  Repurchase Facility, Net..................................      26,328,645      29,708,252      40,492,594
  Other Borrowings..........................................       3,884,986       7,439,597              --
  Total Liabilities.........................................      37,640,721      40,624,138      41,433,745
  Redeemable Preferred Stock................................              --       6,279,049       4,358,377
  Shareholders' Equity......................................      22,660,786           5,751      (3,460,604)
  Pro Forma Ratio of Indebtedness to Consolidated
     Tangible Net Worth(6)..................................            2.04            7.91              --
Return (Loss) on Average Assets (Annualized)................            8.67%           6.92%          (6.65)%
Return (Loss) on Average Equity (Annualized)(7).............           31.43%         102.37%        (160.91)%

---------------

(1) Effective as of January 1, 1995, the Company changed its fiscal year end from June 30 to December 31. Each of the periods ended June 30, 1994, December 31, 1994, and December 31, 1995, is an audited period.

(2) The provision in the nine-month period ended September 30, 1995, included a provision for Contract losses of $700,000 and a one-time recapture of $400,000 from the allowance for Contract losses provided for in a prior period on Contracts sold in conjunction with the 1995-A Transaction (as defined herein).

(3) Due to the significant changes in the capital structure of the Company, historical net income (loss) per common share prior to the year ended December 31, 1995, is not presented.

(4) For purposes of calculating the pro forma ratio of earnings to fixed charges, earnings consist of income before income taxes, plus fixed charges. Fixed charges consist of the interest on all indebtedness and the representative interest factor of rent expense.


(5) Allowance for Contract losses does not contain the estimated undiscounted resource loss allowance contained within the valuation of the ESRs. As of September 30, 1996, December 31, 1995, and December 31, 1994, the estimated undiscounted recourse loss allowance embedded in the ESRs was $15.5 million, $7.1 million and zero, respectively.



(6) For purposes of calculating the pro forma ratio of indebtedness to consolidated tangible net worth, as adjusted for the issuance of the Notes, indebtedness excludes secured indebtedness with respect to which the sole recourse of the lender in the event of nonpayment or other default is to the collateral and consolidated tangible net worth represents consolidated shareholders' equity determined in accordance with generally accepted accounting principles, less intangible assets.


(7) The calculation of return (loss) on average equity for December 31, 1995, and 1994 includes the redeemable Preferred Stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     From the inception of the Company on July 15, 1993, through April 30, 1995, the primary source of revenue for the Company was net interest income on the Contracts owned by the Company. In May 1995, the Company initiated an asset-backed securitization program by which the Company sells its Contracts and retains subordinate asset-backed securities ("Subordinated Securities"), excess servicing receivables ("ESRs") and credit enhancement cash reserves. The Company completed its first securitization, ACC Auto Grantor Trust 1995-A (the "1995-A Transaction"), effective May 1, 1995. Since that transaction, the Company has completed four additional securitizations, the last one of which closed in September 1996. As of September 30, 1996, the Company has sold $232 million of Contracts through asset securitizations. Since initiation of the asset-backed securitization program, the Company's earnings have been increasingly attributable to the gains recognized on the sale of the Contracts. In addition, servicing revenues are expected to comprise a greater percent of the Company's revenues as a result of the growth of the servicing portfolio. In contrast, interest income is expected to be a declining portion of total revenues.


     In May 1996, the Company sold in an initial public offering 2,000,000 shares of its Common Stock which generated net proceeds of approximately $12.5 million. The proceeds were used to partially pay-down the NIM Facility, temporarily reduce advances on the Repurchase Facility and for other general corporate purposes. In addition, each share of the Company's redeemable Preferred Stock automatically converted into 23 shares of Common Stock upon consummation of the offering. Total cumulative dividends of $574,454 were paid to the holders of the redeemable Preferred Stock subsequent to the conversion.

RESULTS OF OPERATIONS

  The Nine-Month Period Ended September 30, 1996, Compared to the
  Nine-Month Period Ended September 30, 1995

     During the nine-month period ended September 30, 1996, income before taxes increased to $5.9 million compared to $3.1 million for the same period in the prior year. This increase is primarily due to increases in the gain on sale of Contracts and servicing and ancillary fees totaling $6.9 million which resulted from the sale of $131 million of Contracts and the servicing for others of an average balance of $133 million of Contracts during the nine-month period ended September 30, 1996, compared to $76 million sold and $30 million serviced during the same period in 1995. Partially offsetting these increases was an increase in operating expenses of $4.2 million as a result of the Company's expanded purchasing and servicing operations. The Company reported net income of $3.4 million during the nine-month period ended September 30, 1996, compared to $2.8 million for the nine-month period ended September 30, 1995.

     NET INTEREST INCOME. The Company generated approximately $3.3 million of net interest income during the nine-month period ended September 30, 1996, compared to $2.9 million in the nine-month period ended September 30, 1995. The principal source of the Company's net interest income was the net yield on Contracts (yield on Contracts less the cost of the Repurchase Facility) which amounted to $2.7 million during the nine-month period ended September 30, 1996, compared to $2.4 million during the nine-month period ended September 30, 1995. This small increase resulted from a lower average balance of Contracts owned offset by higher net yield in the nine-month period ended September 30, 1996, compared to the same period in 1995. The yield on Contracts increased to 21.8% and the average rate on the Repurchase Facility decreased to 8.7% in the nine-month period ended September 30, 1996, compared to 19.5% and 9.4%, respectively, in the nine-month period ended September 30, 1995. During the nine-month period ended September 30, 1996, the Company earned interest income of $1.3 million on asset-backed securities and cash balances held in restricted accounts and as credit enhancement cash reserves, compared to $690,000 in the nine-month period ended September 30, 1995. The Company recognized interest expense on other borrowings and leases of $740,000 in the nine-month period ended September 30, 1996, compared to $189,000 in the nine-month period a year earlier.

     CONTRACT LOSS PROVISION. The Company recorded a provision for Contract losses of $590,000 for the nine-month period ended September 30, 1996, compared to $300,000 for the nine-month period ended September 30, 1995. The 1995 provision included a provision for Contract losses of $700,000 and a one-time recapture of $400,000 from the allowance for Contract losses provided for in a prior period on Contracts sold in conjunction with the 1995-A Transaction. The allowance for Contract losses is maintained at a level deemed by management to be adequate to provide for losses in the held-for-investment portfolio.

     SERVICING REVENUES. The Company recorded $3.3 million of servicing and ancillary fees for the nine-month period ended September 30, 1996, compared to $988,000 for the nine-month period ended September 30, 1995. This substantial increase in servicing revenues arose from an increase in the average size of the portfolio of Contracts serviced for others to $133 million during the nine-month period ended September 30, 1996, as compared to $30 million during the same period in 1995. Until the completion of the 1995-A Transaction in May 1995, the Company did not service Contracts for others and recognized no servicing revenue. Future servicing revenues could be adversely affected if the level of charge-offs and prepayments in any pool of Contracts sold exceeds the Company's estimate of such levels at the time of the sale of such Contracts in asset-backed securities.

     GAIN ON THE SALE OF CONTRACTS. The Company recognized a gain of $10.4 million on the sale of $131 million of Contracts in connection with the 1996-A Transaction, 1996-B Transaction and 1996-C Transaction during the nine-month period ended September 30, 1996, compared to $5.8 million on the sale of $76 million of Contracts in connection with the 1995-A Transaction and 1995-B Transaction in the nine-month period ended September 30, 1995. See Note 5 of the Notes to Consolidated Financial Statements for the methodology used to calculate the gain on sale.

     OPERATING EXPENSES. The Company reported operating expenses of $10.5 million during the nine-month period ended September 30, 1996, compared to $6.3 million for the nine-month period ended September 30, 1995. The increase in expenses reflected the growth in the amount of Contracts purchased and serviced by the Company. The Operating Expense Ratio (annualized operating expenses as a percentage of the average Contracts owned and serviced) improved to 8.8% for the nine-month period ended September 30, 1996, from 12.1% during the nine-month period ended September 30, 1995.

     Personnel expenses for the nine-month period ended September 30, 1996, were $5.9 million, compared to $3.9 million during the nine-month period ended September 30, 1995. Personnel expenses consisted primarily of salaries and wages, performance incentives, employee benefits and payroll taxes. The overall increase in personnel expenses reflected the growth of the Company's full-time employees from 121 as of September 30, 1995, to 198 as of September 30, 1996. The Company expects that its number of full-time employees will continue to increase commensurate with the growth of the Company's servicing portfolio.

     The Company's general and administrative expenses increased to $2.7 million for the nine-month period ended September 30, 1996, from $1.7 million for the nine-month period ended September 30, 1995. These expenses consisted primarily of telecommunications expenses, travel expenses, marketing expenses, professional fees, insurance expenses, credit bureau expenses and management information systems expenses. The increase in general and administrative expenses reflected the substantial expansion of the Company's operations.

     Servicing expenses increased to $1.2 million for the nine-month period ended September 30, 1996, compared to $288,000 for the nine-month period ended September 30, 1995, due to the substantial growth of the total servicing portfolio. These expenses consisted primarily of out-of-pocket collection, repossession and liquidation expenses.

     Occupancy and equipment expenses increased to $352,000 for the nine-month period ended September 30, 1996, from $268,000 for the nine-month period ended September 30, 1995. The increase in occupancy and equipment expenses reflected the expansion of its headquarters office space and its regional operations since September 30, 1995. The Company expects its occupancy expenses to increase as the Company expands its headquarters facility to accommodate the expansion of the Company's operations.

     INCOME TAXES. For the nine-month period ended September 30, 1996, the effective tax rate was 42%, compared to 10.2% for the nine-month period ended September 30, 1995.

  The Year Ended December 31, 1995, Compared to the Six-Month Transition Period Ended December 31, 1994, Compared to the Year Ended June 30, 1994

     At the inception of the Company on July 15, 1993, the Company adopted a fiscal year end of June 30. The Company's initial fiscal year ended June 30, 1994 (the "initial fiscal year"). On January 23, 1996, the Company elected to change its fiscal year end to December 31, with the change effective as of January 1, 1995. The purpose of this change was to conform the Company's fiscal year to the fiscal year adopted by its primary competitors. As a result of the change in fiscal year end, the transition period from July 1, 1994, through December 31, 1994 (the "transition period") constitutes an audited period. Neither the actual results of the transition period nor the annualized results of the transition period are indicative of the results that would have been achieved in a 12-month fiscal year.

     The Company reported net income of $3,466,000 during the year ended December 31, 1995 ("fiscal year 1995"), compared to a net loss of $992,000 for the transition period and a net loss of $2,588,000 for the initial fiscal year. The Company's purchasing and servicing operations expanded significantly during fiscal year 1995, compared to the transition period and the initial fiscal year. During fiscal year 1995, the Company sold $101 million of Contracts in asset-backed securities and recognized an $8.1 million gain on sale of such Contracts. The Company did not sell contracts during the transition period or the initial fiscal year.

     NET INTEREST INCOME. The Company generated approximately $3.3 million of net interest income during fiscal year 1995, compared to $2.2 million in the transition period and $606,000 in the initial fiscal year. The principal source of the Company's net interest income was the yield on Contracts, net of the cost of the Repurchase Facility, which amounted to $2,895,000 during fiscal year 1995 compared to $2,184,000 during the transition period and $557,000 during the initial fiscal year. In addition, during fiscal year 1995, the Company earned interest of $927,000 on Subordinated Securities and cash balances held in restricted accounts, and paid interest of $490,000 on other borrowings.

     During fiscal year 1995, the Company recognized interest income of $114,000 from discount amortization, compared to $424,000 during the transition period and $96,000 during the initial fiscal year. As of January 1, 1995, the Company deemed all of its Contracts to be held-for-sale, except Contracts which were 31 days or more delinquent. Thereafter, the Company discontinued the amortization of the purchase discounts, except in the case of Contract payoffs.

     CONTRACT LOSS PROVISION. The Company recorded a provision for Contract losses of $674,000 for fiscal year 1995, compared to $902,000 for the transition period and $592,000 for the initial fiscal year. The allowance for Contract losses is maintained at a level deemed by management to be adequate to provide for losses in the held-for-investment portfolio.

     SERVICING REVENUES. The Company recorded $1,757,000 of servicing and ancillary fees during fiscal year 1995, compared to $28,000 for the transition period and $7,000 for the initial fiscal year. For fiscal year 1995, the substantial increase in servicing revenues arose from eight months of servicing on the 1995-A Transaction and the four months of servicing on the 1995-B Transaction. Since the Company had not yet sold any Contracts in asset-backed securities in its initial fiscal year or the transition period, the Company's servicing revenues were limited to ancillary fees.

     GAIN ON THE SALE OF CONTRACTS. The Company recognized a gain on sale of $8.1 million in fiscal year 1995, representing 7.7% of the principal amount of $51 million in Contracts sold in the 1995-A Transaction and 8.6% of the principal amount of $50 million in contracts in the 1995-B Transaction. There were no such transactions in the transition period or in the initial fiscal year. See Note 5 of Notes to Consolidated Financial Statements for the methodology used to calculate the gain on sale.

     LITIGATION SETTLEMENT INCOME. During the transition period, the Company received a payment of $325,000 in connection with the settlement of litigation. Management does not expect this source of income to be recurring.

     OPERATING EXPENSES. The Company reported operating expenses of $8.8 million during fiscal year 1995, compared to $2.6 million for the transition period and $2.6 million for the initial fiscal year. The increase in expenses reflected the growth in the amount of Contracts purchased and serviced by the Company. The

Operating Expense Ratio improved to 10.7% for fiscal year 1995, from 16.4% for the transition period and 82.6% for the initial fiscal year.

     Personnel expenses for fiscal year 1995 were $5.3 million, compared to $1.7 million for the transition period and $1.9 million for the initial fiscal year. The increase in personnel expenses reflected the growth of the Company's full-time employees from 64 as of June 30, 1994, to 82 as of December 31, 1994, and 139 as of December 31, 1995.

     The Company's general and administrative expenses increased to $2.4 million for fiscal year 1995, from $701,000 for the transition period and $493,000 for the initial fiscal year. The increase in general and administrative expenses reflected the substantial growth of the Company.

     Servicing expenses increased to $408,000 for fiscal year 1995, as compared to $56,000 for the transition period. The increase in servicing expenses is due to the substantial growth of the Company's total servicing portfolio from $43 million to $118 million as of December 31, 1994, and December 31, 1995, respectively. During the initial fiscal year, the Company recognized no servicing expenses.

     Occupancy and equipment expenses increased to $372,000 for fiscal year 1995, from $101,000 for the transition period, and $101,000 for the initial fiscal year. The increase in occupancy and equipment expenses generally reflected growth in the activity of the Company. More specifically, the Company significantly expanded its headquarters office space and its regional operations since December 31, 1994.

     INCOME TAXES. For the fiscal year 1995, representing the Company's first year of earnings, the effective tax rate was 5.7% compared to zero for the transition period and the initial fiscal year. This low effective tax rate for fiscal year 1995 was due to the reversal of the valuation allowance on gross deferred tax assets of $1,358,000 during fiscal year 1995.

CREDIT PERFORMANCE

     The table below provides the Company's historic delinquency experience and amounts in repossession with respect to its gross servicing portfolio, which includes Contracts owned by the Company and Contracts sold in asset-backed securities, at the dates indicated. All amounts and percentages are based on the full amount remaining to be repaid on each Contract, net of any unearned finance charges.

                             DELINQUENCY EXPERIENCE

                                      SEPT. 30,     JUNE 30,     MARCH 31,     DEC. 31,     SEPT. 30,
                                        1996          1996         1996          1995         1995
                                      ---------     --------     ---------     --------     ---------
Gross Servicing Portfolio (000's)...  $ 209,761     $172,562     $ 139,969     $117,539     $ 100,028
Period of Delinquencies (000's)(1):
  31-60 Days........................      6,234        4,827         2,256        3,217         2,620
  61-90 Days........................      1,832        1,347         1,010        1,171           838
  91+ Days..........................      1,088          662           561          608           652
                                       --------     --------      --------     --------      --------
Total Delinquencies (000's).........  $   9,154     $  6,836     $   3,827     $  4,996     $   4,110
                                       ========     ========      ========     ========      ========
Total Delinquencies as a Percentage
  of Servicing Portfolio............       4.36%        3.96%         2.73%        4.25%         4.11%
Amount in Repossession (000's)(2)...  $   1,685     $  1,369     $   1,130     $    861     $     755
Amount in Repossession as a
  Percentage of Servicing
  Portfolio.........................       0.80%        0.79%         0.81%        0.73%         0.75%

---------------
(1) The Company considers a Contract delinquent when an obligor fails to make at least 90% of the contractual payment by the stated due date. The period of delinquency is based upon the number of days payments are contractually past due. Contracts not yet 31 days past due are not considered to be delinquent.

(2) Amount in repossession represents the outstanding principal on Contracts for which vehicles have been repossessed, but not yet liquidated. Beginning with the quarter ended March 31, 1996, the amounts are net of reinstated repossessions.

     Since January 1, 1995, the Company has maintained, at its own expense, vendor single interest ("VSI") insurance that protects the Company's interest in the collateral against uninsured physical damaged (including total loss) and skips. From January 1, 1995, through September 30, 1996, the Company's recoveries on its VSI insurance reduced its net charge-offs by $1.1 million and the total premiums paid by the Company were $712,000. The Company has been notified by its current carrier that it does not intend to offer a renewal of the existing policy and the Company may elect to discontinue VSI insurance when its current policy expires on December 31, 1996. This could result in certain modifications to the requirements for the credit enhancement cash reserves for the asset securitizations, which could delay the Company's receipt of cash from such reserves.

     The table below provides the Company's historic net charge-off experience with respect to its average servicing portfolio, which includes Contracts owned by the Company and Contracts sold in asset-backed securities, during the periods indicated. All amounts and percentages are based on the full amount remaining to be repaid on each Contract, net of any unearned finance charges.

                           NET CHARGE-OFF EXPERIENCE

                                                            THREE MONTHS ENDED
                                      ---------------------------------------------------------------
                                      SEPT. 30,     JUNE 30,     MARCH 31,     DEC. 31,     SEPT. 30,
                                        1996          1996         1996          1995         1995
                                      ---------     --------     ---------     --------     ---------
Average Servicing Portfolio
  Outstanding (000's)(1)............  $ 191,162     $156,266     $ 128,754     $108,784     $  89,073
Net Charge-offs (000's)(2)(3)(4)....  $   2,227     $  1,329     $   1,417     $  1,233     $     851
Annualized Net Charge-offs as a
  Percentage of Average Servicing
  Portfolio.........................       4.66%        3.40%         4.40%        4.53%         3.82%

---------------
(1) Average of receivables outstanding as of the beginning and the end of the period.

(2) Charge-off amounts exclude the effect of accrued interest, discounts paid by the dealers and potential recoveries from legal proceedings against borrowers.

(3) Net charge-offs are net of recoveries and include the remaining Contract balance at time of charge-off. In the case of repossession, net charge-offs include the remaining Contract balance at the time of repossession less liquidation proceeds (for disposed vehicles), NADA wholesale value (for vehicles repossessed but not sold) or claims receivable under the Company's VSI insurance. Net charge-offs do not include repossessions that are less than 120 days delinquent and are not yet charged-off.


(4) For the periods reflected in the table, the Company reduced its charge-offs by an aggregate of $986,000 and paid total premiums of $650,000 in connection with VSI insurance.


     The management of the Company believes that the payment practices of Non-Prime Borrowers are partially a function of the time of year. Since Non-Prime Borrowers typically have low disposable incomes, they tend with more frequency to become late in payments on their Contracts during the fall and early winter months, when the holiday season generates competing demands for their limited disposable income and when these borrowers encounter weather-related work slow-downs. As a result, if all other factors are equal, management expects delinquencies to be highest in the fourth calendar quarter.

ALLOWANCE FOR LOSSES

     The Company maintains an allowance for losses on Contracts that are held-for-investment. The Company determines an allowance for Contract losses based on an estimate of the losses inherent in the held-for-investment portfolio, including estimates of the frequency of defaults for various delinquency ranges and the expected average severity of losses on these defaults. The allowance for Contract losses as of September 30, 1996, was $390,000, or 52% of the Contracts held-for-investment. As of December 31, 1995, the allowance for Contract losses was $477,000, or 46% of the Contracts held-for-investment.

     In connection with the valuation of the ESRs, the Company projects loan losses in the pool of Contracts which effectively represent the estimated undiscounted recourse loss allowance contained within the valuation of the ESRs. As of September 30, 1996, the estimated undiscounted recourse loss allowance embedded in the ESRs (excluding accrued interest) was $15.5 million. The combined allowance for losses on Contracts held-for-investment and the recourse loss allowance embedded in the ESRs was 7.6% of the Contracts serviced as of September 30, 1996, as compared to 6.4% at December 31, 1995.

FINANCIAL CONDITION AND LIQUIDITY


     The Company's financing needs are primarily driven by two factors. First, the Company requires working capital to fund its operating expenses because the net interest income earned on the Contracts owned by the Company is restricted and not available for general operating purposes. Second, the securitization program is capital intensive as the Company must fund credit enhancement and securitization expenses. The Company expects to have an ongoing need for cash to support the securitization program. This need may exceed the amount of the net proceeds of this offering. The Company may preserve its right to borrow under the NIM Facility until May 1998, in the event its cash requirements exceed the net proceeds of this offering and its other cash resources. Further, OFL-A and Receivables generate substantially all of the cash income of the Company (from the ESRs and Subordinated Securities), as well as all the secured financing (from the Repurchase Facility and NIM Facility). ACC's only substantial source of cash comes from fees generated from servicing Contracts pledged to Cargill in conjunction with the Repurchase Facility and Contracts sold in conjunction with asset-backed securitizations. Because ACC is responsible for virtually all operating expenses, cash infusions from its subsidiaries are required regularly. These cash infusions are recognized as intercompany loans and are eliminated during consolidation of the financial statements of the Company.


     The Company reported total assets of $60 million as of September 30, 1996, compared to $47 million as of December 31, 1995, and $42 million as of December 31, 1994. As of September 30, 1996, and December 31, 1995, these assets consisted primarily of Contracts held-for-sale, Subordinated Securities, ESRs and credit enhancement cash reserves.

     The Company had $106,000 of cash and cash equivalents as of September 30, 1996, compared to $121,000 as of December 31, 1995. The Company also had $8.6 million in cash balances held in restricted bank accounts and in credit enhancement cash reserves as of September 30, 1996, compared to $5.1 million as of December 31, 1995. See Note 2 of Notes to Consolidated Financial Statements.

     The Company owned net Contracts of $25 million as of September 30, 1996, compared to $29 million as of December 31, 1995. During the nine-month period ended September 30, 1996, the Company acquired $132 million of Contracts and sold $131 million of Contracts in the 1996-A Transaction, 1996-B Transaction and 1996-C Transaction. The average discount and the weighted average coupon on the Contracts acquired during the nine-month period ended September 30, 1996, were 4.8% and 20.7%, respectively. During fiscal year 1995, the Company acquired $99 million of Contracts and sold $101 million of Contracts in the 1995-A Transaction and 1995-B Transaction. During the transition period, the Company acquired $29 million of Contracts and made no sales.

     As of September 30, 1996, the Company owned $11.9 million of ESRs and $8.3 million of Subordinated Securities, compared to $5.6 million and $3.9 million, respectively, as of December 31, 1995. There were no such investments as of December 31, 1994. These assets represented 33.4% and 20.3% of the total assets of the Company as of September 30, 1996, and December 31, 1995, respectively. The value of these assets would be reduced in the event of a material increase in the charge-off or prepayment experience relative to the Company's estimates at the time of sale.

     As of September 30, 1996, the principal amount owed under the Repurchase Facility was $23 million and the Company had Contract shipments in process of $2.7 million, compared to $29 million and $626,000, respectively, as of December 31, 1995. The Repurchase Facility balance was collateralized by $27 million of Contracts and restricted cash reserves of $1.4 million as of September 30, 1996.

     During the nine-month period ended September 30, 1996, the Company used net cash from operations of $8.4 million, compared to net cash provided by operations of $2.1 million during the nine-month period ended September 30, 1995. The decrease in cash provided by operations was primarily due to a net decrease in cash from the acquisition and sale of Contracts held-for-sale of $8.9 million and a net increase in accounts receivable of $1.2 million. The Company sold $131 million of Contracts and acquired $132 million of Contracts in the nine-month period ended September 30, 1996, compared to the sale of $76 million of Contracts and the acquisition of $72 million of Contracts in the nine-month period ended September 30, 1995. Additionally, the Company deposited $3.5 million into restricted cash accounts and in credit enhancement cash reserves during the nine-month period ended September 30, 1996, as compared to $1.3 million during the same period in 1995.

     The net cash provided by operations in fiscal year 1995 was $771,000 compared to net cash used of $1.6 million for the transition period and $3.4 million in the initial fiscal year. The increase in net cash provided by operations in fiscal year 1995, as compared to the transition period and the initial fiscal year, was due to the income associated with the sale and servicing of Contracts in the 1995-A Transaction and 1995-B Transaction.


     During the nine-month period ended September 30, 1996, and fiscal year 1995, cash generated from payments received on Contracts financed under the Repurchase Facility was used to reduce indebtedness under, or was deposited into restricted accounts as additional collateral for, the Repurchase Facility. Proceeds from the securitization of Contracts were also used by the Company to reduce indebtedness under the Repurchase Facility. Following each of the asset securitization transactions, excess servicing cash flows were deposited into restricted accounts to build credit enhancements. Once the amounts in these credit enhancement cash reserves reach required levels, any additional excess servicing revenues are distributed to the Company. In January 1996, and May 1996, respectively, the reserves associated with the 1995-A Transaction and 1995-B Transaction met required levels and approximately $4.0 million has been released, or approved for release, from these reserves during the nine-month period ended September 30, 1996. These proceeds were used to reduce the amount owed by the Company under the NIM Facility and for general working capital purposes. To date, the required levels have not been met by the reserves associated with the 1996-A Transaction, 1996-B Transaction or 1996-C Transaction. Under normal circumstances, the Company expects to meet required levels eight to 12 months following the effective date of a securitization, however, there is no assurance that this expectation will be met and the occurrence of any triggering event would delay release of excess cash.


     The net cash provided by investing activities was $2.2 million during the nine-month period ended September 30, 1996, compared to net cash provided of $1.1 million in the nine-month period ended September 30, 1995. This increase in cash provided was primarily due to collections associated with a larger balance of Subordinated Securities, net of an increased balance of Contracts held-for-investment. The cash used in investing activities was $808,000 for fiscal year 1995, compared to $24.5 million used for investing activities during the transition period and $16.1 million used in investing activities during the initial fiscal year. The decrease in cash used by investing activities during the fiscal year 1995, compared to the transition period, was the result of the classification of the Contracts to a held-for-sale status during the quarter ended March 31, 1995. The increase in cash used during the transition period compared to the initial fiscal year was the result of a higher volume of Contract purchases.

     The net cash provided by financing activities was $6.2 million for the nine-month period ended September 30, 1996, compared to net cash used of $1.1 million for the nine-month period ended September 30, 1995. The increase in cash provided by financing activities was primarily due to net cash of $12.5 million raised in the Company's initial public offering and $1.0 million from the issuance of redeemable Preferred Stock, net of $7.0 million used to partially pay-down the outstanding balance of the NIM Facility. Additionally, the Company reduced the balance of the Repurchase Facility by $3.5 million in the nine-month period ended September 30, 1996, compared to $10.7 million in the same period a year earlier. The net cash provided by financing activities for fiscal year 1995 was $14,000, compared to $26.2 million for the transition period.

     The Company has financed its acquisition of Contracts primarily through the Repurchase Facility. Cargill finances 100% of the purchase price of the Contracts under the Repurchase Facility. The Company has also used the proceeds of the retired bridge facility and, subsequently, the NIM Facility to finance credit enhancement and securitization expenses arising from the issuance of asset-backed securities and for working capital. A breach under either the Repurchase Facility or the NIM Facility could prohibit the Company from obtaining financing under both of the facilities and would require ACC to obtain an alternative source of financing or limit its purchase of Contracts. The Company intends to use the proceeds of this offering to repay temporarily the NIM Facility and for general working capital purposes.

     The Company's business requires substantial cash to support the funding of credit enhancement cash reserves for its asset securitizations, issuance costs of its asset securitizations, operating expenses, tax payments due in recognition of gains on sales of Contracts (for which no cash is received by the Company), debt service and other cash requirements. These cash requirements increase as the volume of Contracts purchased and serviced by the Company increases. Historically, the Company has operated on a negative cash flow basis and, depending upon the Company's growth of Contract purchase volumes and its Contract securitization program, its negative cash flow may continue for the foreseeable future. The Company has funded its negative operating cash flows principally through borrowings under the NIM Facility (and the bridge facility retired by the NIM Facility) and proceeds from the sale of equity securities, and will use the proceeds of the Notes to fund, in part, its negative operating cash flow. In order to execute its business strategy, the Company is dependent upon the Repurchase Facility (and the replacement of the Repurchase Facility in 1998), its asset securitization program and its ongoing ability to access capital markets to obtain long term debt and equity capital. There is no assurance that the Company will have access to capital markets when needed or will be able to obtain capital or financing facilities at costs and on terms satisfactory to the Company. Factors that affect the Company's access to capital markets or the cost of capital include, among others, interest rates, general economic conditions and the Company's results of operations, financial condition, business prospects (including competitive conditions), leverage and the performance of its asset securitizations. In addition, covenants in the Indenture and in future debt securities and financing facilities may significantly restrict the Company's ability to incur additional indebtedness or issue new equity securities.

INTEREST RATE RISK MANAGEMENT

     The Company's hedging plan includes the sale of futures contracts on two-year Treasury securities. These sales are made by the Company in amounts which generally correspond to the principal amount of expected sales of asset-backed securities. The market value of these futures contracts responds inversely to changes in the value of the Contracts. Gains and losses relative to these hedging transactions are deferred and recognized at the time of securitization as an adjustment to the gain or loss on sale. The Company recognized net gains on the hedging program of $90,000 during the nine-month period ended September 30, 1996, as compared to net losses of $927,000 during the year ended December 31, 1995. As of September 30, 1996, and December 31, 1995, the Company had unrealized losses under the hedging program of $39,000 and $225,000, respectively.

     At any point in time, the portfolio may be partially or fully hedged. As of September 30, 1996, the Company owned $27 million of Contracts and maintained a $25 million hedge position.

IMPACT OF NEW ACCOUNTING STANDARDS

     In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price, except for employee stock ownership plans. A new method of accounting for stock-based compensation arrangements with employees is established by SFAS No. 123. The new method is a fair value-based method rather than the intrinsic value-based method that is contained in APB Opinion No. 25 ("APB 25").

     The SFAS No. 123 fair value-based method will result in higher compensation costs than the APB 25 intrinsic value-based method for fixed stock option compensation plans and will result in different compensation costs for variable stock option compensation plans. Also, many employee stock purchase plans that are considered noncompensatory under APB 25 will be compensatory and result in the recognition of compensation costs under the fair value-based method.

     SFAS No. 123 does not require an entity to adopt the new fair value-based method for purposes of preparing its basic financial statements. Entities are allowed either to continue to use the APB 25 method or to adopt the SFAS No. 123 fair value-based method. However, disclosure of the pro forma net earnings and earnings per share, as if the fair value method of accounting for stock-based compensation had been elected, is required for fiscal years beginning after December 15, 1995. The Company has elected to continue to measure compensation cost related to employee stock purchase options using APB 25, and will provide pro forma disclosures as required in the 1996 consolidated financial statements.

     In June 1996, the FASB issued SFAS No. 125 which establishes accounting for transfers and servicing of financial assets and extinguishment of liabilities. This statement specifies when financial assets and liabilities are to be removed from an entity's financial statements, the accounting for servicing assets and liabilities and the accounting for assets that can be contractually prepaid in such a way that the holder would not recover substantially all of its recorded investment.

     Under SFAS No. 125, an entity recognizes only assets it controls and liabilities it has incurred, discontinues recognition of assets only when control has been surrendered, and discontinues recognition of liabilities only when they have been extinguished. SFAS No. 125 requires that the selling entity continue to carry retained interests, including servicing assets, relating to assets it no longer recognizes. Such retained interests are based on the relative fair values of the retained interests of the subject assets at the date of transfer. Transfers not meeting the criteria for sale recognition are accounted for as a secured borrowing with a pledge of collateral. Under SFAS No. 125, certain collateralized borrowings may result in assets no longer being recognized if the assets are provided as collateral and the secured party takes control of the collateral. This determination is based upon whether: (1) the secured party is permitted to repledge or sell the collateral and (2) the debtor does not have the right to redeem the collateral on short notice. Extinguishments of liabilities are recognized only when the debtor pays the creditor and is relieved of its obligation for the liability, or when the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

     SFAS No. 125 requires an entity to recognize its obligation to service financial assets that are retained in a transfer of assets in the form of a servicing asset or liability. The servicing asset or liability is to be amortized in proportion to, and over the period of, net servicing income or loss. Servicing assets and liabilities are to be assessed for impairment based on their fair value.

     SFAS No. 125 modifies the accounting for interest-only strips or retained interests in securitizations, such as capitalized servicing fees receivable, that can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment. In this case, it requires that they be classified as available for sale or as trading securities. Interest-only strips and retained interests are to be recorded at market value. Changes in market value are included in operations, if classified as trading securities, or in shareholders' equity as unrealized holding gains or losses, net of the related tax effect, if classified as available for sale. Management of the Company is currently in the process of evaluating the financial impact of this statement on the Company.

                                    BUSINESS

GENERAL

     The Company specializes in the indirect financing of Contracts originated primarily by franchised Dealers for Non-Prime Borrowers. By purchasing Contracts financing primarily late-model used vehicles as well as some new vehicles, the Company provides an alternative source of financing for Non-Prime Borrowers who might not be able to qualify for traditional automobile loans or leases. The Company's business strategy currently calls for the sale of all Contracts through asset securitizations, rather than holding Contracts to maturity. To this end, the Company periodically securitizes pools of its Contracts in order to redeploy its capital, reduce interest rate risk and realize a gain on the sale of these Contracts. The Company believes that its competitive advantages include its national presence, risk-based pricing, financial resources, nationwide consistency of credit decisions and quality Dealer service.

     The Company commenced business operations in July 1993. The Company was initially capitalized primarily through equity investments by its Founders and two funds managed by SSIM, Strome Partners, L.P. and Strome Offshore Limited (the "SSIM Funds"); and through subsequent equity investments by the SSIM Funds, Cargill and the Founders. In July 1993, the Company entered into the Repurchase Facility with Cargill through which it has financed its purchases of Contracts. Cargill's operations consist of global proprietary trading activities as well as other specialized financial services. Cargill was founded in 1984 and currently manages more than $6 billion in assets. Cargill is headquartered in Minneapolis, Minnesota, and has more than 650 employees worldwide.

NON-PRIME AUTOMOBILE FINANCE INDUSTRY

     Automobile financing is one of the largest consumer finance markets in the United States, with $356 billion in automobile-related credit outstanding as of January 1996. In general, the automobile finance industry can be divided into two principal segments: a prime credit market and a non-prime credit market. Traditional automobile finance companies, such as commercial banks, savings and loans, thrift and loans, credit unions and captive finance companies of automobile manufacturers, generally provide credit to the most creditworthy borrowers, or so-called "prime borrowers."

     The so-called "non-prime" credit market, in which the Company operates, provides financing to Non-Prime Borrowers, who are those borrowers who have had past credit problems (including bankruptcy), have limited or no credit histories and/or have low incomes. Historically, traditional automobile financing sources have not serviced the non-prime market or have done so only through programs that were not consistently available. An industry group of independent finance companies specializing in non-prime automobile financing is now emerging, but the industry remains highly fragmented, with no company having a significant share of this non-prime market.

     The Company estimates that the size of the non-prime automobile market may be as large as $70 billion in outstanding installment debt. The Company believes that the number of Non-Prime Borrowers is increasing due to, among other factors, declining real wages, the greater willingness on the part of consumers to seek bankruptcy protection, the high cost of new automobiles relative to consumer incomes and the greater availability of late-model used vehicles coming off short-term lease programs. The Company's program is designed to provide financing to this market segment.

BUSINESS STRATEGY

     The Company's primary objective is to increase its net income by expanding market share. The Company believes it has the operational and administrative capacity to expand its business and attain this objective. The Company's strategies for achieving this objective, which focus on credit quality, efficiency of operations and expansion, are as follows:

     - Enforcing nationwide consistency of underwriting standards and controls, including verification and document review;

     - Increasing the volume of Contract purchases from existing Dealers;

     - Increasing the number of active Dealers in the Company's existing geographic markets;

     - Entering selected new markets in metropolitan areas where the Company can recruit experienced regional sales managers or correspondents;

     - Using the Company's Contract database to refine underwriting standards, program pricing and overall credit risk evaluation capabilities;

     - Attracting and retaining qualified employees;

     - Maintaining reliable funding sources;

     - Approving applications and funding Contract purchases in a timely manner; and

     - Maintaining and improving the Company's delinquency monitoring and collection processes.

     Overall, the Company's strategy is to purchase Contracts with yields, after discounts, that compensate the Company for the credit risk inherent in the non-prime market, and to manage this credit risk through the Company's internal credit evaluation and its proactive collection processes.

PURCHASE OF CONTRACTS

  Sales and Marketing

     The Company markets its financing program primarily to franchised Dealers and to a limited number of independent used automobile Dealers. Before purchasing Contracts from a Dealer, ACC and the Dealer enter into an agreement ("Dealer Agreement") that provides the Company with recourse to the Dealer in cases of Dealer fraud or a breach of the Dealer's representations and warranties. As of September 30, 1996, the Company had 1,247 active Dealers, defined as Dealers from which the Company had purchased at least one Contract in the last six months, compared to 546 active Dealers as of September 30, 1995.

     The Company typically solicits business from Dealers through its regional sales managers ("RSMs"), each of whom is assigned an exclusive territory. The Company typically hires RSMs who have experience with the purchase of non-prime Contracts and who have pre-existing, established relationships with Dealers in a particular major metropolitan area. As of September 30, 1996, the Company had 42 RSMs.

     RSMs meet regularly with Dealers and provide information about the Company's program, train Dealer personnel as to the Company's program requirements and assist Dealers in identifying consumers who qualify for ACC's program. As of September 30, 1996, the Company marketed its program to Dealers in 25 states: Arizona, California, Colorado, Delaware, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Mississippi, Missouri, Nevada, New Jersey, North Carolina, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, Washington and West Virginia. The Company targets major metropolitan areas because it believes they provide concentrations of high volume Dealers, which can be effectively serviced by its RSMs. The Company purchased $500,000 or more of Contracts from 19 states during the quarter ended September 30, 1996, compared to ten states during the quarter ended September 30, 1995.

     RSMs typically target the late-model used vehicle business of franchised Dealers. The Company believes that late-model used vehicles represent the largest segment of the used vehicle market, while posing less risk of default due to mechanical problems than do older used vehicles. The Company targets franchised Dealers because the financial requirements and customer service standards imposed on these dealers by automobile manufacturers generally result in a high level of financial stability and customer satisfaction. As a result, the Company believes that, in general, Contracts from these Dealers expose the Company to less risk of Dealer misrepresentation and lower levels of borrower default.

  Dealer Reviews

     Each month, senior management reviews Dealer performance reports that track, by Dealer, the number of applications submitted, the number of applications approved, the number of applications funded, the ratio of applications funded to applications received ("efficiency ratio"), delinquency ratios and default rates. Senior management maintains a Dealer "watch list" to track the performance of Dealers with low efficiency ratios, high delinquency ratios or high loss levels relative to the overall portfolio. Based upon senior management's subjective assessment of these factors, during the nine-month period ended September 30, 1996, the Company discontinued the purchase of Contracts from approximately 35 Dealers due to unsatisfactory results.

  Regional Credit Centers

     The Company serves its Dealers on a regional basis through its regional credit centers. The Company believes that these regional centers provide a sufficient local market presence to meet the needs of its Dealers, without incurring the reduction in operating controls and economies of scale that can result from operating a large number of small branches. The Company currently has regional credit centers in Atlanta, Georgia; Dallas, Texas; Miami, Florida; Newark, Delaware; and San Diego, California.

  Application Processing and Purchase Criteria

     Dealers submit credit applications to one of the Company's regional credit centers, typically by facsimile. Upon the Company's receipt of a credit application, a credit processor uses an automated system to obtain credit histories, determine the wholesale value of the vehicle and calculate the credit score of the application. The Company's credit officers use the credit score as a guide to evaluate applications, but the approval/ declination decision is not based solely on the credit score. Individual credit officers have limited approval authority and the approval of a more senior credit manager is required when the credit score or the amount financed exceeds the individual credit officer's approval limits. The Company's regional credit centers then notify Dealers by facsimile of a credit decision, usually within three hours of receipt of the application.

     During the nine-month period ended September 30, 1996, the Company approved approximately 16% of the applications it received and funded approximately 61% of the applications that were approved. The Company believes Dealers select among finance companies based upon price, term, advance, down payment requirements, stipulations, timeliness of the finance company's approval and the historic reliability of the finance company's funding of purchases. The Company strives to maintain its competitiveness by meeting Dealer needs without compromising its credit standards.

     The Non-Prime Borrowers under Contracts of the type typically purchased by the Company generally have credit histories which include past bankruptcies, significant charged-off accounts and/or multiple collection accounts. Further, other Contracts may be purchased by the Company for borrowers with limited or no credit histories. In light of the deficiencies in the borrowers' credit histories, the Company's credit officers evaluate other potential offsetting factors such as the borrowers' residence stability, employment stability, income level relative to expenses and past performance on other automobile-related debt. If, in the credit officers' judgment, there are enough offsetting positive factors, such Contracts may be approved for purchase by the Company.

     To be eligible for purchase, a Contract must be fully amortizing and provide for level payments over the term of the Contract, must grant a first priority security interest in the financed vehicle to OFL-A, must prohibit the sale or transfer of the financed vehicle without the Company's consent and must allow for acceleration of the maturity of the Contract if the vehicle is sold or transferred without this consent. The portions of payments on Contracts allocable to principal and interest are, for payoff and deficiency purposes, determined in accordance with the law of the state in which the Contract was originated.

     Each Contract includes a requirement that the borrower maintain fire, theft and collision insurance on the financed vehicle and name the Company as a loss payee. As part of the funding process, the Company verifies by telephone that insurance is in place on the financed vehicle; however, as of September 30, 1996, approximately 12% of borrowers had canceled their insurance or allowed their insurance policies to lapse. Although the Contracts permit the Company to force-place insurance, the Company, as a matter of policy, generally does not force-place insurance due to the added collection and litigation risk.

  Funding Package Completion, Verification and Funding

     After receiving an approval from one of the Company's regional credit centers and compiling a set of documents the Dealers believe to be consistent with the Company's documentation requirements, the Dealers send these funding packages to the Company's central funding group in San Diego. The Company generally requires that funding packages include proof of the borrower's residency, income, insurance and title.

     The Company's funding department reviews each Contract and verifies the application data and Contract documentation. The funding department also confirms or reconfirms the borrower's employment and the insurance on the vehicle. The Company believes one of the most important verifications is a direct telephone interview of the borrower to confirm the terms of the Contract, the source of the down payment and the equipment on the vehicle. The Company typically will not fund a Contract without a prior telephone interview of the borrower. The Company believes this process reduces the risk of misrepresentation by Dealers and/or borrowers and provides a basis for future borrower contact.

     A funding package may be returned if it does not comply with the terms of the initial approval or if the Company discovers facts that were not disclosed during the approval process. The Company returns unfunded approximately 10% of all completed funding packages for these reasons, a portion of which are resubmitted in approvable form. As an additional quality control check, the Company's data processing systems perform an automated review of the Contracts and identify any characteristics not in compliance with the Company's minimum underwriting standards.

  Post-Funding Quality Reviews

     The Company uses its automated systems to continue to monitor Contracts after funding. In addition, the Company's quality control manager, who reports directly to the Chief Executive Officer, completes a full quality control review of a random sample of 5% of the newly-originated Contracts. This review focuses on compliance with underwriting standards, the quality of the credit decision and the completeness of Contract documentation. On a periodic basis, the Company's quality control manager issues a report to the Company's senior management summarizing (by credit processor and credit officer) policy exceptions, processing errors, documentation deficiencies and credit decisions which the quality control manager considered overly aggressive. The bonuses of the Company's credit officers are, in part, dependent upon results of these quality control reviews.

  Risk-Based Pricing

     The Company uses statistical information and its automated Contract purchasing systems to establish different pricing programs by geographic region, by borrower credit characteristics or, in some cases, by Dealer; all tied to the expected economic value of each program to the Company.

     The Company maintains a database which tracks key underwriting parameters for each Contract purchased since the formation of the Company. This database is updated periodically to reflect the payment performance of each Contract. The Company uses this information to identify and aggregate a pool of Contracts that have failed to perform as anticipated. Each Contract in this pool is then matched against a performing Contract with the same date of purchase. By statistically comparing the characteristics of these two pools over time, the Company is able to refine periodically its credit evaluation processes and believes it is better able to price each of its programs based upon the expected risk of each program.

  Correspondents

     The Company has established relationships with a limited number of third-party marketing organizations which generate Contracts for the Company. The Contracts generated by these correspondents meet the same standards and undergo the same pre-funding review as Contracts arising from ACC's regional credit centers. As of September 30, 1996, the Company had five active correspondent relationships and less than 2% of the Company's Contract portfolio was generated through these correspondents. The Company believes that, either as a result of geographic coverage or established industry contacts, certain correspondents can generate

Contracts for the Company on a more cost-effective basis than the Company's RSMs. Thus, the Company may purchase a greater portion of its Contracts through these correspondents in the future.

  Bulk Purchases

     To date, the Company has reviewed a small number of portfolios for purchase in bulk and has, on occasion, made unsuccessful bids on portfolios. These portfolios have been as large as $40 million in Contracts and the Company may bid on portfolios of comparable size or larger in the future. As of September 30, 1996, the Company had not consummated a bulk portfolio purchase, either because the portfolios offered for sale did not satisfy the Company's due diligence requirements or because the asking price exceeded the Company's valuation of the portfolio. The Company believes bulk purchases represent opportunities to exploit the Company's servicing expertise and the flexibility of the Repurchase Facility. Thus, the Company intends to continue to explore such purchase opportunities and may purchase Contracts in bulk from other originators if the price and quality of the portfolio are satisfactory to the Company. Purchases in bulk involve a greater risk of misrepresentation than Contracts purchased directly by the Company. The Company believes the risk can be mitigated by the Company's review of the seller's underwriting standards, the Company's due diligence concerning the seller and by representations and warranties made by the seller.

CONTRACT PORTFOLIO

     The following table sets forth certain data for the Contracts purchased by the Company for the periods indicated.

                                                             CONTRACTS PURCHASED DURING
                                                               THE THREE MONTHS ENDED
                                           ---------------------------------------------------------------
                                           SEPT. 30,     JUNE 30,     MARCH 31,     DEC. 31,     SEPT. 30,
                                             1996          1996         1996          1995         1995
                                           ---------     --------     ---------     --------     ---------
Amount of Contracts (000's)..............   $ 53,431     $ 45,253      $33,715      $ 26,478      $ 28,642
Average Amount Financed Under
  Contracts..............................   $ 12,475     $ 12,290      $12,278      $ 12,124      $ 12,106
Average Coupon on Contracts..............      20.74%       20.72%       20.65%        20.47%        20.33%
Average Original Term of Contracts
  (months)...............................         57           57           57            58            57
Average Discount of Contracts, including
  Acquisition Fees.......................       4.37%        5.16%        4.87%         5.14%         6.00%

     The Company expects from time to time to make changes to its underwriting guidelines and program requirements to respond to competitive conditions in the non-prime automobile financing market. These changes are likely to affect the characteristics of the portfolio, may increase portfolio risk and/or reduce the Company's discounts and interest margins. See "Risk Factors -- Credit Risks" and see "Risk Factors -- Competition and Consolidation of Industry." In the quarter ended September 30, 1996, the Company instituted several programs that provided its Dealers with greater pricing options than were previously available, introduced certain new programs and provided more attractive pricing on certain existing programs. As expected, this had the effect of lowering the average discount and acquisition fees on Contracts purchased in this period.

CONCENTRATIONS OF CONTRACT PURCHASES

     The following table sets forth information by state concerning Contract purchases and servicing portfolio amounts outstanding for the period and at the date indicated.


                                                        CONTRACTS
                                                     PURCHASED DURING          SERVICING
                                                           THE                 PORTFOLIO
                                                       NINE MONTHS            OUTSTANDING
                                                          ENDED              BALANCES AS OF
                                                      SEPTEMBER 30,          SEPTEMBER 30,
                                                           1996                   1996
                                                     ----------------       ----------------
                                                      $000'S       %         $000'S       %
                                                     --------     ---       --------     ---
    California.....................................  $ 33,593      25%      $ 57,438      27%
    Texas..........................................    23,997      18         45,677      22
    Florida........................................    16,844      13         27,147      13
    Pennsylvania...................................     8,236       6         17,043       8
    All Other......................................    49,729      38         62,456      30
                                                     --------     ---       --------     ---
                                                     $132,399     100%      $209,761     100%
                                                     ========     ===       ========     ===


     The Company attempts to develop a broad Dealer base to avoid dependence on a limited number of Dealers. As of September 30, 1996, no Dealer accounted for more than 4% of the Company's Contract portfolio and the ten Dealers from which the Company purchased the most Contracts accounted for approximately 12% of the Contract portfolio, in aggregate. The Company's financing program also concentrates on purchases of Contracts for late-model used vehicles that are originated by franchised Dealers. As of September 30, 1996, 86% of Contracts serviced by the Company financed used vehicles and 97% were acquired from franchised Dealers.

SERVICING OF CONTRACTS

  General

     ACC services all of the Contracts the Company originates, whether owned by the Company or sold in an asset-backed security. ACC's servicing generally consists of payment and pay-off processing, collecting, insurance tracking, title tracking, responding to borrower inquiries, investigating delinquencies, repossessing and reselling collateral, collection reporting and credit performance monitoring.

  Billing and Collection Process

     The Company sends each borrower a monthly bill, rather than using payment coupon books. All payments are directed to the Company's lock-box account at a regional commercial bank. On a daily basis, the lock-box bank retrieves and processes payments received, and then deposits the entire amount into the lock-box account. A simultaneous electronic data transfer of borrower payment data is made to the Company for posting to the Company's computerized records.

     The Company's collection process is based on a strategy of closely monitoring Contracts and maintaining frequent contact with borrowers. As part of this process, the Company makes early, frequent contact with delinquent borrowers and attempts to educate borrowers on how to manage monthly budgets. The Company attempts to identify the underlying causes of a borrower's delinquency and to make an early collection risk assessment. The Company believes that its proactive collection process, including the early identification of payment problems, reduces its repossession rates and loss levels.

     In support of its collection efforts, the Company maintains a collection software package with customized features designed for high-intensity collection operations, which includes a high-penetration autodialer. With the aid of the autodialer, the Company initially attempts to contact any borrower whose account becomes six days past due. See "Business -- Management Information Systems."

     Although the Company emphasizes telephonic contact, the Company also typically sends past due notices to borrowers when an account becomes ten days past due. In some cases, the Company uses the Western Union Quick Collection Service to collect borrowers' payments and to reduce the incidence of bad checks. When necessary, the Company uses a network of independent agencies to make field visits to borrowers.

  Extensions and Modifications

     If a borrower has current financial difficulties, but has previously demonstrated a positive history of payment on the Contract, the Company will permit a payment extension of not more than two months during the term of a Contract. Senior management of the Company must approve each extension and less than 2% of the Contracts in the Company's servicing portfolio had been extended as of September 30, 1996. Further, the Company typically permits only one extension over the term of a Contract and the Company neither restructures Contracts nor forbears any payments on Contracts.

  Repossession

     The Company repossesses a vehicle when resolution of a delinquency is not likely or when the Company believes that its collateral is at risk. The Company makes these judgments based upon its collectors' discussions with borrowers, the ability or inability to locate the borrowers and/or the vehicles, the receipt of notices of liens and other information. The Company uses independent, licensed and bonded repossession agencies to repossess vehicles as well as the services of an agency that traces skips (where neither the borrower nor the vehicle can be located) to supplement its own efforts in locating vehicles. When a vehicle is repossessed, it generally is sold through a public auction within 60 days of the repossession. The Company generally uses its own staff to pursue recoveries of deficiency balances, but may also use outside collection agencies which share in any recoveries. If the Company has reason to believe that a Dealer violated any representations or warranties made to the Company on a defaulted Contract, the Company may pursue its remedies against the Dealer under the Dealer Agreement.

     The Company employs the same policies for charging-off Contracts on both Contracts it owns and on Contracts sold in asset-backed securities. The Company expects to incur a loss whenever it repossesses a vehicle. When the Company sells a repossessed vehicle, it records a net loss equal to the outstanding principal balance of the Contract, less the proceeds from the sale of the vehicle.

     If an account becomes 120 days delinquent (other than accounts in bankruptcy) and the Company has repossessed the vehicle, but not yet received the sale proceeds, then the Company records a loss equal to the outstanding principal balance of the Contract, less the estimated auction value of the vehicle (which is based upon wholesale used car values published by nationally recognized firms) and any expected recoveries under its VSI insurance. This VSI insurance protects the Company's interest in the collateral against uninsured physical damage (including total loss) and skips. If an account becomes 120 days delinquent and the Company has not repossessed the vehicle, then the Company records a loss equal to the outstanding principal balance of the Contract. In the event a borrower is a skip, the Company reduces its loss by the expected recoveries under its VSI insurance. Any recoveries received subsequent to the Contract being charged-off, including amounts (i) from the borrower's insurance policies or service contracts, (ii) from Dealers under a breach of the Dealer Agreements or (iii) from deficiency balances recovered from borrowers, are treated as loss adjustments in the period when these recoveries are received. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" for a discussion of VSI insurance.

MANAGEMENT INFORMATION SYSTEM

     The Company relies on automated information management and data processing systems to maximize productivity, minimize credit losses and maintain data integrity. The Company operates its information management, accounting and data processing systems on a Model 300, IBM AS400 ("AS400").

     The Company uses its own proprietary Application Processing System and Contract Management System, both of which operate on the AS400. The Application Processing System tracks applications through the approval process and provides status reports to sales and credit administration personnel on approved and declined Contracts. This system is also used for credit scoring and credit review. The Application Processing System electronically transmits all data to the Contract Management System. The Contract Management

System analyzes Contracts for compliance with the Company's underwriting standards, tracks key underwriting characteristics for all funded Contracts, tracks approval trends, analyzes charge-offs, monitors delinquencies and measures pool performance.

     The Company uses the Universal Loan Accounting package resident on the AS400 for all aspects of its loan accounting and payment processing. The Company's general ledger is maintained on the MAS-90 General Ledger package. The Company uses collection software that operates on the AS400. The Company also has installed IBM's ImagePlus(TM) imaging system on the AS400 to make Contract documents available on-screen, decrease data entry costs and aid disaster recovery. Further, the Company has installed video teleconference and document sharing systems, which facilitate interaction between the Company's headquarters and its regional credit centers. In its collection efforts, the Company uses a Telerelations, Inc. high-penetration autodialer, which is a PC-LAN-based system interfaced to the AS400.

     The Company backs up its systems on a daily basis and stores the backup tapes offsite. The Company also has implemented a disaster recovery plan that is intended to restore critical business operations within 48 hours of a disaster. In an emergency, IBM will deliver replacement parts for the AS400 within 24 hours. Additionally, the Company has the contractual right to access SunGard's nationwide recovery facilities, which are fully equipped and permit access to hardware, software and telephones. The Company has made a significant investment in its hardware and software systems and intends to continue to upgrade these systems as its needs dictate.

FINANCING

  Repurchase Facility

     On July 15, 1993, ACC and OFL-A entered into the Repurchase Facility with Cargill to finance the Company's purchase of Contracts and enable the Company to accumulate Contracts in sufficient volume to issue asset-backed securities. The interest rate on the Repurchase Facility is the one-month LIBOR, plus 3.25%, and the facility reprices on a daily basis. As of September 30, 1996, the rate on the Repurchase Facility was 8.69%. The Repurchase Facility commitment period runs until July 1998. During the commitment period, both Cargill and the Company have the obligation (with limited exceptions) to finance under the facility all of the Contracts that the Company purchases in conformance with the Company's underwriting guidelines which have been approved by Cargill. As of September 30, 1996, the outstanding principal amount financed under the Repurchase Facility was $23 million. See "Risk Factors -- Dependence Upon Warehouse Financing Facility and Upon Cargill" and see "Certain Transactions."

     Under the Repurchase Facility, OFL-A retains the essential risks of ownership, including credit and interest rate risk, and, therefore, accounts for each transaction as a financing of Contracts. Since OFL-A is obligated to repurchase from Cargill any Contracts that are charged-off under the Company's charge-off policy, OFL-A bears the credit risk of owning the Contracts. Since the interest rate of the facility floats with LIBOR and the interest rate on each financed Contract is fixed at the time of its origination, OFL-A retains interest rate risk on the Contracts. Although accounted for as a financing, for legal reasons, the Repurchase Facility is structured as a sale of Contracts to Cargill with a right to repurchase the Contracts. OFL-A purchases each Contract from the Dealer. OFL-A then transfers each conforming Contract to Cargill, typically for 100% of the Company's basis in such Contract, plus a portion of the operating expenses associated with the Company's acquisition of the Contract. OFL-A has the right to repurchase the Contracts (generally for sale through an asset-backed security) for a specified amount for each Contract, which includes outstanding principal, accrued interest and a repurchase fee. See "Certain Transactions -- Transaction with Cargill."

     While Cargill holds title to the Contracts, all principal payments on the Contracts are applied to reduce the principal balance of the Repurchase Facility. All interest received on Contracts under the Repurchase Facility is used as follows: first to pay custodian fees; second to pay OFL-A amounts sufficient to make any payments it owes pursuant to a tax sharing agreement with ACC; third to pay ACC a servicing fee equal to 4% per annum of the monthly pay-off balance of the Contracts; fourth to pay Cargill interest on the facility balance; and fifth to pay Cargill the aggregate balance (net of recoveries) of charged-off Contracts. All remaining interest is distributed to a cash reserve account held by the custodian as additional collateral for the facility. The cash reserve builds, without any cap on its amount, until the Company disposes of the Contracts through an asset-backed securitization, a whole-loan sale or other disposition. Upon a disposition, OFL-A is entitled to receive the balance of the cash reserve account. As of September 30, 1996, less than $5,000 was held in such cash reserve account.

     Cargill has the right, at its election, to terminate the Repurchase Facility upon the occurrence of any "Termination Event" as defined therein. The following events, among others, would constitute Termination Events under the Repurchase Facility: (i) a change in control or ownership of ACC, (ii) aggregate Contract purchases of less than $75 million in any 12-month period, (iii) an average delinquency rate during any three-month period, computed using the current pay-off balance of Contracts collateralizing the Repurchase Facility ("Collateral"), equal to or greater than 15%, (iv) an annualized six-month net charge-off rate, computed using the current pay-off balance of the Collateral, equal to or greater than 10% or (v) if any two of the Founders are no longer employed by ACC. In addition, the Repurchase Facility is subject to early amortization in the event that the aggregate balance of the facility exceeds $100 million or in the event that the Company fails to sell Contracts through an asset securitization or whole loan sale within 18 months of the last asset securitization or whole loan sale ("Early Amortization Event"). As of the date of this Prospectus, the Company is in compliance with all its covenants under the Repurchase Agreement and no Termination Event or Early Amortization Event has occurred.

     In the event that ACC or OFL-A became a debtor under the United States Bankruptcy Code ("Bankruptcy Code"), the structure of the Repurchase Facility could provide Cargill with greater rights than Cargill would have had if the facility were structured as a secured loan transaction. There is no assurance that the Company could be reorganized in a bankruptcy without the cooperation of Cargill. The Repurchase Facility characterizes each purchase of a Contract by Cargill as a "securities contract" as defined in Section 741 of the Bankruptcy Code. If this characterization were upheld, Cargill would not be subject to the automatic stay (that normally precludes a secured party from liquidating collateral without prior bankruptcy court approval) and Cargill could liquidate the Contracts during an early stage of an ACC or OFL-A bankruptcy. Under the servicing agreement with ACC, Cargill also would have the right to remove ACC as the servicer of the Contacts subject to the facility, thereby terminating ACC's right to receive the 4% servicing fee (which might then be its primary source of operating funds). Further, the structure of the facility would make it difficult for ACC to gain access to any of the cash generated by the Contracts subject to the facility, even though the liquidation value of the Contracts and the cash reserves held by Cargill exceeded OFL-A's obligations to Cargill.

     In the event that Cargill became a debtor under the Bankruptcy Code, Cargill, as debtor in possession, or a bankruptcy trustee could attempt to terminate the Repurchase Facility and cutoff the Company's right to repurchase the Contracts. The Company would contend that Cargill was not the owner of the Contracts, but only a secured party holding the Contracts as collateral for the facility, and that Cargill could not terminate the repurchase right. If Cargill were successful in terminating the facility, then the Company would have only pre-bankruptcy, unsecured claims against Cargill for breach of contract damages. Those damages would approximate the value of the net interest income that would have been earned on Contracts while owned by the Company or the gain on sale that would have been realized through the sale of such Contracts. Such claims would likely be paid on a pro rata basis with all other unsecured creditors of Cargill, and there is no assurance that Cargill would have adequate funds, if any, to pay the Company what the Company would have realized through the repurchase of the Contracts.

  NIM Facility

     In order to obtain financing to fund credit enhancement and securitization expenses for its asset-backed securities and, to a lesser extent, for working capital, the Company and Cargill entered into the NIM Facility on September 15, 1995. The NIM Facility enables the Company to obtain additional debt financing through a pledge of OFL-A's interest in the Subordinated Securities and ESRs. OFL-A is obligated to pay Cargill an annual commitment fee of $150,000, payable in quarterly installments of $37,500. The NIM Facility can be prepaid at any time upon 30 days' notice. Until the NIM Facility is retired, borrowings under this facility can be redrawn at the time of an asset-backed securities issuance by Receivables. The facility had an outstanding balance of $3.9 million as of September 30, 1996 (and $7.4 million as of October 1, 1996), and is subject to a maximum outstanding balance of $15 million, with the borrowing base subject to the current valuation of the Subordinated Securities and ESRs pledged as collateral. ACC intends to provide a portion of the proceeds of approximately $7.4 million to OFL-A to repay the expected outstanding balance of the NIM Facility at the close of the offering and to reborrow under the facility, as necessary. The NIM Facility expires in May 1998. As of the date of this Prospectus, the Company is in compliance with all of its covenants under the NIM Facility and no event of default has occurred.

     The Repurchase Facility and the NIM Facility are cross-collateralized and contain cross-default provisions so that a default under either facility will constitute a default under both facilities and could result in the acceleration of the payment obligations under both facilities and a foreclosure on the collateral of both facilities. ACC has guaranteed up to $5 million on both facilities and has pledged all of its OFL-A stock as collateral for the facilities. See "Certain Transactions -- Transactions With Cargill."

HEDGING PROGRAM

     The Company maintains an ongoing hedging program for the purpose of mitigating the potential impact of changing interest rates on the gain on the sale of Contracts. The hedging strategy is implemented through the forward sale of two-year Treasury notes or futures Contracts on two-year Treasury instruments, with Cargill acting as the counterparty to these hedging transactions. Gains and losses on the hedging program are recorded as an adjustment to the accounting basis of the Contracts until such time that the Contracts are sold. At the time of sale, the previously unrealized gains or losses are recognized as an adjustment to the gain on the sale of the Contracts. See "Certain Transactions."

     The Company began actively using the hedging program in January 1995 and the extent to which the Contracts held by the Company are hedged has varied and will continue to vary from time to time, depending upon prevailing interest rates and other economic factors. The Repurchase Facility requires the Company to maintain its hedging program whenever the two-year Treasury rate is greater than 7.5%. The Company generally has maintained the hedging program even when it was not required to do so, but may choose not to maintain the hedging program based on management's assessment of interest rate risk and the costs associated with the hedging program.

SECURITIZATION OF CONTRACTS

     In June 1995, the Company began selling its portfolio of Contracts to investors through the issuance of asset-backed securities. The periodic securitization of Contracts is an integral part of the Company's business plan. The issuance of these securities enables the Company to redeploy capital, reduce its interest rate risk and recognize gains from the sale of the Contracts. As of the date of this Prospectus, the Company has completed five securitizations, the 1995-A Transaction, 1995-B Transaction, 1996-A Transaction, 1996-B Transaction and 1996-C Transaction, involving Contracts aggregating approximately $232 million.

     These asset-backed securities are treated as sales of the Contracts and Contracts sold in a security are removed from the consolidated balance sheet of the Company. The asset-backed securities are generally structured as follows:
ACC repurchases a pool of Contracts from Cargill under the Repurchase Facility and simultaneously sells the pool to Receivables, which then sells the pool to a trust in exchange for interest-bearing certificates of an amount equal to the aggregate principal balance of the Contracts. The certificates are then sold to one or more institutional investors.

     The certificates sold to investors have been rated "AAA" by S&P and "Aaa" by Moody's based on the FSA guarantee. Cargill serves as sponsor for the certificates and guarantees certain representations and warranties made by the Company. The certificates sold to investors have fixed pass-through interest rates which have ranged from 5.95% to 6.90%.

     The Company retains the right to service the Contracts sold to the trust and receives monthly base servicing fees of approximately 3% per annum on the outstanding balance of Contracts sold in asset-backed securities. In addition, Receivables (or OFL-A if Receivables' rights are assigned to OFL-A for pledge under the NIM Facility) is entitled to receive excess interest arising from collections, to the extent that these collections exceed payments to investors, contributions to the credit enhancement cash reserves, base servicing fees and certain other fees. Generally, certificates are sold to investors without recourse, except that the representations and warranties provided by Dealers to the Company are similarly provided by the Company to the investors and to FSA, along with certain indemnities. These indemnities are secured by a pledge of all of the stock of Receivables. Receivables is obligated to repurchase a Contract from the trust if the Contract fails to conform to normal representations and warranties relating to the collateral. Receivables bears the risk of loss on Contracts it repurchases.

     Each issuance of securities results in the recognition of a "net gain on sale of contracts" on the Company's consolidated statement of operations for the period in which the sale was made. The discounted present value of the excess cash flow expected from the security is recognized as an increase in the ESRs on the Company's consolidated balance sheet. Because the interest rate on the Contracts is relatively high in comparison to the pass-through interest rate paid to investors, the net gain on sale can be significant. In calculating this net gain on sale, the Company must estimate the future rates of prepayments, delinquencies, defaults and loss severity as they impact the amount and timing of the cash flows used in the gain on sale calculation. The cash flows expected to be received by Receivables, before expected losses, are then discounted at a market interest rate that the Company believes an unaffiliated third-party purchaser would require as a rate of return on such a financial instrument. Expected losses are discounted using a risk-free rate which is equivalent to the rate earned on securities rated AAA or better, with a duration similar to the estimated duration for the underlying Contracts. See Note 1(g) of Notes to Consolidated Financial Statements.

     In future periods, the Company will recognize additional revenue if the actual performance of the Contracts is better than that originally estimated. If the actual performance of the Contracts is worse than originally estimated, then the Company will be required to recognize a write-down against the ESRs, which would result in a reduction in net income during the period in which the write-down occurred.

     Under the servicing agreement for each security, the Company is obligated to service all Contracts sold to the trusts in accordance with the Company's standard procedures. The servicing agreements generally provide that the Company will bear all costs and expenses incurred in connection with the management, administration and collection of the Contracts serviced. The servicing agreements can be terminated by the investor in the event of certain defaults by the Company and under certain other circumstances.

COMPETITION

     The automobile financing business is highly competitive. The Company competes with a growing number of publicly and privately held national, regional and local automobile finance companies that specialize in non-prime automobile finance, many of which compete directly with the Company for Contracts. These competitors include AmeriCredit Corp., AutoFinance Group (now a subsidiary of KeyCorp), Consumer Portfolio Services, Inc., First Merchants Acceptance Corp. and TransSouth (a subsidiary of Ford Motor Credit Corporation). The Company does not believe that any of the finance companies specializing in Non-Prime Borrowers currently has more than a 2% market share.

     In addition, the Company competes, or may compete in the future, for business with more traditional automobile financing sources, such as commercial banks, savings and loans, thrift and loans, credit unions and captive finance companies of automobile manufacturers such as General Motors Acceptance Corporation, Ford Motor Credit Corporation, Chrysler Financial Corporation, Toyota Motor Credit Corporation, Nissan Motors Acceptance Corporation and American Honda Finance. These traditional automobile finance companies may lower credit standards or introduce programs for Non-Prime Borrowers to attract more financing business or, in the case of the captive finance companies, to stimulate new vehicle sales.

     Many of the Company's competitors and potential competitors have substantially greater financial, marketing and other resources than the Company and may be more successful in expanding into new geographic markets, building Dealer networks and increasing market share through internal growth or acquisition. The larger, more established companies have access to unsecured commercial paper, investment-grade corporate debt and to other funding sources that may provide them with an advantageous cost of capital relative to the Company's cost of capital.

     The captive finance companies and many of the other traditional automobile finance companies have long-standing relationships with Dealers that may give them a competitive advantage in establishing dealer networks for the purchase of Contracts. Many of these companies provide other types of financing, including inventory financing, which is not offered by the Company.

     The Company believes that the industry competes for Dealers on the basis of the price charged to the Dealer for the purchase of Contracts (which is a function of the discount to the face value of a Contract and any applicable fees), advance limitations, down payment requirements, stipulations, the timeliness of the finance company's response to an application, the approved Contract terms, documentation requirements for purchase of the Contract and the historic reliability of the finance company's funding of purchases. The Company believes that its competitive advantages include geographic diversification, risk-based pricing, financial resources, nationwide consistency of credit decisions and quality Dealer service.

GOVERNMENT REGULATION

     The Company has obtained and maintains licenses and registrations required by certain states' sales finance company laws and/or laws regulating purchases of installment or conditional sales contracts. The Company intends to obtain and maintain any and all additional qualifications, registrations and licenses necessary for the lawful conduct of its business and operations.

     Numerous federal and state consumer protection laws, including the Federal Truth-In-Lending Act, the Federal Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Federal Fair Debt Collection Practices Act, the Federal Trade Commission Act, the Federal Reserve Board's Regulations B and Z, and state motor vehicle retail installment sales acts, retail installment sales acts and other similar laws regulate the origination and collection of consumer receivables and impact the Company's business. The relevant laws, among other things, (A) require the Company to (i) obtain and maintain certain licenses and qualifications, (ii) limit the finance charges, fees and other charges on the Contracts purchased and (iii) provide specified disclosures to consumers; (B) limit the terms of the Contracts; (C) regulate the credit application and evaluation process; (D) regulate certain servicing and collection practices; and
(E) regulate the repossession and sale of collateral. These laws impose specific statutory liabilities upon creditors who fail to comply with their provisions and may give rise to defense to payment of the consumer's obligation. In addition, certain of the laws make the assignee of a consumer installment contract liable for the violations of the assignor.

     The Dealer Agreement contains representations and warranties by the Dealer that, as of the date of assignment, the Dealer has complied with all applicable laws and regulations with respect to each Contract. The Dealer is obligated to indemnify the Company for any breach of any of the representations and warranties and to repurchase any non-conforming Contracts. The Company generally verifies Dealer compliance with usury laws, but does not audit a Dealer's full compliance with applicable laws. There is no assurance the Company will detect all Dealer violations or that individual Dealers will have the financial ability and resources either to repurchase Contracts or indemnify the Company against losses. Accordingly, failure by Dealers to comply with applicable laws, or with their representations and warranties, could have a material adverse effect on the Company.

     The Company believes it is currently in compliance in all material respects with applicable laws, but there can be no assurance that the Company will be able to maintain such compliance. The failure to comply with such laws, or a determination by a court that the Company's interpretation of law was erroneous, could have a material adverse effect upon the Company. Furthermore, the adoption of additional laws, changes in the interpretation and enforcement of current laws or the expansion of the Company's business into jurisdictions that have adopted more stringent regulatory requirements than those in which the Company currently conducts business, could have a material adverse effect upon the Company.

     If a borrower defaults on a Contract, the Company as the servicer of the Contract is entitled to exercise the remedies of a secured party under the Uniform Commercial Code ("UCC"), which typically includes the right to repossession by self-help means unless such means would constitute a breach of peace. The UCC and other state laws regulate repossession and sales of collateral (A) by requiring reasonable notice to the borrower of (i) the date, time and place of any public sale of the collateral, (ii) the date after which any private sale of the collateral may be held and (iii) the borrower's right to redeem the financed vehicle prior to any such sale; and (B) by providing that any such sale must be conducted in a commercially reasonable manner. Financed vehicles repossessed generally are resold by the Company through unaffiliated wholesale automobile networks or auctions which are attended principally by used automobile Dealers.

     Under the UCC and other laws applicable in most states, a creditor is entitled, subject to possible prohibitions or limitations, to obtain a deficiency judgment from a borrower for any deficiency on repossession and resale of the vehicle securing the unpaid balance of the borrower's installment contract. Since a deficiency judgment against a borrower would be a personal judgment for the shortfall, and the defaulting borrower may have very little capital or few sources of income, in many cases it is not prudent to seek a deficiency judgment against a borrower or, if one is obtained, it may be settled at a significant discount.

PROPERTY

     The Company's headquarters are located in San Diego, California, where it leases approximately 25,000 rentable square feet of general office space from unaffiliated lessors. The headquarters leases expire at various times between January 1998 and November 2002. The base monthly rent for all San Diego properties leased by the Company is $34,000. The Company has an option to extend most of the headquarters lease for an additional three years upon terms substantially similar to those of the existing lease.

     The Company also leases from unaffiliated lessors four offices that it uses as regional credit centers, located in Dallas, Texas; Atlanta, Georgia; Miami, Florida; and Newark, Delaware. The office in Dallas consists of approximately 1,836 rentable square feet for which the lease expires March 1, 1998. The base monthly rent is $2,334. The Company has an option to renew the lease for an additional three years, on substantially similar terms. The office in Atlanta consists of approximately 2,100 rentable square feet for which the lease expires January 31, 1998. The monthly rent is $2,363. The office in Miami consists of approximately 1,662 rentable square feet for which the lease expires June 10, 2001. The base monthly rent is $2,250. The office in Newark consists of approximately 3,414 rentable square feet for which the lease expires April 15, 1999. The base monthly rent is $5,050.

EMPLOYEES

     As of September 30, 1996, the Company had 198 full-time employees. The Company believes that its relations with its employees are good. The Company is not a party to any collective bargaining agreement.

LEGAL PROCEEDINGS

     As of the date of this Prospectus, the Company is involved as a defendant in certain litigation and threatened litigation arising in the normal course of business. While the outcome of the pending and threatened litigation cannot be predicted with certainty, the Company's management believes that all pending and threatened claims will be resolved on terms and for amounts that will not have a material effect on the Company's business or consolidated financial condition.

     The Company regularly initiates and intends to continue initiating legal proceedings as a plaintiff in connection with its routine collection activities.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The information set forth below describes the directors and executive officers of the Company as of October 5, 1996.

               NAME                  AGE                          POSITION
-----------------------------------  ----    --------------------------------------------------
Rocco J. Fabiano...................    40    Chairman of the Board, Chief Executive Officer
Gary S. Burdick....................    40    President
Rellen M. Stewart..................    43    Chief Operating Officer, Chief Financial Officer,
                                             Treasurer
John J. Cruz.......................    48    Senior Vice President of Collections
R. Frank Mercer....................    50    Senior Vice President, Chief Credit Officer
Brett L. Beckerman.................    31    Vice President of Information Technology
Jack R. Cohen......................    44    Vice President and General Counsel, Secretary
Anthony N. Fiduk...................    40    Vice President of Sales and Marketing
Ernest M. Garcia...................    48    Vice President of Correspondent Purchases
Shaemus A. Garland.................    31    Vice President and Controller
Michael D. LoPresti................    44    Vice President of National Sales Manager
Tammy S. Ramos.....................    35    Vice President of Funding
Ethan J. Falk......................    42    Director
Jack P. Fitzpatrick................    42    Director
Jeffrey S. Lambert.................    33    Director
Jeffrey E. Susskind................    43    Director

     ROCCO J. FABIANO, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER. Mr. Fabiano is a Founder of ACC and is the Chairman of the Board and Chief Executive Officer, pursuant to an Employment Agreement described below. In August 1995, Mr. Fabiano was acquitted of criminal charges relating to a signing bonus received in 1989 from an unrelated, regulated financial institution. Pending resolution of this matter, from July 1993 to September 1995, Mr. Fabiano was a full-time consultant to ACC. In 1991, Mr. Fabiano co-founded Consumer Portfolio Services, Inc., and acted as a consultant to that company until December 1992, at which time he began work on the formation of ACC. Mr. Fabiano was Chairman of the Board of Far Western Bank from May 1989 to December 1990, at which time Far Western Bank was placed under the control of the Federal Deposit Insurance Corporation. He also has been an Executive Vice President of Imperial Corporation of America, Chief Operating Officer of Ameristar Mortgage Corporation and Senior Consultant for KPMG Peat Marwick. Mr. Fabiano holds a B.S. in Genetics and an M.S. in Protein Chemistry from Colorado State University and an M.B.A. in Finance from Cornell University.

     GARY S. BURDICK, PRESIDENT. Mr. Burdick is a Founder of ACC and has been the President since September 1995, pursuant to an Employment Agreement, described below. Mr. Burdick was Chairman of the Board and Chief Executive Officer of ACC from July 1993 to September 1995. Mr. Burdick worked from January through June of 1993 as an advisor to the Ministry of Privatization for the Czech Republic in Prague as part of a United States State Department Aid to Developing Nations program. From May 1991 to December 1992, Mr. Burdick was an independent consultant and contributed time to Rebuild L.A. Mr. Burdick was a Director of Prudential Securities from 1989 to April 1991. He also has specialized in mortgage finance and asset securitizations as a Vice President of Goldman Sachs and a Vice President of Lehman Brothers. Mr. Burdick holds a B.A. in Economics and a B.S. in Environmental Studies from the University of California at Santa Barbara.

     RELLEN M. STEWART, CHIEF OPERATING OFFICER, CHIEF FINANCIAL OFFICER AND TREASURER. Mr. Stewart is a Founder of ACC and has been the Chief Operating Officer and Chief Financial Officer of ACC since July 1993, pursuant to an Employment Agreement, described below. Mr. Stewart was also President of ACC from July 1993 to September 1995. From 1988 to July 1993, Mr. Stewart was an Executive Vice President of EurekaBank. From 1977 to 1988, Mr. Stewart was employed by KPMG Peat Marwick becoming a Partner in

1984 and later becoming the firm's National Practice Director for consulting to the mortgage industry. He also has been a Financial Analyst for Wells Fargo Bank. Mr. Stewart holds a B.S. in Business Administration and an M.B.A. in Finance from the University of California at Berkeley.

     JOHN J. CRUZ, SENIOR VICE PRESIDENT OF COLLECTIONS. Mr. Cruz joined ACC in July 1993 as Vice President of Collections. In October 1996, Mr. Cruz became a Senior Vice President. From July 1991 to July 1993, Mr. Cruz was Collections Manager for Consumer Portfolio Services, Inc. Mr. Cruz was Vice President and Collections Manager of Far Western Bank from 1987 to April 1991. He also has held the position of General Manager of Pacific Coast Collections.

     R. FRANK MERCER, SENIOR VICE PRESIDENT, CHIEF CREDIT OFFICER. Mr. Mercer joined ACC in July 1993 as Vice President of Credit Administration. He was promoted to Senior Vice President in May 1994 and was made Chief Credit Officer in September 1995. Mr. Mercer worked as an independent banking consultant and mortgage broker from December 1992 to July 1993. From 1990 to November 1992, Mr. Mercer was a Vice President of Financial Services of Olympian Bancorp. He also has held positions as Vice President of Consumer Loan Operations of Imperial Savings Association, Vice President of Landmark Thrift and Loan, Principal of RFM Financial Services and District Manager for Mellon Financial Services.

     BRETT L. BECKERMAN, VICE PRESIDENT OF INFORMATION TECHNOLOGY. Mr. Beckerman has been Vice President of Information Technology since August 1993. From 1989 to August 1993, Mr. Beckerman was Data Processing Supervisor for LSI Financial Group. He also has been an Operations Manager of Vision, Inc., and a Senior Computer Operator for Quintec Insulectro. Mr. Beckerman holds a B.S. in Management Information Systems from California State University at Long Beach.

     JACK R. COHEN, VICE PRESIDENT AND GENERAL COUNSEL AND SECRETARY. Mr. Cohen joined ACC as Vice President and Corporate Counsel in August 1995. He became Secretary of the Company in September 1995 and General Counsel in August 1996. Mr. Cohen was in private practice from November 1994 to July 1995. Mr. Cohen was Executive Vice President and General Counsel of Coast to Coast Marketing, Inc., from February 1992 to October 1994. From May 1991 to January 1992, Mr. Cohen was Vice President and Attorney for Republic Factors Corp. He also has been Vice President and Senior Counsel of Imperial Savings Association, Associate Attorney for Jennings, Engstrand and Henrikson and Law Clerk for the U.S. Bankruptcy Court. Mr. Cohen holds a B.A. in Psychology from Clark University and a J.D. from University of San Diego School of Law.

     ANTHONY N. FIDUK, VICE PRESIDENT OF SALES AND MARKETING. Mr. Fiduk has been ACC's Vice President of Sales and Marketing since December 1993. From November 1992 to November 1993, Mr. Fiduk was Finance Manager for Huntington Beach Dodge, Inc. and from July 1992 to October 1992 was Regional Marketing Director for Bedford Financial Corp. Mr. Fiduk was a Loan Officer with Interstate Diversified Financial from September 1990 to June 1992. He also has held positions as Assistant Vice President of Loan Originations for Far Western Bank, Credit Underwriter for Lloyd Anderson Companies and Branch Manager for Transamerica Financial Services, Inc. Mr. Fiduk holds a B.A. in Economics from University of California at San Diego.

     ERNEST M. GARCIA, VICE PRESIDENT OF CORRESPONDENT PURCHASES. Mr. Garcia has been with ACC since November 1993 and became Vice President of Correspondent Purchases in February 1996. From May 1994 to February 1996, he had been the Company's Vice President of Credit Administration. Mr. Garcia was an Assistant Vice President for First Fidelity Thrift and Loan from 1989 to September 1993. He also has held positions as Assistant Vice President for American Thrift and Loan, Branch Manager for California Thrift and Loan and Branch Manager for Household Finance.

     SHAEMUS A. GARLAND, VICE PRESIDENT AND CONTROLLER. Mr. Garland has been the Controller of ACC since September 1995. In October 1996, Mr. Garland became a Vice President. From November 1993 to September 1995, Mr. Garland was the Company's Accounting Manager. Previously, Mr. Garland spent four years with the United States Marine Corps. He holds a B.S. in Accounting from San Diego State University.

     MICHAEL D. LOPRESTI, VICE PRESIDENT OF NATIONAL SALES MANAGER. Mr. LoPresti has been Vice President and National Sales Manager of ACC since August 1993. From January 1992 to July 1993,

Mr. LoPresti was Regional Vice President for Consumer Portfolio Services, Inc. Mr. LoPresti was New Car Manager for Long Beach Toyota from 1990 to January 1992. He also has held positions as Vice President of Loan Originations of Far Western Bank, General Sales Manager for Auto Circus, Inc. and Finance Manager for Maurice J. Sopp and Son Chevrolet.

     TAMMY S. RAMOS, VICE PRESIDENT OF FUNDING. Ms. Ramos has been with ACC since February 1994 and became Vice President of Funding in March 1996. From February 1994 to March 1996, she had been the Company's Manager of Funding. From 1987 until joining the Company in February 1994, Ms. Ramos had been an Operations Manager for First Fidelity Thrift and Loan. She also held the position of Operations Manager for the City of Margatte, Florida.

     ETHAN J. FALK, DIRECTOR. Mr. Falk has been a Director since February 1995. Mr. Falk has been a shareholder in the law firm of Falk & Sharp, Professional Corporation, since 1990. Prior to founding Falk & Sharp, Mr. Falk was a partner in the law firm of Lillick & McHose. Mr. Falk holds a B.A. in Mathematics from the State University of New York at Binghamton and a J.D. from the University of Michigan Law School.

     JACK P. FITZPATRICK, DIRECTOR. Mr. Fitzpatrick has been a Director since February 1995. Mr. Fitzpatrick is the Chief Financial Officer of Multichannel Communications Sciences, Inc. and has held this position since July 1995. From July 1993 to May 1995, Mr. Fitzpatrick was the Chief Financial Officer of Diatek/Arkive Information Systems. From 1989 to July 1993, Mr. Fitzpatrick was the Chief Financial Officer and, later, Vice President of Sales for Pacific Data Products. He also has held positions as Chief Financial Officer of Syntro, Manager of Strategic Planning for Xerox and Senior Consultant for KPMG Peat Marwick. Mr. Fitzpatrick holds a B.A. in Applied Mathematics, an M.S. in Computer Science and an M.B.A. from Harvard University.

     JEFFREY S. LAMBERT, DIRECTOR. Mr. Lambert has been a Director since July 1993. Mr. Lambert is the Chief Financial Officer and a Director of the general partner of Strome Susskind Investment Management, L.P., and Strome Susskind Securities, L.P., a member firm of the National Association of Securities Dealers, and has held both positions since November 1993. Mr. Lambert is also the Chief Financial Officer and a Director of Strome Susskind & Co. and has held this position since July 1992. From 1987 to July 1992, Mr. Lambert was the Chief Financial Officer of Kayne Anderson & Co. He also has held the position of Senior Accountant for Oppenheim, Appell & Dixon. Mr. Lambert holds a B.S. in Accounting from California State University Northridge.

     JEFFREY E. SUSSKIND, DIRECTOR. Mr. Susskind has been a Director since July 1993. Mr. Susskind is a Vice President and Director of the general partner of Strome Susskind Investment Management, L.P., and Strome Susskind Securities, L.P., and has held both positions since November 1993. Mr. Susskind is also a Vice President and Director of Strome Susskind & Co. and has held this position since February 1992. From 1987 to July 1992, Mr. Susskind was an Analyst with Kayne Anderson & Co. He also has held the position of Analyst with Goldman Sachs and with Donaldson, Lufkin & Jenrette. Mr. Susskind holds a B.S. in Economics from the University of Pennsylvania and a J.D. from the University of Michigan Law School.

ELECTION OF DIRECTORS

     All directors hold office until their respective terms expire and the election and qualification of their successors (except in cases of death, removal or resignation). Officers are elected at each annual meeting of the Board of Directors and serve at its discretion.

COMMITTEES OF THE BOARD OF DIRECTORS

     In September 1995, the Board of Directors of the Company established a Compensation Committee and Audit Committee. The Compensation Committee is responsible for determining executive compensation policies and administering the Company's compensation plans, stock options and other stock option plans. The current members of the Compensation Committee are Messrs. Fitzpatrick, Lambert and Susskind. The Audit Committee is responsible for recommending independent auditors, reviewing the audit plan, the adequacy of internal controls, the audit report and management letter and undertaking such other related functions as the

Board of Directors may authorize. The current members of the Audit Committee are Messrs. Falk, Fitzpatrick and Lambert.

EXECUTIVE COMPENSATION

     The following table shows, for the most recent fiscal year, the cash compensation paid by the Company as well as all other compensation paid or accrued for those years to its Chief Executive Officer and the four most highly compensated executive officers (other than the Chief Executive Officer) (the "Named Executives") as of December 31, 1995.

                           SUMMARY COMPENSATION TABLE

                                                                      ANNUAL               LONG TERM
                                                                  COMPENSATION(1)        COMPENSATION
                                               YEAR ENDED      ---------------------         STOCK
                                              DECEMBER 31       SALARY       BONUS       OPTION SHARES
                                              ------------     --------     --------     -------------
Rocco J. Fabiano............................      1995         $217,233     $180,000         30,000
  Chairman of the Board and Chief Executive
  Officer(2)
Gary S. Burdick.............................      1995          183,900      180,000         30,000
  President(2)
Rellen M. Stewart...........................      1995          183,900      180,000         30,000
  Chief Operating Officer, Chief Financial
  Officer and Treasurer(2)
R. Frank Mercer.............................      1995          101,500       18,000         35,000
  Senior Vice President and Chief Credit
  Officer
Michael D. LoPresti.........................      1995           85,800       20,000         28,000
  National Sales Manager

---------------
(1) The compensation described in this table does not include medical insurance, retirement benefits and other benefits received by the foregoing executive officers that are available generally to all employees of the Company; and it does not include certain perquisites and other personal benefits received by the foregoing executive officers of the Company, the value of which did not exceed the lesser of $50,000 or 10% of the executive officer's cash compensation in the table.

(2) See "Management -- Directors and Executive Officers" for the positions held, and the periods for which they were held, by Mr. Fabiano, Mr. Burdick and Mr. Stewart during the fiscal year ended December 31, 1995.

STOCK OPTION GRANTS TABLE

     The following table shows certain information concerning stock options granted during fiscal year 1995 to the Company's Named Executives.

                      FISCAL YEAR 1995 STOCK OPTION GRANTS

                                           % OF TOTAL                                 POTENTIAL REALIZABLE
                                            OPTIONS                                         VALUE(2)
                               OPTIONS     GRANTED TO     EXERCISE     EXPIRATION     ---------------------
            NAME               GRANTED     EMPLOYEES      PRICE(1)        DATE          @5%          @10%
-----------------------------  -------     ----------     --------     ----------     --------     --------
Rocco J. Fabiano.............   30,000        8.28%        $ 7.25         2005        $120,000     $295,500
Gary S. Burdick..............   30,000        8.28%        $ 7.25         2005        $120,000     $295,500
Rellen M. Stewart............   30,000        8.28%        $ 7.25         2005        $120,000     $295,500
R. Frank Mercer..............   35,000        9.66%        $ 7.25         2005        $140,000     $344,750
Michael D. LoPresti..........   28,000        7.73%        $ 7.25         2005        $112,000     $275,800

---------------
(1) The exercise price may be paid in cash or, at the discretion of the Compensation Committee, by tendering shares of ACC Common Stock, or the delivery of an irrevocable direction to a securities broker to sell shares and deliver the sales proceeds to the Company in payment of all or part of the exercise price, instead of cash.

(2) The potential realizable value is calculated pursuant to SEC regulations by assuming the indicated annual rates of stock price appreciation for the option term from May 1996 when the exercise price of the option was determined. Actual realized value will depend on the actual annual rate of stock price appreciation for the option term.

AGGREGATED STOCK OPTION EXERCISES AND FISCAL YEAR-END STOCK OPTION VALUE TABLE

     The following table sets forth certain information regarding the number and value of specified unexercised options held by the Company's Named Executives as of December 31, 1995:

                                         NUMBER OF UNEXERCISED OPTIONS         VALUE OF UNEXERCISED
                                                                               IN-THE-MONEY OPTIONS
                                         -----------------------------     -----------------------------
                                         EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE(1)
                                         -----------     -------------     -----------     -------------
    Rocco J. Fabiano...................      --              30,000            --             $48,750
    Gary S. Burdick....................      --              30,000            --              48,750
    Rellen M. Stewart..................      --              30,000            --              48,750
    R. Frank Mercer....................      --              35,000            --              56,875
    Michael D. LoPresti................      --              28,000            --              45,500

---------------
(1) The value of the Unexercisable In-The-Money Options is based upon the closing price of ACC's Common Stock on the Nasdaq National Market on October 18, 1996. Each of the Options has an exercise price of $7.25 per share.

FABIANO, BURDICK AND STEWART EMPLOYMENT AGREEMENTS

     Messrs. Fabiano, Burdick and Stewart are employed under separate employment agreements, each of which expires on December 31, 1998. If the Company terminates any employment agreement without cause or if Mr. Fabiano, Mr. Burdick or Mr. Stewart terminates his employment for "good reason" (defined in the agreement as termination following either an uncured breach by the Company, a reduction in duties, a reduction in compensation or an involuntary relocation), then the terminated employee is entitled to severance pay in an amount equal to the greater of the remaining base salary that would have been payable through the end of the term of the employment agreement or one-year's base salary, plus a prorated portion of the bonus he would have otherwise received for the year in which such termination occurred. Each of them is paid a base annual salary of $195,000, and each of them is entitled to an annual bonus of 50% to 100% of his base salary, based on a straight line sliding scale, if the Company achieves Return on Average Equity ("ROAE") between 15% and 35%. ROAE is calculated at the end of each calendar year as the sum of the ending book value of the Company for each of preceding five quarters divided by five. Each of them is also entitled to insurance benefits, an automobile allowance of $9,000 per year and participation in employee benefit plans adopted by the Company for senior executives.

FOUNDERS' STOCK

     In connection with the founding of the Company, Messrs. Fabiano, Burdick and Stewart purchased for the then current aggregate fair market value of $22,000, $22,000 and $16,000, respectively, 506,000, 506,000 and 368,000 shares, respectively, of the Common Stock of the Company.

1995 STOCK OPTION PLAN

     The Company's 1995 stock option plan ("Employee Plan") covers 450,000 shares of Common Stock. The Employee Plan permits the grant of incentive stock options or non-qualified options to any employees of the Company. Incentive stock options may not have an exercise price of less than the fair market value of the Common Stock on the date of grant, except options granted to holders of more than 10% of the Company's Common Stock may not have an exercise price of less than 110% of the fair market value of the Common

Stock on the date of the grant. The Compensation Committee of the Board of Directors administers the Employee Plan and determines the employees who may participate, the amount and timing of each option grant and the vesting schedule for options. Under the Employee Plan, all options must vest at a rate of at least 25% per year and may not have a term in excess of 10 years. At September 30, 1996, an aggregate 434,338 shares of Common Stock were subject to outstanding options. The options will vest over four years at a rate of 25% per year and expire 10 years from the date of grant.

401(K) PLAN

     Effective February 1, 1994, the Company established a tax-deferred savings plan (the "401(k) Plan") that is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. All full-time employees of the Company who have attained age 21 and have completed three months of service to the Company are eligible to participate in the 401(k) Plan. A participant may elect to contribute a percentage of his or her compensation to the 401(k) Plan on a pretax basis, subject to statutory limitations. The Company may, in its sole discretion, make matching contributions. Each participant's individual account is invested in selected investment alternatives as directed by the trustees of the 401(k) Plan. The current trustees of the 401(k) Plan are Messrs. Fabiano, Burdick and Stewart. A participant's 401(k) contributions are fully vested and non-forfeitable at all times. Matching contributions made by the Company are subject to divestment provisions until a participant has been employed by the Company for three years. With certain exceptions, participants in the 401(k) Plan shall receive benefits in the form of an immediate annuity for the life of the participant, with a survivor annuity for the life of the participant's spouse. Under the same matching program available to all employees, the Company has contributed $1,000 per year to the individual accounts of each of the Founders.

DIRECTOR COMPENSATION

     At present, each director who is not employed by ACC or its affiliates is paid an annual retainer of $7,000 plus $1,500 for each Board of Directors meeting attended by the director and $500 for each committee meeting held on a day and at a location other than the day and location of a regularly scheduled Board meeting. ACC reimburses reasonable out-of-pocket expenses for all directors to attend meetings.

DIRECTOR STOCK OPTION PLAN

     The Company's separate stock option plan for its non-employee Directors (the "Director Plan") covers 100,000 shares of Common Stock. The Director Plan provides for the award of non-qualified options, which expire five years from the date of grant, covering 20,000 shares of Common Stock to each non-employee director on the date of the plan's adoption and to any future elected or appointed non-employee director. Each of the options granted to the four current nonemployee directors is at an exercise price of $7.25 per share. One-fourth of the option shares are exercisable and the balance vest over three years from the date of grant at a rate of one-third per year. Any future option grant will be at an exercise price equal to the fair market value of the Common Stock on the date of the grant. At September 30, 1996, 80,000 shares of Common Stock were subject to outstanding options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The current members of the Compensation Committee are Messrs. Fitzpatrick, Lambert and Susskind. Mr. Susskind is a Vice President and a Director of the corporate general partner of SSIM and Mr. Lambert is the Chief Financial Officer and a Director of the corporate general partner of SSIM. SSIM is the general partner of Strome Partners, L.P. and the investment advisor of Strome Offshore Limited.

     The Company has entered into certain transactions with Strome Partners, L.P. and Strome Offshore Limited, its two major shareholders, and other shareholders of the Company. The Company believes that each such transaction has been on terms no less favorable to the Company than could have been obtained in a transaction with an independent third party. Each of the transactions was reviewed and approved by the Board of Directors of the Company.

     BRIDGE FINANCING FACILITY. Pursuant to a Credit Facility Agreement dated as of June 24, 1994, between the Company and Strome Partners, L.P., the Company borrowed $2.5 million to fund securitization expenses, at annual rates of 12% for the first six months and 25% thereafter. The debt was repaid and the facility was retired on September 15, 1995, using proceeds of the NIM Facility.

     CONSULTING ARRANGEMENT. SSIM provided the Company with consulting services in connection with its initial public offering and its retention of managing underwriters and was paid $150,000 for its services.

     STOCK SALE. In January 1996, the Company established and designated Series C Preferred Stock and sold 3,057 shares, 3,058 shares and 1,798 shares of Series C Preferred Stock to Strome Offshore Limited, Strome Partners, L.P., and Cargill, respectively. The purchase price for such shares was their then current aggregate fair market value of $1,000,995. The proceeds were used to fund the Company's operations during the first quarter of fiscal year 1996.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation (the "Certificate") eliminates the personal liability of directors for monetary damages for breach of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law. The Company's Certificate and Bylaws also provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. The Company has entered into indemnification agreements with each of its directors and certain of its officers providing for such indemnification and advancement of expenses. The Company also maintains directors' and officers' liability insurance providing total coverage of $10 million.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH CARGILL

     The Company has entered into financing and related transactions with Cargill, one of the principal stockholders of the Company. Cargill has the right, upon request, to receive board materials and have access to the same books and records to which a director has access under Delaware law. The Company believes that each transaction with Cargill has been on terms no less favorable to the Company than could have been obtained in a transaction with an independent third party. Each of the transactions was reviewed and approved by the Board of Directors of the Company.

     REPURCHASE FACILITY. On July 15, 1993, Cargill and the Company entered into the Repurchase Facility, which expires on July 15, 1998. In consideration of the Repurchase Facility, ACC granted Cargill a warrant to acquire 35,294 shares of Series A Preferred Stock at an exercise price between $33.17 and $63.17 based upon the consolidated book value per share of ACC's Common Stock. ACC valued the warrant at $128,000 on the date of grant. Cargill exercised the warrant on September 29, 1995, at an exercise price of $33.17 per share and a total exercise price of $1,170,702. On June 24, 1994, Cargill purchased 39,008 shares of Common Stock of the Company for an aggregate of $5,936, its then current fair market value. See "Business -- Financing" and see "Principal Stockholders."


     Under the Repurchase Facility, the Company is obligated to maintain certain servicing standards and may not alter the underwriting standards for Contracts financed under the Repurchase Facility without prior approval from Cargill. The Company is obligated to pay Cargill a repurchase fee in connection with each asset securitization or bulk sale of Contracts financed under the Repurchase Facility. The repurchase fee is calculated as a percentage of the Contracts sold through a securitization, with the percentage based upon the cumulative amount of Contract sales. Until cumulative sales equal or exceed $250 million, the Company will pay a 2% repurchase fee. The repurchase fee is 1.5% for cumulative sales between $250 million and $400 million, 1% for cumulative sales between $400 million and $500 million, and 0.5% for cumulative sales in excess of $500 million. As of September 30, 1996, the Company's total sales through asset-backed securities equal $232 million. See "Business -- Financing."

     EQUIPMENT LEASING FACILITY. On September 23, 1994, the Company entered into a master equipment finance lease ("Equipment Lease") with Cargill Leasing Corporation ("Cargill Leasing"). Cargill Leasing is a wholly-owned subsidiary of Cargill, Incorporated, and an affiliate of Cargill. Under the Equipment Lease, Cargill Leasing finances from time to time the Company's acquisition of MIS equipment, including the AS400, and office equipment, subject to the parties' prior agreement and execution of a schedule relating to the transaction. The Equipment Lease is collateralized by the financed equipment. As of the date of this Prospectus, the Company has entered into seven transactions financing equipment with an aggregate original cost of $731,000. The Company currently pays approximately $23,000 per month to Cargill Leasing. Each transaction has a three-year term and the last transaction currently expires in November 1998.

     NIM FACILITY. As of September 1, 1995, Cargill, OFL-A and Norwest Bank Minnesota, N.A., as paying agent, entered into the NIM Facility Agreement as described in "Business -- Financing." Cargill has the option to terminate the NIM Facility if an event of default occurs under the NIM Facility or a termination event occurs under the Repurchase Facility. Under the NIM Facility Agreement, the following events, among others, constitute events of default: (i) a material adverse change in the financial condition of OFL-A, ACC or Receivables, (ii) failure of ACC, OFL-A or Receivables to maintain a consolidated stockholders' equity of at least $2,000,000, $50,000, and $50,000, respectively, if the condition is not remedied within ten days; (iii) a change in control of ACC, OFL-A or Receivables; (iv) either (A) any two of Rocco Fabiano, Gary Burdick or Rellen Stewart are no longer employed by ACC, unless the successors are acceptable to Cargill, or (B) Rocco Fabiano, Gary Burdick and Rellen Stewart collectively own less than ten percent of ACC's Common Stock, on a fully diluted basis; (v) except in certain circumstances, Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Group ("S&P") shall have downgraded any asset-backed security of the Company other than as result of the downgrading of FSA or other related surety company; (vi) in connection with any structured finance transaction (including any subsequent asset-backed security), the initial credit enhancement levels required to achieve an overall "BBB" rating from either Moody's or S&P is equal to or greater than nine percent of the aggregate unpaid principal balance of the Contracts so financed; (vii) Cargill, as sponsor, shall be obligated to make any payments in respect of any asset securitization or any other eligible transaction due to a default by the Company; (viii) the occurrence of more than three collateral events with respect to Contracts financed under the Repurchase Facility or in pool of Contracts securing any Subordinated Certificates or excess servicing revenues pledged as collateral to Cargill under the NIM Facility; (ix) except in certain circumstances, the occurrence of valuation adjustments of an aggregate, cumulative, amount of 20% or more of the Subordinated Certificates and ESRs securing the NIM Facility; or (x) an interest rate (equal to LIBOR plus seven percent) that is equal to or greater than 18% for 30 or more consecutive days. A collateral event means with respect to the Contracts securing the Repurchase Facility or with respect to any pool of Contracts in an asset-backed security, the occurrence of any of the following events during any monthly period: (i) a trailing three-month annualized net charge-off rate equal to or greater than ten percent; (ii) a trailing six-month annualized net charge-off rate equal to or greater than nine percent, (iii) a trailing three-month delinquency rate equal to or greater than nine percent; (iv) a trailing six-month delinquency rate equal to or greater than eight percent; (v) a trailing three-month annualized repossession rate equal to or greater than 15%; or (vi) a trailing six-month annualized repossession rate equal to or greater than 14%. See
"Business -- Financing."

     SPONSORSHIP OF ASSET-BACKED SECURITIES. Cargill serves as a sponsor of each of the asset securitization transactions that the Company has completed to date. As sponsor, Cargill is obligated, pursuant to the Pooling and Servicing Agreement for the transaction, to repurchase Contracts from the trust under certain circumstances if (i) any of the representations and warranties made by Receivables with respect to the Contracts or (ii) so long as ACC is the servicer of the pools, if certain covenants made therein by ACC; are breached in a manner that materially and adversely affects the interests of the trust, the certificate holders and FSA, and if Receivables or ACC has not cured the breach or repurchased the Contracts. ACC is obligated to indemnify Cargill against any third party claim arising out of the events or facts giving rise to a breach of the representations, warranties or covenants of Receivables or ACC. Cargill serves as sponsor in consideration of the repurchase fee payable under the Repurchase Facility.

     HEDGING PROGRAM. Under the Repurchase Facility, the Company is obligated to maintain a hedging program under certain circumstances. Cargill acts as the counterparty for the Company's hedging positions. In exchange for this service, the Company pays Cargill nominal administrative fees and reimburses Cargill for its direct costs of executing the hedging transaction. These administrative fees and direct cost reimbursements have totaled approximately $9,093 since the inception of the hedging program. The Company believes that it could directly acquire hedging positions through U.S. government securities dealers, although such dealers might require more collateral from ACC than does Cargill.

     STOCK SALE. Cargill purchased 1,798 shares of Series C Preferred Stock in January 1996 at its fair market value. See "Compensation Committee Interlocks and Insider Participation."

AGREEMENTS WITH STROME PARTNERS, STROME OFFSHORE LIMITED AND OTHERS

     The Company has entered into certain transactions with Strome Partners, L.P. and Strome Offshore Limited, its two major shareholders, and other shareholders of the Company. See "Compensation Committee Interlocks and Insider Participation."

                             PRINCIPAL STOCKHOLDERS

COMMON STOCK

     The following table sets forth the number and percentage of shares of Common Stock owned beneficially as of September 1, 1996: (i) by each person known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Company's directors and (iii) all directors and executive officers of the Company as a group. Except as noted below, and subject to applicable community property and similar laws, each shareholder has sole voting and investment power with respect to the shares shown.

                                                                       AMOUNT AND
                                                                       NATURE OF
                                                                       BENEFICIAL        PERCENT
                      NAME OF BENEFICIAL OWNER                        OWNERSHIP(1)     OF CLASS(2)
--------------------------------------------------------------------  ------------     -----------
Strome Offshore Limited(3)..........................................    1,637,255          19.5%
Strome Partners, L.P.(3)............................................    1,613,933          19.2%
Cargill Financial Services Corporation(4)...........................      957,950          11.4%
Rocco J. Fabiano(5).................................................      663,504           7.9%
Gary S. Burdick(6)..................................................      631,220           7.5%
Rellen M. Stewart(6)................................................      465,116           5.5%
Ethan J. Falk(7)....................................................       10,000             *
Jack P. Fitzpatrick(8)..............................................       67,615             *
Jeffrey S. Lambert(9)...............................................       10,000             *
Jeffrey E. Susskind(9)..............................................       10,000             *
Directors/Officers as a group.......................................    1,882,278          22.4%

---------------
 *  Less than 1%.

(1) Includes the ownership of the named individual or member of a group of shares of Common Stock obtainable within 60 days upon the exercise of options.

(2) Each beneficial owner's percentage ownership is determined assuming that shares that may be acquired by such person or group within 60 days following September 1, 1996, have been acquired but that shares acquirable by other beneficial owners within the same 60 days have not been acquired.

(3) The address of Strome Partners, L.P., is 100 Wilshire Boulevard, 15th Floor, Santa Monica, California 90401. The address of Strome Offshore Limited is c/o Meespierson (Cayman) Ltd., British Amer Centre, POB 2003, Dr. Roy's Drive Georgetown, Grand Cayman, Cayman Islands. SSIM is the beneficial owner of such shares. The address of SSIM is 100 Wilshire Boulevard, 15th Floor, Santa Monica, California 90401.

(4) The stockholder's address is 6000 Clearwater Drive, Minnetonka, Minnesota 55343-9497.

(5) The stockholder's address is the same address as the Company's address. The shares in the table include 57,615 shares held in the name of the Fabiano Irrevocable Trust. Mr. Fabiano disclaims beneficial ownership of such shares. The balance of the shares in the table are held in the name of the Fabiano Revocable Trust of March 28, 1991, of which Mr. Fabiano and his wife, Joan Fabiano, are trustees.

(6) The stockholder's address is the same address as the Company's address.

(7) The director holds vested options to purchase 10,000 shares of Common Stock. The director's address is 660 South Figueroa Street, Suite 1600, Los Angeles, California 90017-3474.

(8) The number of shares in the table includes 57,615 shares held in the name of the Fabiano Irrevocable Trust for which Mr. Fitzpatrick serves as trustee. Also, the director holds vested options to purchase 10,000 shares of Common Stock. The director's address is 9775 Town Center Drive, Suite 110, San Diego, California, 92121.

(9) The director holds vested options to purchase 10,000 shares of Common Stock. The director's address is 100 Wilshire Boulevard, 15th Floor, Santa Monica, California 90401.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Notes are to be issued under the Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following statements, unless the context otherwise requires, are summaries of the substance or general effect of certain provisions of the Indenture and are qualified in their entirety by reference to the Indenture. Unless otherwise defined herein, capitalized terms used in this Prospectus have the same meaning as defined in the Indenture.


     The Notes will be limited in aggregate principal amount to $23,000,000 (including Notes issuable upon exercise of the over-allotment option) and will be issued as fully-registered Notes only in integral multiples of $1,000. The Notes will bear interest at the rate of 10.25% per annum from and after the date of delivery, and payments of interest will be made monthly in arrears beginning January 1, 1997, to Noteholders of record as of the close of business on the 15th day of the preceding month. At the option of the Company, interest may be paid by Company checks mailed to registered Noteholders.


     The Notes will mature on December 1, 2003, and payments of the principal on the Notes will be made at the Main Office of the Trustee in Minneapolis, Minnesota. The Notes are also exchangeable and transferable at such office, without charge therefor, except for any tax or other governmental charge connected therewith. The Notes are subordinated unsecured general obligations of ACC.

NOTEHOLDERS' RIGHTS TO REDEMPTION UPON DEATH OF A HOLDER

     In the event of the death of a Noteholder (including tenants by the entirety, joint tenants and tenants in common) or beneficial owner, upon the request of the personal representative or surviving tenant of any such deceased Noteholder or beneficial owner, the Company shall redeem the Notes subject to certain limitations. Any such redemption shall be at a price of 100% of the principal amount plus accrued interest to the date of redemption. Any redemption will take place within 60 days of the Trustee's receipt of a redemption request, unless the redemption exceeds the annual aggregate and per Noteholder limitations.

     The Company is not obligated to redeem more than $25,000 of the Notes tendered by the personal representative or surviving joint tenant or tenant in common of a deceased Noteholder or beneficial owner in any Redemption Period (as defined below) ("Per Holder Redemption Limitation"), except that in the case of Notes registered in the name of banks, trust companies or broker-dealers who are members of a national securities exchange of the National Association of Securities Dealers, Inc. ("Qualified Institutions"), the Per Holder Redemption Limitation applies to each beneficial owner of Notes held by any Qualified Institution. Further, the Company is not obligated to redeem more than an aggregate of $300,000 of the Notes ("Aggregate Redemption Limitation") tendered for all deceased Noteholders within the period commencing on the original issuance date of the Notes and ending November 30, 1997, and thereafter in any subsequent 12-month period commencing December 1 and ending November 30 each year ("Redemption Period").

     A Note held in tenancy by the entirety, joint tenancy or tenancy in common will be deemed to be held by a single holder, and the death of a tenant by the entirety, joint tenant or tenant in common will be deemed the death of the Noteholder. The death of a person who, during his lifetime, was entitled to substantially all of the beneficial ownership interest of a Note, will be deemed the death of a holder, regardless of the registered Noteholder, if such beneficial interest can be established to the satisfaction of the Trustee. Such beneficial interest will be deemed to exist in typical cases of street name or nominee ownership, ownership by a custodian for the benefit of a minor under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife (including individual retirement accounts of Keogh plans maintained solely by or for the decedent, or by or for the decedent and spouse) and trusts and certain other arrangements whereby a person has substantially all of the beneficial ownership interests in the Notes during his/her lifetime. Beneficial interests shall include the power to sell, transfer or other dispose of a Note and the right to receive the proceeds therefrom, as well as interest and principal payable with respect thereto.

     Except in the case of Qualified Institutions and the personal representative or surviving tenant of a deceased Noteholder, no particular form of request for redemption or authority to request payment is necessary. However, in order for Notes to be validly tendered for redemption, the Trustee must have received: (1) a written request for redemption, (2) the Notes to be redeemed and
(3) in the case of a surviving tenant or personal representative of a deceased Noteholder or beneficial owner, appropriate evidence of death and such other additional documents as the Trustee shall require, including, but not limited to, inheritance or estate tax waivers and evidence of authority of the personal representative. Any Notes tendered or any request for redemption may be withdrawn by written request received by the Trustee prior to the issuance of a check in payment thereof. Requests for redemption covering Notes not paid will remain in effect unless withdrawn. A Noteholder who has tendered a Note for redemption shall continue to receive all monthly interest payments prior to the date of redemption.

     Notes tendered by the personal representative or surviving tenant of a deceased Noteholder or beneficial owner shall be redeemed first in order of the Trustee's receipt of a written request for redemption. Notes tendered following a deceased Noteholder's death that are not redeemed during a Redemption Period due to the limitations, will be held for redemption in order of receipt, subject to the Per Holder Redemption Limitation and the Aggregate Redemption Limitation, within 60 days following the commencement of the next succeeding Redemption Period until paid, unless sooner withdrawn.

     The Company's obligation to redeem Notes properly tendered for redemption is not cumulative. Although the Company is obligated to redeem in any Redemption Period up to $300,000 of the Notes issued under the Indenture, it is not required to establish a sinking fund or otherwise set aside funds for that purpose, and the Company has no present intention of setting aside funds for redemption of Notes prior to maturity. The Company intends to redeem Notes tendered out of its internally-generated funds or, if necessary, short-term or other long-term borrowing. The obligation to redeem the Notes, however, is an unsecured obligation of the Company.

     Nothing in the Indenture prohibits the Company from purchasing any Notes on the open market. However, the Company may not use any Notes purchased on the open market as a credit against amounts the Company is otherwise obligated under the Indenture to purchase.

NOTEHOLDER'S RIGHTS TO REDEMPTION AFTER FUNDAMENTAL STRUCTURAL CHANGE OR FUNDAMENTAL CHANGE OF BUSINESS

     In the event of any Fundamental Structural Change or Fundamental Change of Business (as those terms are defined herein below), each Noteholder will have the right, at the Noteholder's option and subject to the terms and conditions of the Indenture, to require the Company to purchase for cash all or any part (provided the principal amount of such part is $1,000 or an integral multiple thereof) of the holder's Notes on the date that is 80 days after the occurrence of the a Fundamental Structural Change (the "Repurchase Date") at a price equal to 100% of the principal amount thereof plus accrued interest to the Repurchase Date, unless on or before the date that is 45 days after the occurrence of a Fundamental Structural Change, the Notes have received a rating of Baa3 or better by Moody's Investors Service, Inc., or BBB or better by either Standard & Poor's Corporation or Duff & Phelps Credit Rating Co. Neither the Board of Directors of the Company nor the Trustee has the ability to waive the Company's obligation to redeem a holder's Notes upon request in the event of a Fundamental Structural Change or Fundamental Change of Business. Exercise of this redemption option by a Noteholder is irrevocable.

     If within 45 days after a Fundamental Structural Change or Fundamental Change of Business the Notes have not received a rating as described in the immediately preceding paragraph, the Company is obligated to provide promptly, but in any event within three business days after expiration of such 45-day period, notice to the Trustee, who shall promptly (and in all events within five days after receipt of notice from the Company) notify all Noteholders, of a Fundamental Structural Change, which notice shall state, among other things (i) the availability of the redemption option, (ii) the date before which a Noteholder must notify the Trustee of such Noteholder's intention to exercise the redemption option (which date shall be no more than three business days prior to the Repurchase Date) and (iii) the procedure such Noteholder must follow to exercise such right. To exercise this right, the Noteholder must deliver to the Trustee on or before the close of business on the Repurchase Date, written notice of such Noteholder's redemption election and the Notes to be redeemed free of liens or encumbrances. If a Noteholder fails to tender Notes for repurchase by the Repurchase Date, the redemption option shall lapse.

     Under the Indenture, a "Fundamental Structural Change" in ACC is deemed to have occurred at such time as (i) ACC shall convey, transfer or lease all or substantially all of its assets to any person other than a direct or indirect subsidiary of ACC and other than as part of a Contract securitization or sale entered into in the ordinary course of business, (ii) ACC is party to any merger or consolidation whereby, following the transaction, the stockholders of ACC immediately prior to the transaction do not control a majority of the Common Stock of ACC or the surviving entity following the transaction, (iii) any person or group of persons acting in concert shall purchase or otherwise acquire in one or more transactions beneficial ownership of 50% or more of the Common Stock of ACC outstanding on the date immediately prior to the last purchase or other acquisition, (iv) ACC or any subsidiary shall purchase or otherwise acquire in one or more transactions during the 12-month period preceding the date of the last such purchase or other acquisition an aggregate of 25% or more of the Common Stock of ACC outstanding on the date immediately prior to the last such purchase or acquisition or (v) ACC shall make a distribution of cash, property or securities to holders of Common Stock in their capacity as such (including by means of dividends, reclassification or recapitalization) which, together with all other distributions during such 12-month period preceding the date of such distribution, has an aggregate fair market value in excess of an amount equal to 25% of the fair market value of Common Stock of ACC outstanding on the date immediately prior to such distribution.

     Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Noteholder to require ACC to repurchase such Notes as a result of conveyance, transfer or lease of less than all of the assets of ACC to another person may be uncertain.

     Under the Indenture, a "Fundamental Change of Business" is deemed to have occurred if, as of the last day of any quarter, excluding any extraordinary or non-recurring revenues, ACC shall have derived less than an average of 65% of its Consolidated Net Revenues (as defined in the Indenture) from the consumer finance business, including consumer mortgage finance, during the preceding four quarters.

     Except as described above with respect to a Fundamental Structural Change or a Fundamental Change of Business, the Indenture does not contain any other provisions that permit the Noteholders to require that the Company repurchase the Notes in the event of a takeover or similar transaction. Moreover, a recapitalization of the Company or a transaction entered into by the Company with management or their affiliates would not necessarily be included within the definition of a "Fundamental Structural Change." Accordingly, while such definitions cover a wide variety of arrangements which have traditionally been used to effect highly-leveraged transactions, the Indenture does not afford the Noteholders protection in all circumstances from highly leveraged transactions, reorganizations, restructurings, mergers or similar transactions involving the Company and its subsidiaries that may adversely affect Noteholders.

     The Fundamental Structural Change and the Fundamental Change of Business feature of the Notes may, in certain circumstances, make more difficult or discourage a takeover of the Company and thus removal of incumbent management. The Fundamental Structural Change and the Fundamental Change of Business feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company or part of a plan by management to adopt a series of anti-takeover provisions. Rather, the terms of the Fundamental Structural Change and the Fundamental Change of Business feature is a result of negotiations between the Company and the Underwriters.

     To the extent that the right of redemption by a Noteholder in the event of a Fundamental Structural Change or a Fundamental Change of Business constitutes a tender offer under Section 14(e) of the Exchange Act and the rule thereunder, the Company will comply with all applicable tender offer rules.

OPTIONAL REDEMPTION BY THE COMPANY

     Beginning December 1, 1999, the Company shall have the option to redeem, upon not less than 30 and not more than 60 days' notice, all or any portion of the Notes.

     If the Company redeems the Notes prior to maturity, it will pay in cash a redemption price equal to the following percentages of the principal amount of the Notes redeemed, plus interest to the date fixed for redemption:

                                IF REDEEMED DURING                              REDEMPTION
                             THE 12 MONTHS BEGINNING                              PRICE
    --------------------------------------------------------------------------  ----------
    December 1, 1999..........................................................     104%
    December 1, 2000..........................................................     102%
    December 1, 2001 and thereafter...........................................     100%

     If less than all the Notes are redeemed, the particular Notes to be redeemed will be selected by lot by the Trustee. Notice of redemption will be mailed to each holder of Notes to be redeemed at the address appearing in the registry books for the Notes maintained by the Company.

SUBORDINATION

     Payment of the principal of and interest on the Notes is subordinated in right of payment to payments due under Senior Indebtedness. Senior Indebtedness is defined to include the principal of (and premium, if any) and interest on all indebtedness of ACC incurred in connection with the borrowing of money from banks, trust companies, insurance companies, investment companies, real estate investment trusts, pension and profit sharing trusts or other financial institutions or institutional investors, whether outstanding at the date of execution of the Indenture or thereafter incurred or created, and such indebtedness of others that ACC has assumed, guaranteed or otherwise assured payment of, directly or indirectly, and renewals, extensions and refunding of any of the foregoing. Senior Indebtedness does not include indebtedness incurred, created or assumed after the date of execution of the Indenture that provides by its terms that such indebtedness is not prior in right of payment to the Notes or secured indebtedness with respect to which the sole recourse of the lender in the event of nonpayment or other default is to the collateral. At September 30, 1996, Senior Indebtedness aggregated $5 million. The amount of Senior Indebtedness may change in the future.

     The Notes are senior to the Company's authorized Common Stock and Preferred Stock and will be senior to any other class of capital stock that may be authorized.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The following will be Events of Default: (a) default in the payment of principal, or premium, if any, when due; (b) default in the payment of any interest when due, continued for five days; (c) default in the making of any redemption payment when due, continued for five days; (d) acceleration of all or any portion of Senior Indebtedness or the foreclosure upon any collateral securing Senior Indebtedness; (e) default by the Company under any Senior Indebtedness if the default shall remain uncured for a period of 180 consecutive days; (f) default in the performance of any other covenant or warranty of the Company, continued for 30 days (or, in certain circumstances, 60 days) after written notice to the Company by the Trustee or to the Company and the Trustee by the holders of 10% in principal amount of the outstanding Notes; or (g) certain events of bankruptcy, insolvency or reorganization. If any Event of Default shall occur and be continuing, the Trustee or the holders of not less than 25% in principal amount of outstanding Notes may declare the Notes immediately due and payable.

     The Company is required to deliver annually to the Trustee an officers' certificate as to the absence or existence of any default in the performance of any covenant contained in the Indenture during the preceding year.

     The Indenture provides that the Trustee will, within 60 days after obtaining notice of the occurrence of a default, give the Noteholders (and to certain other persons and former Noteholders) notice of all uncured defaults known to it; but, except in the case of a default in the payment of principal, or premium, if any, or interest on any of the Notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such Noteholders.

     The holders of a majority of the aggregate principal amount of outstanding Notes may on behalf of all Noteholders waive certain past defaults, not including a default in payment of principal, or premium, if any, or interest on any Note.

RESTRICTIONS ON ADDITIONAL INDEBTEDNESS

     The Company is prohibited by the Indenture from permitting its total Indebtedness (as defined in the Indenture), which excludes secured indebtedness with respect to which the sole recourse of the lender in the event of nonpayment or other default is to the collateral and includes the Notes, to exceed six (6) times the Company's Consolidated Tangible Net Worth (as defined in the Indenture) at any time. At September 30, 1996, assuming that the Notes were then outstanding and such proceeds of the offering were used as described in "Use of Proceeds," such Indebtedness was approximately 2.04 times the Company's Consolidated Tangible Net Worth.

LIQUIDITY MAINTENANCE REQUIREMENT

     The Company is not required to establish a sinking fund for the purpose of redeeming the Notes. ACC has covenanted, however, to maintain on or before ten days prior to and until the next Interest Payment Date (as defined in the Indenture), Permitted Investments (as defined in the Indenture) the fair market values of which are equal to six times the aggregate amount of interest payable with respect to the Notes for the next succeeding Interest Payment Date. The Company is required to deliver to the Trustee, within 30 days after the end of each fiscal quarter, an officer's certificate as to compliance with this covenant.

LIMITATIONS ON DIVIDENDS AND OTHER PAYMENTS

     ACC has agreed pursuant to the Indenture that it will not make, pay or declare any of the following (each a "Restricted Payment"): (i) any dividend or other distribution of property or assets other than dividends paid solely in the Company's stock, (ii) a repayment or defeasance of any indebtedness which is subordinate to the Notes (except, so long as the Notes are not in default, scheduled payments of principal and interest thereon), (iii) an exchange of equity for debt issued subsequent to September 30, 1996, or (iv) any stock repurchase, unless such Restricted Payment is less than the sum of (A) $1,000,000 plus (B) 45% of the Company's cumulative consolidated net income earned during the period commencing October 1, 1996, and ending on the date of such Restricted Payment, plus (C) the cumulative cash proceeds to the Company of all public or private equity offerings during such time. In addition, the Company is prohibited by the Indenture from making any Restricted Payment if, by so doing, the Company will be in violation of any other provisions of the Indenture or any other loan agreement or indenture to which the Company is a party.

MERGER, CONSOLIDATION OR SALE OF ASSETS; SUCCESSOR CORPORATION

     The Company has covenanted that it will not merge or consolidate with, or sell all or substantially all of its assets to, any person, firm or corporation unless the Company is the continuing corporation in such transaction and, immediately thereafter, is not in default under the Indenture or, if it is not the continuing corporation, the successor corporation expressly assumes the Company's obligations under the Indenture and, immediately after such transaction, the successor corporation is not in default under the Indenture. Any successor corporation shall succeed to and be substituted for the Company as if such successor corporation has been named as the Company in the Indenture.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of 66 2/3% of the aggregate principal amount of outstanding Notes, provided that no such modification or amendment may (i) reduce the principal amount of or interest on any Note or change the stated maturity of the principal or the interest payment dates or change the currency in which the Notes are to be paid, without the consent of each holder of any Note affected thereby, or (ii) reduce the percentage of holders of Notes necessary to modify or alter the Indenture, without the consent of the holders of all Notes then outstanding.

THE TRUSTEE

     Norwest Bank Minnesota, National Association, is the Trustee under the Indenture. Its mailing address is Norwest Center, Sixth Street and Marquette Avenue, Minneapolis, Minnesota 55479-0069.

     The Indenture contains a provision pursuant to which the Company will indemnify the Trustee against any and all losses or liabilities incurred by the Trustee in connection with its execution and performance of the Indenture; provided, however, that such indemnification will not extend to losses resulting from a breach of the Trustee's duties under the Indenture. The Indenture provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee, subject to certain limitations set forth in the Indenture. The Trustee is not required to take any action at the direction of the Noteholders unless such Noteholders have provided the Trustee with a reasonable indemnity.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     Set forth below is a discussion of certain federal income tax consequences to persons purchasing the Notes. The discussion relates only to the material federal income tax consequences regarding the initial purchase, ownership and disposition of the Notes and is not necessarily inclusive of all matters which may be of interest to an individual investor. The discussion below likewise does not address the tax treatment to certain Noteholders subject to special treatment under the federal income tax laws (for example, dealers in securities, banks, life insurance companies, tax-exempt organizations and foreign taxpayers), nor does it discuss any aspect of state, local or foreign taxation. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR CONCERNING THE PARTICULAR TAX CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY STATE, LOCAL OR FOREIGN TAX LAWS TO WHICH THE INVESTOR MAY BE SUBJECT.

PAYMENTS OF INTEREST

     Interest on the Notes generally will be taxable to the Noteholder as ordinary income at the time it is paid or accrued in accordance with the Noteholder's method of accounting for tax purposes.

SALE OR REDEMPTION

     Generally, any sale or redemption of Notes will result in taxable gain or loss equal to the difference between the amount of cash or the property received and the Noteholder's adjusted tax basis in the Note. Generally, a Noteholder's adjusted tax basis in a Note will equal the cost of the Note to such holder. Any gain or loss upon a sale or other disposition of a Note (including the redemption of a Note or the payment of its principal amount at maturity), will be recognized as capital gain or loss, which will be long term if the Note has been held by the Noteholder for more than one year.

BACKUP WITHHOLDING

     The Company is required to comply with information reporting requirements imposed by the Internal Revenue Service and will be required to withhold 31% of the interest paid to Noteholders who are subject to the backup withholding rules and who (i) fail to provide to the Company their correct taxpayer identification number under penalty of perjury, (ii) furnish an incorrect taxpayer identification number, (iii) fail to report properly interest or dividends or
(iv) under certain circumstances, fail to provide the Company with a certified statement, under penalty of perjury, that the Noteholder is not subject to backup withholding. Any amounts so withheld from payments on the Notes will be paid over to the Internal Revenue Service and will be allowed as a credit against the Noteholder's federal income tax. Certain Noteholders (including, among others, corporations and foreign individuals who comply with certain certification requirements) are not subject to backup withholding. Noteholders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriters named below, have agreed, severally, to purchase from ACC the principal amount of Notes set forth below opposite their respective names.


                             NAME OF UNDERWRITER                            AMOUNT OF NOTES
    ----------------------------------------------------------------------  ---------------
    McDonald & Company Securities, Inc....................................    $10,000,000
    J.C. Bradford & Co....................................................     10,000,000
                                                                              -----------
              Total.......................................................    $20,000,000
                                                                              ===========


     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all the principal amount of Notes offered hereby if any of such Notes are purchased.

     ACC has granted to the Underwriters and option, exercisable during the 30 days after the date of the Prospectus, to purchase up to $3,000,000 in aggregate principal amount of the Notes at the Price to Public set forth on the cover page hereof less an underwriting discount. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of Notes offered hereby.


     The Underwriters have advised ACC that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such a price less a concession not in excess of 2.0% of the principal amount. The Underwriters may allow and such dealers may reallow a concession not in excess of 0.5% of the principal amount to certain other dealers. After the initial public offering of the Notes, the public offering price and such concessions may be changed.


     The offering of the Notes is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of Notes.

     There is no public market for the Notes and ACC does not intend to apply for listing of the Notes on the Nasdaq National Market or any securities exchange. ACC has been advised by the Underwriters that, following the public offering of the Notes, the Underwriters presently intend to make a market in the Notes; however, the Underwriters are not obligated to do so, and any market-making activity with respect to the Notes may be discontinued at any time without notice. There can be no assurances as to the liquidity of the public market for the Notes or that an active public market for the Notes will develop. If an active market does not develop, the market price and liquidity of the Notes may be adversely affected.

     The Underwriting Agreement provides that ACC will indemnify the Underwriters, and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

                                 LEGAL MATTERS

     The legality of the Notes offered hereby is being passed upon for ACC by Sheppard, Mullin, Richter & Hampton LLP, whose address is 501 West Broadway, Suite 1900, San Diego, California 92101. Certain legal matters in connection with the sale of the Notes offered hereby will be passed upon for the Underwriters by Manatt, Phelps & Phillips LLP whose address is 11355 West Olympic Boulevard, Los Angeles, California 90064.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 31, 1995, and December 31, 1994, and for the year ended December 31, 1995, and for the six-month transition period ended December 31,

1994, and for the period from July 15, 1993 (the inception of the Company) through June 30, 1994, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement (as amended, the "Registration Statement") under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the SEC. A copy of the Registration Statement, including exhibits and schedules thereto, filed by the Company with the SEC, as well as reports and other information filed by the Company with the SEC may be inspected without charge (and copies of the material contained therein may be obtained from the SEC upon payment of applicable copying charges) at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional addresses: Los Angeles Regional Office, 3600 Wilshire Boulevard, Suite 100-J, Los Angeles, California 90010; Chicago Regional Office, 500 West Madison, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. The SEC maintains a Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
ACC Consumer Finance Corporation:

     We have audited the accompanying consolidated balance sheets of ACC Consumer Finance Corporation and subsidiaries (the Company) as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1995, the six-month transition period ended December 31, 1994 and the period from July 15, 1993 (inception) through June 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ACC Consumer Finance Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the year ended December 31, 1995, the six-month transition period ended December 31, 1994 and the period from July 15, 1993 (inception) through June 30, 1994, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

San Diego, California
April 15, 1996

                        ACC CONSUMER FINANCE CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                                DEC. 31,        DEC. 31,
                                                                                  1995            1994
                                                                SEPT. 30,      -----------     -----------
                                                                  1996
                                                               -----------
                                                               (UNAUDITED)
                                                  ASSETS
Cash and Cash Equivalents....................................  $   106,494     $   120,672     $   143,833
Restricted Cash (2)..........................................    1,426,361       1,032,683       1,918,915
Credit Enhancement Cash Reserve (2)..........................    7,194,382       4,052,524              --
Installment Contracts Held-for-Sale, Net(3)..................   24,990,322      28,187,778              --
Installment Contracts Held-for-Investment, Net(4)............      330,120         509,388      38,613,239
Interest Receivable..........................................      320,694         386,673         579,569
Asset-Backed Securities(5)...................................    8,250,907       3,910,080              --
Excess Servicing Receivables(6)..............................   11,862,618       5,590,878              --
Accounts Receivable(7).......................................    4,014,471       1,423,112         115,769
Fixed Assets, Net(8).........................................      965,067         842,016         490,220
Repossessed Vehicles.........................................      227,675         211,619         196,225
Prepaid Expenses.............................................      322,458         427,456          73,404
Other Assets.................................................      289,938         214,059         200,344
                                                               -----------     -----------     -----------
          Total Assets.......................................  $60,301,507     $46,908,938     $42,331,518
                                                               ===========     ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Repurchase Facility, Net(9)..................................  $26,328,645     $29,708,252     $40,492,594
Amount Due to Bank...........................................    2,105,633       1,537,290         289,932
Other Borrowings(10).........................................    3,884,986       7,439,597              --
Tax Liability(14)............................................    2,189,290         123,909              --
Lease Liability(13)..........................................      383,165         519,486         205,919
Accounts Payable and Accrued Liabilities.....................    2,749,002       1,295,604         445,300
                                                               -----------     -----------     -----------
          Total Liabilities..................................   37,640,721      40,624,138      41,433,745
                                                               -----------     -----------     -----------
Redeemable Preferred Stock, $.001 Par Value,
  Authorized 182,282 Shares(11)
  Series A -- 0, 162,831 and 127,537 Shares Issued and
     Outstanding at September 30, 1996, (unaudited), December
     31, 1995, and December 31, 1994, Respectively, and
  Series B -- 0, 11,538 and 0 Shares Issued and Outstanding
     at September 30, 1996 (unaudited), December 31, 1995,
     and December 31, 1994, Respectively, and
  Series C -- 0, 0 and 0 Shares Issued and Outstanding at
     September 30, 1996 (unaudited), December 31, 1995, and
     December 31, 1994, Respectively.........................           --       6,279,049       4,358,377
Shareholders' Equity
  Preferred Stock, $.001 Par Value, 1,817,718 Shares
     Authorized and None Issued and Outstanding(11)
  Common Stock, $.001 Par Value, Authorized 18,000,000,
     8,292,478 and 2,099,992 Shares Issued and Outstanding as
     of September 30, 1996 (unaudited) and December 31, 1995
     and December 31, 1994, Respectively.....................        8,292           2,100           2,100
Additional Paid-in Capital...................................   19,908,328         117,464         117,464
Retained Earnings (Accumulated Deficit)......................    2,744,166        (113,813)     (3,580,168)
                                                               -----------     -----------     -----------
          Total Shareholders' Equity.........................   22,660,786           5,751      (3,460,604)
Commitments and Contingencies(13)
          Total Liabilities and Shareholders' Equity.........  $60,301,507     $46,908,938     $42,331,518
                                                               ===========     ===========     ===========

          See accompanying notes to consolidated financial statements.

                        ACC CONSUMER FINANCE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                            NINE MONTHS ENDED SEPT.                                 JULY 15,
                                                                                      SIX-MONTH       1993
                                                                                     TRANSITION    (INCEPTION)
                                                      30,              YEAR ENDED      PERIOD        THROUGH
                                           -------------------------    DEC. 31,     ENDED DEC.     JUNE 30,
                                                            1995          1995        31, 1994        1994
                                                         -----------   -----------   -----------   -----------
                                              1996       (UNAUDITED)
                                           -----------
                                           (UNAUDITED)
Interest Income
  Interest Income........................  $ 6,576,043   $ 6,373,575   $ 7,531,690   $ 3,496,763   $   811,516
  Interest Expense.......................   (3,246,726)   (3,432,726)   (4,199,336)   (1,308,920)     (205,339)
                                           -----------   -----------   -----------   -----------   -----------
     Net Interest Income.................    3,329,317     2,940,849     3,332,354     2,187,843       606,177
Contract Losses
  Provision for Contract Losses(4).......     (590,298)     (300,190)     (673,802)     (902,361)     (592,325)
                                           -----------   -----------   -----------   -----------   -----------
     Net Interest Income after Provision
       for Contract Losses...............    2,739,019     2,640,659     2,658,552     1,285,482        13,852
Other Income
  Servicing and Ancillary Fees (3 and
     6)..................................    3,288,526       988,030     1,757,257        28,237         6,653
  Litigation Settlement Income...........           --            --            --       325,000            --
  Gain on Sale of Contracts(3 and 6).....   10,415,434     5,804,077     8,056,136            --            --
                                           -----------   -----------   -----------   -----------   -----------
     Total Other Income..................   13,703,960     6,792,107     9,813,393       353,237         6,653
     Total Income........................   16,442,979     9,432,766    12,471,945     1,638,719        20,505
Expenses
  Personnel..............................    5,907,831     3,904,851     5,280,161     1,691,212     1,924,588
  General and Administrative.............    2,742,914     1,668,097     2,449,217       701,366       493,056
  Servicing..............................    1,197,081       287,533       408,231        56,299            --
  Occupancy and Equipment................      351,745       268,008       372,254       101,333       100,779
  Depreciation and Amortization..........      325,975       199,587       286,727        80,715        90,044
                                           -----------   -----------   -----------   -----------   -----------
     Total Expenses......................   10,525,546     6,328,076     8,796,590     2,630,925     2,608,467
     Income (Loss) Before Taxes..........    5,917,433     3,104,690     3,675,355      (992,206)   (2,587,962)
     Income Tax Expense(14)..............    2,485,000       317,380       209,000            --            --
                                           -----------   -----------   -----------   -----------   -----------
     Net Income (Loss)...................    3,432,433     2,787,310     3,466,355      (992,206)   (2,587,962)
                                           -----------   -----------   -----------   -----------   -----------
Preferred Stock Dividends(11)............      116,818       151,641       215,419        82,621       152,673
                                           -----------   -----------   -----------   -----------   -----------
Net Income (Loss) Available to Common
  Shareholders...........................  $ 3,315,615   $ 2,635,669   $ 3,250,936   $(1,074,827)  $(2,740,635)
                                           ===========   ===========   ===========   ===========   ===========

                                                                        NINE MONTHS ENDED      YEAR ENDED
                                                                         SEPT. 30, 1996     DECEMBER 31, 1995
                                                                        -----------------   -----------------
Net Income per Common Share and Common Share Equivalent(1)
  Primary.............................................................          $0.47               $0.62
  Fully Diluted.......................................................          $0.47               $0.55
Shares Used in Computing Net Income Per Common Share and Common Share
  Equivalent(1)
  Primary.............................................................      7,268,215           5,624,305
  Fully Diluted.......................................................      7,303,038           6,292,478

          See accompanying notes to consolidated financial statements.

                        ACC CONSUMER FINANCE CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                            RETAINED        NOTES
                                          COMMON STOCK      ADDITIONAL      EARNINGS      RECEIVABLE
                                       ------------------     PAID-IN     (ACCUMULATED       FROM
                                        SHARES     AMOUNT     CAPITAL       DEFICIT)     SHAREHOLDERS      TOTAL
                                       ---------   ------   -----------   ------------   ------------   -----------
Balance at July 15, 1993
  (Inception)........................         --   $   --   $        --   $         --     $     --     $        --
  Issuance of Common Stock...........  2,099,992    2,100       117,464             --           --         119,564
  Net Loss...........................         --       --            --     (2,587,962)          --      (2,587,962)
  Issuance of Notes Receivable from
     Shareholders....................         --       --            --             --      (33,628)        (33,628)
                                       ---------   ------   -----------     ----------   -----------    -----------
Balance at June 30, 1994.............  2,099,992    2,100       117,464     (2,587,962)     (33,628)     (2,502,026)
  Payment on Notes Receivable from
     Shareholders....................         --       --            --             --       33,628          33,628
  Net Loss...........................         --       --            --       (992,206)          --        (992,206)
                                       ---------   ------   -----------     ----------   -----------    -----------
Balance at December 31, 1994.........  2,099,992    2,100       117,464     (3,580,168)          --      (3,460,604)
  Net Income.........................         --       --            --      3,466,355           --       3,466,355
                                       ---------   ------   -----------     ----------   -----------    -----------
Balance at December 31, 1995.........  2,099,992    2,100       117,464       (113,813)          --           5,751
  Net Income (unaudited).............         --       --            --      3,432,433           --       3,432,433
  Issuance of Common Stock, Net
     (unaudited).....................  2,000,000    2,000    12,515,012             --           --      12,517,012
  Payment of Preferred Stock
     Dividends (unaudited)...........         --       --            --       (574,454)          --        (574,454)
  Noncash Conversion of Preferred
     Stock to Common Stock
     (unaudited).....................  4,192,486    4,192     7,275,852                          --       7,280,044
                                       ---------   ------   -----------     ----------   -----------    -----------
Balance at September 30, 1996
  (unaudited)........................  8,292,478   $8,292   $19,908,328   $  2,744,166     $     --     $22,660,786
                                       =========   ======   ===========     ==========   ===========    ===========

          See accompanying notes to consolidated financial statements.

                        ACC CONSUMER FINANCE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                        NINE MONTHS ENDED SEPT.                     SIX-MONTH
                                                                                    TRANSITION    JULY 15, 1993
                                                  30,                YEAR ENDED    PERIOD ENDED    (INCEPTION)
                                       --------------------------     DEC. 31,       DEC. 31,        THROUGH
                                                         1995           1995           1994       JUNE 30, 1994
                                                     ------------   ------------   ------------   -------------
                                          1996       (UNAUDITED)
                                       -----------
                                       (UNAUDITED)
Cash Flows from Operating Activities:
  Net Income.........................  $ 3,432,433   $  2,787,310   $  3,466,355   $   (992,206)  $  (2,587,962)
  Adjustments to Reconcile Net Income
     (Loss) to Net Cash Used In
     Operating Activities:
       Gain on Sale of Contracts.....  (10,415,434)    (5,804,077)    (8,056,136)            --              --
       Amortization and                  3,848,411      1,204,369      2,382,908       (289,041)         26,548
          Depreciation...............
       Provision for Contract              590,298        300,190        673,802        902,361         592,325
          Losses.....................
       Provision for Deferred Income            --             --        174,000             --              --
          Taxes, Net.................
       Net Cash Deposited into          (3,535,536)    (1,337,308)    (3,166,292)    (1,245,225)       (673,689)
          Restricted Accounts........
       Net Deferred Fees.............           --             --        572,709        (88,685)        (77,363)
  Changes in Operating Assets:
       Net (Increase) Decrease in       (3,361,640)     5,519,641      5,435,470             --              --
          Contracts Held-for-Sale....
       Interest Receivable...........       65,979        202,773        192,896       (402,845)       (176,723)
       Accounts Receivable...........   (2,591,359)    (1,433,488)    (1,307,343)       357,338        (473,107)
       Other Assets..................      (98,206)      (186,507)       (43,144)       (52,468)       (177,177)
       Prepaid Expenses..............      104,998       (334,587)      (354,052)       (60,234)        (13,170)
  Changes in Operating Liabilities:
       Accounts Payable and Accrued      3,518,779      1,177,559        800,213        282,653         162,647
          Liabilities................
                                       -----------   ------------   ------------   ------------    ------------
       Net Cash (Used In) Provided By   (8,441,277)     2,095,875        771,386     (1,588,352)     (3,397,671)
          Operating Activities.......
Cash Flows from Investing Activities:
  Net Increase in Contracts Held-for-     (677,106)       (73,883)    (2,617,056)   (24,524,573)    (15,375,670)
     Investment......................
  Principal Paydowns of Asset-Backed     1,790,081        345,153        710,880             --              --
     Securities......................
  Fees for Arranging Repurchase                 --             --             --             --        (360,000)
     Facility........................
                                       -----------   ------------   ------------   ------------    ------------
  Proceeds from Liquidation of           1,469,550      1,311,786      1,706,800        244,000              --
     Repossessed Vehicles............
  Purchases of Fixed Assets..........     (385,703)      (511,175)      (609,094)      (224,762)       (399,750)
                                       -----------   ------------   ------------   ------------    ------------
       Net Cash Provided By (Used In)  $ 2,196,822   $  1,071,881   $   (808,470)  $(24,505,335)  $ (16,135,420)
          Investing Activities.......

                        ACC CONSUMER FINANCE CORPORATION

                                        NINE MONTHS ENDED SEPT.                     SIX-MONTH
                                                                                    TRANSITION    JULY 15, 1993
                                                  30,                YEAR ENDED    PERIOD ENDED    (INCEPTION)
                                       --------------------------     DEC. 31,       DEC. 31,        THROUGH
                                                         1995           1995           1994       JUNE 30, 1994
                                                     ------------   ------------   ------------   -------------
                                          1996       (UNAUDITED)
                                       -----------
                                       (UNAUDITED)
Cash Flows from Financing Activities:
  Net (Decrease) Increase in           $(3,472,562)  $(10,705,491)  $(10,907,271)  $ 25,476,742      15,448,076
     Repurchase Facility.............
  Increase in Other Borrowings.......    3,327,264      8,936,556      9,939,597             --              --
  Repayment of Other Borrowings......   (7,000,000)    (2,500,000)    (2,500,000)            --              --
  Net (Decrease) Increase in Capital      (136,321)       265,610        313,567        205,919              --
     Leases..........................
  Increase in Amount Due to Bank.....      568,343        977,681      1,247,358        232,780          57,153
  Payment on Notes Receivable from              --             --             --         33,628              --
     Shareholders....................
  Net Proceeds from Issuance of         12,517,012             --             --             --          85,936
     Common Stock....................
  Net Proceeds from Issuance of          1,000,995      1,920,672      1,920,672        249,977       3,980,400
     Preferred Stock.................
  Payment of Preferred Stock              (574,454)            --             --             --              --
     Dividends.......................
                                       -----------   ------------   ------------   ------------    ------------
       Net Cash Provided By (Used In)    6,230,277     (1,104,972)        13,923     26,199,046      19,571,565
          Financing Activities.......
  (Decrease) Increase in Cash and          (14,178)     2,062,784        (23,161)       105,359          38,474
     Cash Equivalents................
  Cash and Cash Equivalents at             120,672        143,833        143,833         38,474              --
     Beginning of Period.............
                                       -----------   ------------   ------------   ------------    ------------
  Cash and Cash Equivalents at End of  $   106,494   $  2,206,617   $    120,672   $    143,833   $      38,474
     Period..........................
                                       ===========   ============   ============   ============    ============
Supplemental Disclosure:
  Interest Paid......................  $ 2,990,814   $  3,336,911   $  4,073,177   $  1,038,586   $      97,839
  Taxes Paid.........................  $   419,619   $     42,091   $         --   $         --   $          --
  Non-Cash Conversion of Preferred     $ 7,280,044   $         --   $         --   $         --   $          --
     Stock...........................
  Non-Cash Issuance of Common Stock    $        --   $         --   $         --   $         --   $      33,628
     in Exchange for Notes
     Receivable......................
  Non-Cash Issuance of Warrants in     $        --   $         --   $         --   $         --   $     128,000
     Conjunction with Repurchase
     Facility........................
  Transfers of Contracts               $ 5,803,000   $  3,385,284   $  4,484,392   $         --   $          --
     Held-for-Sale to Asset-Backed
     Securities......................
  Transfers of Contracts Held-for-     $ 1,485,606   $  1,449,288   $  1,722,194   $    440,225   $          --
     Investment to Repossessed
     Vehicles........................
  Transfers of Contracts Held-for-     $   986,196   $ 38,862,581   $ 40,907,980   $         --   $          --
     Investment to Contracts
     Held-for-Sale...................
  Transfers of Contracts               $ 2,205,726   $  2,972,453   $  2,762,889   $         --   $          --
     Held-for-Sale to Contracts
     Held-for-Investment.............

          See accompanying notes to consolidated financial statements.

                        ACC CONSUMER FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED), AND
                       THE YEAR ENDED DECEMBER 31, 1995,
          AND THE SIX-MONTH TRANSITION PERIOD ENDED DECEMBER 31, 1994
         AND THE PERIOD FROM JULY 15, 1993 (INCEPTION) TO JUNE 30, 1994

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Nature of Business

     ACC Consumer Finance Corporation (ACC) initiated business in California on July 15, 1993, under the name American Credit Corporation. The Company changed its name in October 1995 and was reincorporated in Delaware in November 1995. ACC and its wholly-owned subsidiaries, OFL-A Receivables Corp. (OFL-A) and ACC Receivables Corp. (Receivables) (collectively, the Company), engage primarily in the business of purchasing, selling and servicing automobile installment sale contracts (the Contracts). The Company specializes in Contracts with borrowers who generally would not qualify for traditional financing, such as that provided by commercial banks or captive finance companies of automobile manufacturers. The Company purchases Contracts directly from automobile dealers, with the intent to resell them to institutional investors in the form of securities backed by the Contracts.

     The Company conducts its activities through three legal entities. The Company's operations (underwriting and Contract servicing) are conducted by ACC. The Contracts are purchased and held until sale by OFL-A, which is a special purpose financing corporation. Upon sale, the Contracts are concurrently transferred from OFL-A to ACC, from ACC to Receivables, and then from Receivables to a trust. Receivables retains subordinated asset-backed securities (Subordinated Securities) and excess servicing receivables (ESRs) in the securitization transactions.

  (b) Principles of Consolidation

     The consolidated financial statements include the accounts of ACC, OFL-A and Receivables. All significant intercompany accounts and transactions have been eliminated in consolidation.

  (c) Change in Year End

     On January 23, 1996, the Board of Directors approved a change in year end for federal and state taxes and for financial statement reporting from June 30 to December 31. The change for financial reporting purposes was effective as of January 1, 1995.

  (d) Initial Public Offering

     In May 1996, the Company sold in an initial public offering 2,000,000 shares of its Common Stock which generated net proceeds of approximately $12.5 million. The proceeds were used to partially pay-down the NIM Facility (included in Other Borrowings), temporarily reduce advances on the Company's warehouse facility (Repurchase Facility), and for other general corporate purposes. In addition, each share of the Company's redeemable Preferred Stock automatically converted into 23 shares of Common Stock upon consummation of the offering. Total cumulative dividends of $574,454 were paid to the holders of the redeemable Preferred Stock subsequent to the conversion.

  (e) Installment Contracts Held-For-Sale

     The Contracts are acquired from automobile dealers. The Contracts provide for interest of approximately 20%. Each Contract provides for full amortization, equal monthly payments and can be fully prepaid by the borrower at any time.

                        ACC CONSUMER FINANCE CORPORATION

     The Contracts are purchased at a discount and are recorded net of the discount. The Company also recognizes the interest accrued on Contracts through the date of purchase as an addition to the discount. Nonrefundable fees and related direct costs are deferred and netted against the Contract balances.

     The Company has purchased the Contracts with the intent to resell them in the future. Contracts held-for-sale are stated at the lower of aggregate cost or market value.

     The Contracts are financed under the terms of a repurchase agreement (Repurchase Agreement) and are accounted for as a financing of the Contracts. Under the terms of the agreement, the Company maintains the essential elements of ownership of the Contracts, particularly credit risk and interest rate risk.

  (f) Installment Contracts Held-for-Investment

     Since January 1, 1995, all Contracts have been purchased with the intent to be sold in asset-backed securities. Contracts that are identified as ineligible during the securitization process (primarily due to their payment history) are transferred to Contracts held-for-investment until such time that the deficiency has been resolved. These Contracts are transferred to held-for-investment at the lower of cost or market value and are accounted for net of an allowance for losses, as determined by historical loss experience and current delinquency levels. Effective January 1, 1995, concurrent with management's intent to sell the Contracts, amortization of the purchase discount and net deferred fees was discontinued.

  (g) Allowance for Contract Losses

     The allowance for Contract losses is maintained at a level deemed by management to be adequate to provide for the inherent risks in the Contracts held-for-investment. Management considers past loss experience and delinquency levels in determining the adequacy of the allowance for credit losses.

     The Company's policy is to charge-off the principal balance of all Contracts which are 120 or more days delinquent, except Contracts which are involved in bankruptcies which are charged-off at 210 or more days delinquent. In addition, the Company charges off Contracts prior to becoming 120 or 210 days delinquent if management has knowledge of specific circumstances that impair the collectibility of the outstanding balances. The Company maintains general loss allowances for the Contracts held-for-investment.

  (h) Excess Servicing Receivables

     The Company has created ESRs as a result of the sale of Contracts in the ACC Auto Grantor Trust 1995-A (the 1995-A Transaction), the ACC Auto Grantor Trust 1995-B (the 1995-B Transaction), the ACC Auto Grantor Trust 1996-A (the 1996-A Transaction) (unaudited), the ACC Auto Grantor Trust 1996-B Transaction (the 1996-B Transaction) (unaudited) and the ACC Auto Grantor Trust 1996-C (the 1996-C Transaction) (unaudited). ESRs are determined by computing the present value of the excess of the weighted average coupon on the Contracts sold (ranging from 19.77% to 20.62%) over the sum of: (i) the coupon on the senior bonds (ranging from 5.95% to 6.90%), (ii) a base servicing fee paid to the Company (ranging from 3.00% to 3.15%) and (iii) the charge-offs expected to be incurred on the portfolio of Contracts sold. For purposes of the projection of the excess servicing cash flows, the Company assumes that annual charge-offs (including accrued interest) will cumulatively approximate 11% of the original principal of the Contracts sold, over the life of the portfolio. Further, the Company uses an estimated average Contract life of 1.5 to 1.8 years. The cash flows expected to be received by the Company, before expected losses, are then discounted at a market interest rate that the Company believes an unaffiliated third-party purchaser would require as a rate of return on such a financial instrument. Expected losses are discounted using a rate equivalent to the risk-free rate which is equivalent to the rate earned on securities rated AAA or better with a duration similar to the duration estimated for the underlying Contracts. This results in an effective overall discount rate of approximately 15%. The excess servicing cash flows are only available to the Company to the extent that there

                        ACC CONSUMER FINANCE CORPORATION
is no impairment of the credit enhancements established at the time the Contracts are sold. ESRs are amortized using the interest method and are offset against servicing and ancillary fees. To the extent that the actual future performance results are different from the excess cash flows the Company estimated, the Company's ESRs will be adjusted quarterly with corresponding adjustments made to income in that period. In connection with the valuation of ESRs, the Company projects losses in the pool of Contracts which effectively represents the estimated undiscounted recourse loss allowance offset with the ESRs. As of September 30, 1996 (unaudited), and December 31, 1995, the estimated undiscounted recourse loss allowance embedded in the ESRs, excluding accrued interest, was $15.5 million and $7.1 million, respectively. This recourse loss allowance represents 8.5% and 8.1% of the Contracts serviced for others as of September 30, 1996, and December 31, 1995, respectively.

     The carrying value of the ESRs is subject to the provisions of the Emerging Issues Task Force (EITF) 88-11 pronouncement which states that an enterprise that sells the right to receive the interest payments, the principal payments, or a portion of either or both, relating to a loan should allocate the recorded investment in that loan between the portion of the loan sold and the portion retained based on the relative fair values of those portions.

  (i) Asset-Backed Securities

     In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement 115), management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity, they are classified as held-to-maturity. Asset-backed securities held-to-maturity are stated at estimated fair value at the time of securitization adjusted for the amortization of premiums and accretion of discounts over the maturity of the related security. These asset-backed securities have contractual terms to maturity, but require periodic payments to reduce principal. In addition, expected maturities will differ from contractual maturities because borrowers have the right to prepay the underlying installment contracts. Effective July 1, 1994, the Company adopted Statement 115. The carrying value of the asset-backed securities is subject to the provisions of the EITF 88-11 and are recorded net of a discount, which is amortized using the interest method.

  (j) Net Gain on Sale

     Each issuance of an asset-backed security results in the recognition of a "net gain on sale of contracts" on the Company's consolidated statement of operations for the period in which the sale was made. These gains are recognized to the extent that the net proceeds from the sale are greater than the relative fair value of the Contracts sold. This gain is subject to the provisions of the EITF 88-11 that states that any gain recognized when a portion of a loan is sold should not exceed the gain that would be recognized if the entire loan were sold.

  (k) Repossessed Vehicles

     Vehicles acquired from non-payment of indebtedness are recorded at the lower of the estimated fair market value or the outstanding Contract balance. Such assets are generally sold within 60 days and any difference between the sales price, net of expenses, and the carrying amount is treated as a charge-off or recovery. In addition, the Company recognizes claims submitted pursuant to a vendor single interest policy as accounts receivables.

  (l) Fixed Assets

     Furniture, fixtures and equipment are initially recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (six months to five years).

                        ACC CONSUMER FINANCE CORPORATION

  (m) Organizational Expenses

     The Company incurred expenses in connection with the organization of the business. These expenses were capitalized and are amortized on a straight-line basis over a five-year period.

  (n) Repurchase Facility Fees

     The Company incurred fees of $488,000 in connection with the Repurchase Facility. These fees reflected cash payments made and the estimated value of Preferred Stock warrants issued in conjunction with the Repurchase Facility. The Repurchase Facility costs have been deferred and are amortized over the five-year term of the Repurchase Facility as an adjustment to interest expense.

  (o) Servicing and Ancillary Fees

     Servicing fees are reported as income when earned, net of related amortization of excess servicing.

     The Company has the right to collect late payment fees and non-sufficient funds fees from borrowers. In addition, the Company from time to time incurs collection costs in connection with delinquent accounts. Ancillary fees are accounted for on a cash basis. Collection expenditures are recorded as expenses in the period incurred. Any reimbursements of collection costs are recognized as an expense recovery in the period that the proceeds are received.

  (p) Reclassification

     Certain amounts for the prior period have been reclassified to conform to the 1995 presentation.

  (q) Income Taxes

     The Company filed consolidated federal income and combined state franchise tax returns on a fiscal year basis through June 30, 1995, and has filed on a calendar basis thereafter. The Company accounts for income taxes in accordance with SFAS No. 109 (Statement 109). Under the asset and liability method of Statement 109, deferred income taxes are recognized based on future tax consequences due to differences between (i) the financial statement carrying amounts of existing assets and liabilities and (ii) their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  (r) Cash and Cash Equivalents

     For purposes of the consolidated financial statements, cash and cash equivalents include highly liquid debt and investment instruments with an original maturity of three months or less.

  (s) Hedging

     The Company enters into forward contracts as hedges relating to the Contract portfolio. These financial instruments are designed to minimize exposure and reduce risk from interest rate fluctuations. Gains and losses on forward contracts are deferred and recognized as adjustments to the basis of the Contracts until such time that the Contracts are sold. Such amounts are realized upon the sale of Contracts that are hedged.

  (t) Net Income (Loss) Per Share

     Due to the significant changes in the capital structure of the Company upon the closing of the initial public offering as discussed at Note 1(d) above, historical net income (loss) per share prior to the year ended

                        ACC CONSUMER FINANCE CORPORATION

December 31, 1995, is not presented. Net income per share is computed using the weighted average number of shares of Common Stock outstanding and common equivalent shares, unless the effect of common stock equivalents are anti-dilutive. However, pursuant to Securities and Exchange Commission Staff Accounting Bulletins, Common Stock and common equivalent shares issued during the 12-month period prior to the offering have been included in the calculation as if they were outstanding for all periods presented, even if anti-dilutive. In addition, net income per share reflects the 23 for 1 stock split which occurred in connection with the Company's initial public offering.

  (u) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principals. Actual results could differ from those estimates.

(2) RESTRICTED CASH AND CREDIT ENHANCEMENT CASH RESERVE

     With regard to Contracts owned, the Company is required to deposit all borrower payments, Contract liquidation proceeds and certain other receipts into restricted bank accounts under the control of a custodian. These accounts are owned by the Company, but funds may only be released by the custodian under the terms of the Repurchase Facility. Generally, the funds will be released only upon the repurchase and sale of the Contracts. As of September 30, 1996 (unaudited), December 31, 1995, and December 31, 1994, $1.4 million, $1.0 million and $1.9 million was held in the restricted bank accounts, respectively.

     The Company is a party to an agreement in connection with the sale of Contracts in asset-backed securities. The terms of the agreement provide that simultaneous with each sale of certificates to investors, the Company makes a cash contribution, as a credit enhancement, to a credit enhancement cash reserve under the control of a trustee. Subsequent to the sale, cash received from the ESRs and Subordinated Securities is deposited into the credit enhancement cash reserve. The credit enhancement cash reserve is owned by the Company, but funds will only be released by the trustee when certain credit enhancement requirements are met. The agreement provides that the amount of cash to be maintained in the credit enhancement cash reserve shall be at a specified percentage of the principal balance of the senior bonds. As principal payments are made to the bondholders, and if the pledged cash is in excess of the specified percentage of the principal balance of the bonds, the trustee will release the excess amount to the Company. As of September 30, 1996 (unaudited), and December 31, 1995, $7.2 million and $4.1 million, respectively, of cash were invested in short-term instruments and are included in the credit enhancement cash reserve on the consolidated balance sheets. There were no ESRs as of December 31, 1994.

(3) INSTALLMENT CONTRACTS HELD-FOR-SALE

     Installment Contracts held-for-sale are summarized as follows:

                                                                                   DEC. 31, 1995
                                                                SEPT. 30, 1996     -------------
                                                                --------------
                                                                (UNAUDITED)
    Principal Balance.........................................   $  25,996,221      $ 29,517,717
    Purchase Discount.........................................      (1,321,512)       (1,161,892)
    Net Deferred Expenses (Fees)..............................         276,512          (392,889)
    Unrealized Hedge Losses...................................          39,101           224,842
                                                                   -----------       -----------
                                                                 $  24,990,322      $ 28,187,778
                                                                   ===========       ===========

     As of September 30, 1996 (unaudited), December 31, 1995, and December 31, 1994, approximately $27 million, $31 million and $43 million, respectively, of the Contracts, including some Contracts held-for-

                        ACC CONSUMER FINANCE CORPORATION
investment, have been sold to Cargill Financial Services Corporation (Cargill) subject to the terms of the Repurchase Facility. These Contracts are held by a custodian until such time that they are repurchased. (See Notes 4 and 9.) There were no Contracts held-for-sale as of December 31, 1994.

     The Company maintains an ongoing hedging program to minimize the impact of changing interest rates on the value of the Contracts. The hedging strategy is implemented through the forward sale of two-year Treasury notes, futures Contracts or two-year Treasury instruments with remaining terms of approximately
1.5 years to 2 years, with Cargill acting as the counterparty to these hedging transactions. As of September 30, 1996 (unaudited), the Company had two-year Treasury futures Contracts with a notional amount of $25 million for sale in December 1996. As of December 31, 1995, the Company had sold forward $25 million of Treasury notes for delivery in January 1996. As of December 31, 1994, the Company had no forward sales outstanding.

     The Company recognizes unrealized gains and losses on the hedging transactions as an adjustment to the basis of the Contracts. Gains and losses are recognized upon sale of the Contracts. The Company recognized $90,000 of net gains on the hedging program during the nine-month period ended September 30, 1996 (unaudited). The Company recognized $927,000 of losses on the hedging program during the year ended December 31, 1995. During the six-month transition period ended December 31, 1994, there were no gains or losses from hedging transactions.

     In addition to the Contracts owned by the Company, the Company serviced $148 million and $87 million of Contracts as of September 30, 1996 (unaudited), and December 31, 1995, respectively. As of December 31, 1994, the Company did not service Contracts outside of those owned by the Company. The Company services Contracts for borrowers residing in approximately 40 states, with the largest concentrations of Contracts in California, Texas, Florida and Pennsylvania. An economic slowdown or recession or a change in the regulatory or legal environment in one or more of these states could have a material adverse effect on the performance of the Company's existing servicing portfolio and on its Contract purchases.

     During the nine-month period ended September 30, 1996 (unaudited), and the fiscal year ended December 31, 1995, the Company sold $131 million and $101 million, respectively, of Contracts in connection with the securitization transactions. For the same periods, the Company recognized gains associated with these securitizations of $10.4 million (unaudited) and $8.1 million, respectively. No Contracts were sold in the six-month transition period ended December 31, 1994.

     Contract packages are submitted to the Company for funding by automobile dealers. The Company evaluates each customer's creditworthiness on a case-by-case basis. As of September 30, 1996 (unaudited), and December 31, 1995, Contract packages representing $5.5 million and $2.1 million, respectively, were submitted to the Company for funding.

(4) INSTALLMENT CONTRACTS HELD-FOR-INVESTMENT

     Contracts held-for-investment represent Contracts that are ineligible for sale primarily due to their delinquent status or represent Contracts which management had no present intention to sell. The held-for-

                        ACC CONSUMER FINANCE CORPORATION
investment Contracts are also subject to the terms of the Repurchase Facility and are held by a custodian until they are repurchased. The Contracts held-for-investment are comprised of the following:

                                                    SEPT. 30,     DEC. 31,        DEC. 31,
                                                      1996          1995            1994
                                                    ---------    -----------    ------------
                                                    (UNAUDITED)
    Principal Balance.............................  $ 750,000    $ 1,040,695    $ 42,649,366
    Purchase Discount.............................    (37,857)       (40,727)     (3,021,171)
    Net Deferred Expenses (Fees)..................      7,977        (13,772)        166,048
    Allowance for Contract Losses.................   (390,000)      (476,808)     (1,181,004)
                                                    ---------    -----------    ------------
                                                    $330,120..   $   509,388    $ 38,613,239
                                                    =========    ===========    ============

     The Company maintains an allowance for Contract losses based on the outstanding principal balance of Contracts held-for-investment. A summary of the activity in the allowance for Contract losses is as follows:

                                                                               SIX-MONTH      PERIOD FROM
                                                                               TRANSITION    JULY 15, 1993
                                                                YEAR ENDED    PERIOD ENDED      THROUGH
                                                                 DEC. 31,       DEC. 31,       JUNE 30,
                                                                   1995           1994           1994
                                           NINE MONTHS          -----------   ------------   -------------
                                         ENDED SEPT. 30,
                                    -------------------------
                                       1996          1995
                                    -----------   -----------
                                    (UNAUDITED)   (UNAUDITED)
Beginning Balance.................   $  476,808   $ 1,181,004   $ 1,181,004   $    580,462     $      --
  Provision.......................      590,298       300,190       673,802        902,361       592,325
  Charge-offs.....................     (823,079)   (1,018,820)   (1,435,224)      (302,735)      (11,863)
  Recoveries......................      145,973        13,275        57,226            916            --
                                      ---------   -----------   -----------    -----------      --------
Ending Balance....................   $  390,000   $   475,649   $   476,808   $  1,181,004     $ 580,462
                                      =========   ===========   ===========    ===========      ========

(5) ASSET-BACKED SECURITIES

     In connection with the securitizations, the Company retained Subordinated Securities representing 5% of the principal balance of the Contracts sold. The Subordinated Securities from the 1995-A Transaction, 1995-B Transaction, 1996-A Transaction (unaudited), 1996-B Transaction (unaudited) and 1996-C Transaction (unaudited) have pass-through rates of 6.70%, 6.40%, 5.95%, 6.90% and 6.90%, respectively. These

                        ACC CONSUMER FINANCE CORPORATION
securities have been valued at a discount to yield approximately 13% to 14%. There were no Subordinated Securities at December 31, 1994. The Subordinated Securities are as follows:

                                                  SEPTEMBER 30, 1996          DECEMBER 31, 1995
                                               ------------------------    ------------------------
                                                CARRYING        FAIR        CARRYING        FAIR
                                                 VALUE         VALUE         VALUE         VALUE
                                               ----------    ----------    ----------    ----------
                                               (UNAUDITED)
          Total..............................  $8,250,907    $8,713,000    $3,910,080    $4,251,000
                                               ==========    ==========    ==========    ==========

(6) EXCESS SERVICING RECEIVABLES

     A summary of the activity in ESRs is as follows:

                                                                                    YEAR ENDED
                                                                                   DEC. 31, 1995
                                                                 NINE MONTHS       -------------
                                                                    ENDED
                                                                SEPT. 30, 1996
                                                                --------------
                                                                 (UNAUDITED)
    Beginning Balance.........................................   $   5,590,878      $         --
    Additions from Securitizations............................       9,952,000         7,700,699
    Amortization..............................................      (3,680,260)       (2,109,821)
                                                                   -----------       -----------
              Ending Balance..................................   $  11,862,618      $  5,590,878
                                                                   ===========       ===========

     There were no ESRs at December 31, 1994.

(7) ACCOUNTS RECEIVABLE

     As of September 30, 1996 (unaudited), December 31, 1995, and December 31, 1994, the Company had approximately $2.7 million, $626,000 and $116,000, respectively, due from Cargill for net Contracts funded by the Company which were delivered to a custodian, but not yet funded through the Repurchase Facility.

                        ACC CONSUMER FINANCE CORPORATION

(8) FIXED ASSETS, NET

     Furniture, fixtures and equipment consisted of the following:

                                                                      DEC. 31,      DEC. 31,
                                                                        1995          1994
                                                      SEPT. 30,      ----------     ---------
                                                        1996
                                                     -----------
                                                     (UNAUDITED)
    Furniture, Fixtures & Equipment................  $   917,660     $  679,826     $ 330,281
    Leasehold Improvements.........................      103,312         70,889        19,969
    Computer Equipment.............................      598,337        482,891       274,262
                                                      ----------     ----------     ---------
                                                       1,619,309      1,233,606       624,512
    Less Accumulated Depreciation..................     (654,242)      (391,590)     (134,292)
                                                      ----------     ----------     ---------
    Fixed Assets, Net..............................  $   965,067     $  842,016     $ 490,220
                                                      ==========     ==========     =========

     The Company has entered into lease arrangements with Cargill Leasing Corporation, an affiliate of Cargill, for the sale and leaseback of certain of its furniture and equipment. These leases are accounted for as capital leases. The original cost of the equipment subject to the capital leases is $731,000. (See Note 13.)

(9) REPURCHASE FACILITY, NET

     The Company has entered into a financing arrangement, the object of which is to provide interim financing for the Contracts purchased. When the Contracts are repurchased from Cargill, the Company is obligated to pay Cargill a repurchase fee that is calculated as a percentage of the Contracts ranging from 2% to .5%, depending upon the cumulative amount of Contract sales.

     The Repurchase Facility expires in July 1998. Under the terms of the Repurchase Facility, the Company will sell Contracts to Cargill with an agreement to repurchase the Contracts. The repurchase is intended to occur concurrent with the sale of the Contracts. The Repurchase Facility requires Contracts to be held by a custodian and requires the Company to deposit borrower payments into restricted bank accounts. The Company is obligated to repurchase Contracts in the event that: (i) the Contracts do not conform to the terms of the Repurchase Facility, (ii) a breach of a representation or warranty has occurred or (iii) the Company has defaulted under the terms of the Repurchase Facility. In addition, the Repurchase Facility contains certain restrictive covenants that include, without limitation, achieving specific Contract purchase volumes. If these covenants are not met, a termination of the facility could occur. As of September 30, 1996 (unaudited), December 31, 1995, and December 31, 1994, management believes the Company was in compliance with such covenants.

     The Repurchase Facility balance is net of deferred costs of $217,000, $310,000 and $432,000 as of September 30, 1996 (unaudited), December 31, 1995, and December 31, 1994, respectively. Interest on the Repurchase Facility accrues at a fixed margin (3.25% over the one-month LIBOR as of September 30, 1996 (unaudited), and December 31, 1995 and 3.00% over the three-month LIBOR as of December 31, 1994). The relevant LIBOR was 5.4% as of September 30, 1996 (unaudited), 5.7% as of December 31, 1995, and 6.8% as of December 31, 1994. In addition to funds in the restricted cash accounts, advances on the Repurchase Facility were secured by Contracts aggregating approximately $27 million, $31 million and $43 million as of September 30, 1996 (unaudited), December 31, 1995, and December 31, 1994, respectively. These amounts include $2.8 million, $642,000 and $122,000 of gross Contracts which were delivered, but not yet funded by Cargill, as of September 30, 1996 (unaudited), December 31, 1995, and December 31, 1994, respectively.

                        ACC CONSUMER FINANCE CORPORATION

(10) OTHER BORROWINGS

     In September 1995, the Company entered into a Subordinated Certificate and Net Interest Margin Certificate Financing Facility Agreement (NIM Facility) with Cargill, as amended, that permits up to $15 million in borrowings collateralized by the Subordinated Securities and the ESRs. The facility was increased to $15 million on May 22, 1996. The NIM Facility and the Repurchase Facility have cross-default and cross-collateralization clauses which state that the Company must be in compliance with all covenants relating to both agreements at all times. As of September 30, 1996 (unaudited), the Company has drawn approximately $3.9 million under this facility. As of December 31, 1995, the Company has drawn $7.4 million under this facility. The interest rate on the NIM Facility is the one-month LIBOR, plus 7%. The Company also pays an annual commitment fee of $150,000, which is payable in four quarterly installments. The NIM Facility has a contractual maturity date of May 22, 1998. Under the NIM Facility Agreement, the following events, among others, constitute events of default: (i) a material adverse change in the financial condition of OFL-A, the Company or Receivables,
(ii) a change in control of ACC, OFL-A or Receivables; (iii) Moody's Investors Service, Inc. (Moody's) or Standard & Poor's Ratings Group (S&P) shall have downgraded any asset-backed security of ACC other than as result of the downgrading of FSA or other related surety company; (iv) in connection with any structured finance transaction (including any subsequent asset-backed security), the initial credit enhancement levels required to achieve an overall "BBB" rating from either Moody's or S&P is equal to or greater than nine percent of the aggregate unpaid principal balance of the Contracts so financed; (v) Cargill, as sponsor, shall be obligated to make any payments in respect of any asset securitization transaction or any other eligible transaction due to a default by the Company; (vi) the occurrence of more than three collateral events with respect to Contracts financed under the Repurchase Facility or in pool of Contracts securing any Subordinated Certificates or excess servicing revenues pledged as collateral to Cargill under the NIM Facility; (vii) the occurrence of valuation adjustments of an aggregate, cumulative, amount of 20% or more of the Subordinated Certificates and ESRs securing the NIM Facility; or (viii) an interest rate (equal to LIBOR plus seven percent) that is equal to or greater than 18% for 30 or more consecutive days. A collateral event means with respect to the Contracts securing the Repurchase Facility or with respect to any pool of Contracts in an asset-backed security, the occurrence of any three of the following events during any monthly period: (i) a trailing three-month annualized net charge-off rate equal to or greater than ten percent; (ii) a trailing six-month annualized net charge-off rate equal to or greater than nine percent, (iii) a trailing three-month delinquency rate equal to or greater than nine percent; (iv) a trailing six-month delinquency rate equal to or greater than eight percent; (v) a trailing three-month annualized repossession rate equal to or greater than 15%; or (vi) a trailing six-month annualized repossession rate equal to or greater than 14%. As of September 30, 1996, and December 31, 1995, management believes the Company was in compliance with its covenants and no event of default had occurred.

     The Company retired a bridge financing facility of $2.5 million (Bridge Financing Facility) with proceeds of the NIM Facility. The Bridge Financing Facility had an interest rate of 12% through December 5, 1995, and 25% thereafter.

(11) PREFERRED STOCK

  (a) Redeemable Preferred Stock

     Each share of all series of outstanding redeemable Preferred Stock was converted into 23 shares of Common Stock in May 1996 when the Company completed its initial offering of its Common Stock. (See Note 1(d).) In June 1996, $574,454 of dividends were paid to the holders of the redeemable Preferred Stock.

     The holders of the Series A Preferred Stock were entitled to receive cumulative dividends equal to 4% of the stated value of the shares ($33.17) when and as declared by the Board of Directors. No dividends were declared or paid prior to the earlier of: (i) July 15, 1998, (ii) 30 days following the Company's initial public offering or (iii) a liquidation of the Company. As of December 31, 1995, and December 31, 1994, $416,000

                        ACC CONSUMER FINANCE CORPORATION
and $235,000, respectively, of dividends on Series A Preferred Stock had accumulated. Upon liquidation, holders of the Series A Preferred Stock were entitled to receive, in preference to any payment on the Common Stock, an amount equal to the stated value of the shares, plus any accrued and unpaid dividends. The Series A Preferred Stock was redeemable, at the option of the holder, five years from the date of issue at the stated value, plus accumulated dividends. Each share of Series A Preferred Stock automatically converted into a share of Common Stock upon the closing of the Company's firm commitment underwritten public offering of its Common Stock.

     In March 1995, the Company issued Series B Preferred Stock. The holders of the Series B Preferred Stock were entitled to receive cumulative dividends equal to 6% of the stated value of the shares ($65.00) when and as declared by the Board of Directors. No dividends were declared or paid until the earlier of: (i) July 15, 1998, (ii) 30 days following the Company's initial public offering,
(iii) a liquidation of the Company or (iv) redemption of the Preferred Stock. As of December 31, 1995, $34,000 of dividends on Series B Preferred Stock had accumulated. Upon liquidation, holders of the Series B Preferred Stock were entitled to receive, in preference to any payments on the Common Stock, an amount equal to the stated value, plus accrued and unpaid dividends. The Series B Preferred Stock was redeemable, at the option of the holder, two years from the issue at the stated value, plus accumulated dividends. Each share of Series B Preferred Stock automatically converted into a share of Common Stock upon the closing of the Company's firm commitment underwritten public offering of its Common Stock.

     In January 1996 (unaudited), the Company issued Series C Preferred Stock. The holders of the Series C Preferred Stock were entitled to receive cumulative dividends equal to 4% of the stated value of the shares ($126.50) when and as declared by the Board of Directors. No dividends were declared or paid prior to the earlier of: (i) July 15, 1998, (ii) 30 days following the Company's initial public offering or (iii) a liquidation of the Company. Upon liquidation, holders of the Series C Preferred Stock were entitled to receive, in preference to any payment on the Common Stock, an amount equal to the stated value of the shares, plus any accrued and unpaid dividends. The Series C Preferred Stock was redeemable, at the option of the holder, five years from the date of issue at the stated value, plus accumulated dividends. Each share of Series C Preferred Stock automatically converted into a share of Common Stock upon the closing of the Company's firm commitment underwritten public offering of its Common Stock.

     The changes in redeemable Preferred Stock are as follows:

                                       SERIES A               SERIES B               SERIES C
                                   PREFERRED STOCK         PREFERRED STOCK       PREFERRED STOCK         TOTAL
                                ----------------------   -------------------   --------------------   -----------
                                 SHARES      AMOUNT      SHARES     AMOUNT     SHARES     AMOUNT        AMOUNT
                                --------   -----------   -------   ---------   ------   -----------   -----------
Balance at June 30, 1994......   120,000   $ 4,108,400        --   $      --       --   $        --   $ 4,108,400
Issuance of Series A Preferred
  Stock.......................     7,537       249,977        --          --       --            --       249,977
                                --------   -----------   -------   ---------   ------   -----------   -----------
Balance at December 31,
  1994........................   127,537     4,358,377        --          --       --            --     4,358,377
Issuance of Series B Preferred
  Stock.......................        --            --    11,538     749,970       --            --       749,970
Exercise of Warrants..........    35,294     1,170,702        --          --       --            --     1,170,702
                                --------   -----------   -------   ---------   ------   -----------   -----------
Balance at December 31,
  1995........................   162,831     5,529,079    11,538     749,970       --            --     6,279,049
Issuance of Series C Preferred
  Stock (unaudited)...........        --            --        --          --    7,913     1,000,995     1,000,995
                                --------   -----------   -------   ---------   ------   -----------   -----------
Conversion to Common Stock
  (unaudited).................  (162,831)   (5,529,079)  (11,538)   (749,970)  (7,913)   (1,000,995)   (7,280,044)
                                --------   -----------   -------   ---------   ------   -----------   -----------
Balance at September 30, 1996
  (unaudited).................        --   $        --        --   $      --       --   $        --   $        --
                                ========   ===========   =======   =========   ======   ===========   ===========

                        ACC CONSUMER FINANCE CORPORATION

  (b) Blank Check Preferred Stock

     The Company's Certificate of Incorporation authorizes the issuance of 1,817,718 shares of Preferred Stock that have not been designated or issued ("blank check preferred") and may be subject, without stockholder approval, to being issued in one or more series with such preferences, limitations and relative rights as are determined by the Board of Directors of the Company at the time of the issuance.

  (c) Warrants

     In July 1993, the Company issued to Cargill a warrant in connection with the Repurchase Facility for 35,294 shares of the Company's Series A Preferred Stock. The warrant entitled Cargill to acquire a like number of shares of Series A Preferred Stock for an exercise price in the range of $33.17 per share and $66.17 per share based upon the net book value per share of the Common Stock. The warrants were to expire on the earlier of: (i) July 15, 1999, (ii) the closing of an initial public offering or (iii) the termination of the Repurchase Facility by Cargill due to a material breach by Cargill. The warrant was fully exercised by Cargill on September 29, 1995, at an exercise price of $33.17 per share.

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments, as well as the methods and significant assumptions used to estimate fair values. The following information does not purport to represent the aggregate net fair value of the Company.

                                            SEPTEMBER 30, 1996               DECEMBER 31, 1995
                                        ---------------------------     ---------------------------
                                         CARRYING          FAIR          CARRYING          FAIR
         FINANCIAL INSTRUMENT              VALUE           VALUE           VALUE           VALUE
--------------------------------------  -----------     -----------     -----------     -----------
                                                (UNAUDITED)
Installment Contracts Held-for-Sale...  $24,990,322     $25,996,221     $28,187,778     $29,517,717
Installment Contracts
  Held-for-Investment.................      330,120         330,120         509,388         509,388
Asset-Backed Securities...............    8,250,907       8,713,000       3,910,080       4,251,000
Excess Servicing Receivables..........   11,862,618      12,917,000       5,590,878       5,753,000
Repurchase Facility...................   26,328,645      26,328,645      29,708,252      29,708,252
Other Borrowings......................    3,884,986       3,884,986       7,439,597       7,439,597
Lease Liabilities.....................      383,165         411,409         519,486         568,815
Hedge Position........................       39,101          39,101         224,842         224,842

  Installment Contracts Held-for-Sale

     The carrying value of Contracts held-for-sale represents the Company's cost basis in the Contracts. Also, since the Company intends to hold the Contracts for a relatively short period of time and sell them through a securitization, typically at par, fair values of Contracts held-for-sale is estimated to be par value.

  Installment Contracts Held-for-Investment

     Estimates have been made, based on historical experience, of the value of the non-performing Contracts within the held-for-investment portfolio. The carrying value is reported net of an allowance for the probable losses on these Contracts and is a reasonable estimate of what management believes to be the fair value of the Contracts in this portfolio.

                        ACC CONSUMER FINANCE CORPORATION

  Asset-Backed Securities and Excess Servicing Receivables

     The fair value of the asset-backed securities (elsewhere referred to as Subordinated Securities) and the ESRs is estimated by discounting future cash flows using credit and discount rates that the Company believes reflect the estimated credit, interest rate and prepayment risks associated with similar types of instruments.

  Repurchase Facility and Other Borrowings

     The carrying value approximates fair value as these facilities reprice frequently at market rates.

  Lease Liabilities

     The fair value of the lease liabilities is estimated by discounting the future cash payout with obligations using a rate that the Company believes reflects the market rate for similar types of instruments.

  Hedge Liability

     The carrying value approximates fair values as this position refixes frequently at market rates. The fair value of the hedge position is based upon quoted market prices.

(13) COMMITMENTS AND CONTINGENCIES

  (a) Leases

     The Company leases office space, computers and other equipment under various operating leases. Future minimum rental payments on these operating leases are as follows:

                                   YEAR ENDED
                                  DECEMBER 31,
        -----------------------------------------------------------------
          1996...........................................................  $  529,075
          1997...........................................................     496,021
          1998...........................................................     403,340
          1999...........................................................     270,866
          2000...........................................................     277,733
          Thereafter.....................................................     349,837
                                                                           ----------
          Total Payments.................................................  $2,326,872
                                                                           ==========


     Total lease expenses for the nine-month periods ended September 30, 1996, and 1995 (unaudited), were $466,775 and $314,056, respectively. Total lease expense for the year ended December 31, 1995, the six-month transition period ended December 31, 1994, and the period from July 15, 1993 to June 30, 1994, was $445,342, $133,755 and $102,885, respectively.

                        ACC CONSUMER FINANCE CORPORATION

     The Company also leases furniture and equipment under various capital leases with a related party. The future minimum lease payments on these capital leases are as follows:

                                   YEAR ENDED
                                  DECEMBER 31,
        -----------------------------------------------------------------
          1996...........................................................  $ 280,250
          1997...........................................................    279,812
          1998...........................................................    106,766
                                                                           ---------
          Total Payments.................................................    666,828
          Less Amount Representing Interest..............................   (147,342)
                                                                           ---------
          Total Lease Liability..........................................  $ 519,486
                                                                           =========

  (b) Litigation

     The Company is subject to lawsuits which arise in the ordinary course of business. Management is of the opinion, based in part upon consultation with its counsel, that the liability to the Company, if any, arising from existing and threatened lawsuits would have no material adverse effect on the Company's financial position and results of operations.

(14) INCOME TAXES

     The components of income tax expense for the year ended December 31, 1995, for the six-month transition period ended December 31, 1994, and for the period from July 15, 1993 to June 30, 1994, are as follows:

                                                                       SIX-MONTH        PERIOD FROM
                                                                      TRANSITION         JULY 15,
                                                                        PERIOD             1993,
                                                    YEAR ENDED           ENDED            THROUGH
                                                   DEC. 31, 1995     DEC. 31, 1994     JUNE 30, 1994
                                                   -------------     -------------     -------------
    Current Income Taxes
      Federal....................................   $    12,000        $      --        $         --
      State......................................        23,000               --                  --
                                                   -------------     -------------     -------------
              Total..............................        35,000               --                  --
                                                   -------------     -------------     -------------
    Deferred Income Taxes
      Federal....................................     1,171,000         (329,000)           (818,000)
      State......................................       361,000          (24,000)           (187,000)
                                                   -------------     -------------     -------------
              Total..............................     1,532,000         (353,000)         (1,005,000)
                                                   -------------     -------------     -------------
    Change in Valuation Allowance................    (1,358,000)         353,000           1,005,000
                                                   -------------     -------------     -------------
              Total..............................   $   209,000        $      --        $         --
                                                     ==========       ==========          ==========

                        ACC CONSUMER FINANCE CORPORATION

     A reconciliation of expected income taxes computed using the federal income tax rate of 34% to taxes actually provided is set forth as follows:

                                                                       SIX-MONTH        PERIOD FROM
                                                                      TRANSITION         JULY 15,
                                                                        PERIOD             1993,
                                                    YEAR ENDED           ENDED            THROUGH
                                                   DEC. 31, 1995     DEC. 31, 1994     JUNE 30, 1994
                                                   -------------     -------------     -------------
    Computed Expected Income Taxes...............   $ 1,250,000        $(337,000)        $(880,000)
    Change in Valuation Allowance, Net of            (1,358,000)         353,000           880,000
      (Utilization) Non-recognition of Net
      Operating Loss Carryforward................
    State Taxes, Net of Federal Benefit..........       339,000               --                --
    Alternative Minimum Tax......................        12,000               --                --
    Other........................................       (34,000)         (16,000)               --
                                                   -------------     -------------     -------------
                                                    $   209,000        $      --         $      --
                                                     ==========       ==========        ==========

     Deferred income taxes result from the temporary differences between the tax basis of an asset or a liability and its reported amount in the consolidated balance sheets. The components that comprise deferred tax assets and liabilities at December 31, 1995, and December 31, 1994, are as follows:

                                                            DEC. 31, 1995     DEC. 31, 1994
                                                            -------------     -------------
    Deferred Tax Assets:
      Allowance for Contract Losses.......................   $    216,000      $    409,000
      Net Operating Loss Carryforwards....................        452,000           965,000
      Amortization........................................        245,000                --
      Other...............................................        190,000            65,000
                                                              -----------       -----------
              Total Gross Deferred Tax Assets.............      1,103,000         1,439,000
      Less Valuation Allowance............................             --        (1,358,000)
                                                              -----------       -----------
    Net Deferred Tax Assets...............................      1,103,000            81,000
                                                              -----------       -----------
    Deferred Tax Liabilities:
      Gain on Securitization..............................     (1,020,000)               --
      Amortization........................................             --            (9,000)
      Deferred Fees.......................................       (161,000)               --
      Other...............................................        (96,000)          (72,000)
                                                              -----------       -----------
              Total Gross Deferred Tax Liabilities........     (1,277,000)          (81,000)
                                                              -----------       -----------
    Net Deferred Taxes....................................   $   (174,000)     $         --
                                                              ===========       ===========

     Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance, at December 31, 1995, and 1994, respectively.

     At December 31, 1995, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $1.2 million and $166,000, respectively, which are available to offset future taxable income, if any, through the year 2010 and 2000, respectively.


     An effective tax rate of 42% and 10.2% was used in determining the income tax expense for the nine months ended September 30, 1996, and 1995 (unaudited), respectively.

                        ACC CONSUMER FINANCE CORPORATION

(15) 401(K) PLAN

     The Company adopted a defined contribution plan, pursuant to Internal Revenue Code Section 401(k), effective February 1, 1994. Eligible employees, generally those who have completed more than 90 days of service, may elect to contribute from 2% to 20% of their pre-tax compensation. Voluntary Company contributions to the plan are allocated based on 50% of the employee contributions up to $1,000 per calendar year. The plan may be terminated by the Company at any time. Employer contributions to the plan were approximately $37,000, $25,000 and $14,000 for the year ended December 31, 1995, the six-month transition period ended December 31, 1994, and the period from July 15, 1993, to June 30, 1994, respectively.

(16) STOCK OPTION PLANS

     The Company's 1995 stock option plan (Employee Plan) covers 450,000 shares of common stock. The Employee Plan permits the grant of incentive stock options or non-qualified options to any employees of the Company. Incentive stock options may not have an exercise price of less than the fair market value of the Common Stock on the date of grant, except options granted to holders of more than 10% of the Company's Common Stock may not have an exercise price of less than 110% of the fair market value of the Common Stock on the date of the grant. The Compensation Committee of the Board of Directors administers the Employee Plan and determines the employee who may participate, the amount of timing of each option grant and the vesting schedule for options. As of September 30, 1995 (unaudited), stock options representing 434,338 shares of common stock were outstanding.

     The Company's separate stock option plan for its non-employee Directors (Director Plan) covers 100,000 shares of Common Stock. The Director Plan provides for the award of non-qualified options, which expire five years from the date of grant, covering 20,000 shares of Common Stock to each non-employee director on the date of the plan's adoption and to any future elected or appointed non-employee director. Each of the options granted to the four current non-employee directors is at an exercise price of $7.25 per share. One-fourth of the option shares are exercisable immediately as of the offering, and the balance will vest over the subsequent three years at a rate of one-third per year. Any future option grant will be at an exercise price equal to the fair market value of the Common Stock on the date of the grant. At September 30, 1996 (unaudited), stock options representing 80,000 shares of Common Stock were outstanding.

(17) RELATED PARTY TRANSACTIONS

     At inception, the Company entered into a consulting contract with Rocco J. Fabiano to assist in the management of the Company. Terms of the contract required the Company to pay the consultant $220,000 annually, plus additional bonus compensation, through July 15, 1997. Additionally, the Company had employment contracts with Gary S. Burdick and Rellen M. Stewart, which extended through July 15, 1997. During the year ended December 31, 1995, the Company entered into Employment Agreements with all three of the Founders, which supersede previous agreements and extend through December 31, 1998. Additionally, the Company has other borrowings with shareholders as discussed in Notes 9 and 10 and capital lease arrangements with a related party as discussed in Notes 8 and 13.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AND OFFER TO BUY ANY SECURITIES OTHER THAN THE NOTES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
The Company...........................    3
The Offering..........................    5
Summary Financial and Operating
  Data................................    7
Risk Factors..........................   10
Use of Proceeds.......................   16
Capitalization........................   16
Selected Consolidated Financial
  Data................................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   28
Management............................   41
Certain Transactions..................   47
Principal Stockholders................   50
Description of the Notes..............   51
Certain Federal Income Tax
  Considerations......................   56
Underwriting..........................   58
Legal Matters.........................   58
Experts...............................   58
Available Information.................   59
Financial Statements..................  F-1


     UNTIL DECEMBER 13, 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                  $20,000,000

                           10.25% SUBORDINATED NOTES


                                    DUE 2003

                                      LOGO
                               ------------------

                                   PROSPECTUS
                               ------------------
                               MCDONALD & COMPANY

                                SECURITIES, INC.
                              J.C. BRADFORD & CO.

                               NOVEMBER 18, 1996


             ------------------------------------------------------
             ------------------------------------------------------